Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, but has not yet become effective.

Preliminary and Subject to Completion, dated December 18, 2015

INFORMATION STATEMENT

Versum Materials, Inc.

Common Stock, Par Value $1.00 Per Share

This information statement is being furnished to the holders of common stock of Air Products and Chemicals, Inc. (“Air Products”) in connection with the distribution by Air Products to its stockholders of all of the outstanding shares of common stock of Versum Materials, Inc. (“Versum”). Versum is a wholly owned subsidiary of Air Products that was formed to hold and operate Air Products’ Materials Technologies business, a global business that provides innovative solutions for specific customer applications within niche markets based upon expertise in specialty materials. The Materials Technologies business employs applications technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. To implement the distribution, Air Products will distribute the shares of Versum common stock on a pro rata basis to Air Products’ stockholders in a manner that is intended to be tax-free for United States federal income tax purposes, except for any cash received in lieu of fractional shares. The distribution is subject to certain conditions, as described in this information statement. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

For every common share of Air Products held of record by you as of the close of business on [●], the record date for the distribution, you will receive one share of Versum common stock. You will receive cash in lieu of any fractional shares of Versum common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and the Distribution Date,” if you sell your Air Products common stock in the “regular-way” market after the record date and before the separation, you also will be selling your right to receive shares of Versum common stock in connection with the separation. We expect the shares of Versum common stock to be distributed by Air Products to you on [●], 2016. We refer to the date of the distribution of Versum common stock as the “distribution date.” Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote of Air Products’ stockholders is required to effect the distribution. Therefore, you are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing common shares of Air Products or take any other action to receive your shares of Versum common stock.

Versum was organized as a Delaware limited liability company on November 17, 2015. Prior to the distribution, Versum will be converted from a limited liability company to a Delaware corporation. Air Products currently owns all of the outstanding equity of Versum. Accordingly, there is no current trading market for Versum common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution. We expect “regular-way” trading of Versum common stock to begin on the first trading day following the distribution date. Versum intends to apply to have its common stock authorized for listing on the New York Stock Exchange, Inc. under the symbol [●].

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

References in this information statement to specific codes, legislation or other statutory enactments are to be deemed as references to those codes, legislation or other statutory enactments, as amended from time to time.

The date of this information statement is [                ].

This information statement was first made available to Air Products stockholders on or about [                ].

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and distribution and Versum’s business and financial position, you should carefully review this entire information statement.

In this information statement, unless the context otherwise requires:

•	“Versum,” “we,” “our,” “us” and “the company” refer to Versum Materials, Inc. and its consolidated subsidiaries, after giving effect to the separation and distribution;

•	“Air Products” refers to Air Products and Chemicals, Inc. and its consolidated subsidiaries, other than, for all periods following the separation and distribution, Versum.

•	References to the “separation” refer to the internal reorganization described under “The Separation and Distribution” that includes the series of internal transactions resulting in the allocation, transfer and assignment to Versum of the assets, liabilities and operations of Air Products’ Materials Technologies business and certain other former businesses of Air Products, and the creation, as a result of the distribution, of a separate, publicly traded company, Versum Materials, Inc., which holds the Materials Technologies business.

•	References in this information statement to the “distribution” refer to the distribution by Air Products to its stockholders as of the record date of 100% of the outstanding shares of Versum, as further described herein.

Versum was organized as a Delaware limited liability company on November 17, 2015. Prior to the distribution, Versum will be converted from a limited liability company to a Delaware corporation.

This information statement describes the businesses to be transferred to Versum by Air Products in the separation as if the transferred businesses were our businesses for all historical periods described. References in this information statement to historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as conducted as part of Air Products and its subsidiaries prior to the separation.

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

Air Products

Air Products is a Delaware corporation originally founded in 1940, which serves energy, electronics, chemicals, metals, and manufacturing customers globally with a unique portfolio of products, services, and solutions that include atmospheric gases, process and specialty gases, electronic and performance materials, equipment and services. Air Products is the world’s largest supplier of hydrogen and has built leading positions in growth markets such as helium, refinery hydrogen, semiconductor materials, natural gas liquefaction, and advanced coatings and adhesives. As of September 30, 2015, Air Products had approximately 19,700 employees and operations in more than 50 countries worldwide.

Our Company

Versum is a global business that provides innovative solutions for specific customer applications within niche markets based on our expertise in specialty materials. The business employs applications technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. Versum consists of two primary business segments, Electronic Materials and Performance Materials, under which we will manage our operations and assess performance, and a Corporate segment. Fundamental to both primary businesses are strong customer relationships and collaborative development, technology leadership, unique product positioning and a strong global infrastructure with in-region flexible manufacturing capabilities.

Our Electronic Materials segment is a leading global producer of critical materials, including high purity process materials, cleaners and etchants, slurries, organosilanes and organometallics, and equipment which we sell to the semiconductor and display industries. Through its global network, Electronic Materials positions its research, manufacturing and technical support close to its customer facilities, enabling supply chain optimization and rapid response to product and service needs. We are a qualified supplier for our customers, and our products perform critical tasks in customers’ manufacturing process but represent a very small portion of the cost of the end product. Over the last 20 plus years, Electronic Materials has developed strong customer intimacy with the majority of the industry-leading Integrated Device Manufacturers, Foundries and Original Equipment Manufacturers through joint product development and providing on-site service and technical personnel at these customers’ facilities.

The Electronic Materials segment primarily serves the semiconductor industry with over 80% of its sales to that industry in both the memory and logic segments. The semiconductor industry is characterized by large scale global players and, while we serve a variety of customers from smaller technology firms to original equipment manufacturers to multinational semiconductor companies, the majority of our sales are concentrated to these key industry leaders. The semiconductor industry is global in scope with nearly all major semiconductor manufacturers having operations in multiple countries. The semiconductor materials industry is estimated at $45 billion and is part of a maturing estimated $450 billion electronics value chain. We participate in the estimated $5.5 billion amenable specialty gases and materials market, targeting six of the seven critical process steps in semiconductor manufacturing.

Our Performance Materials segment is a leading global producer of additives products such as epoxy curing agents, accelerators and catalysts, polyurethane catalysts, wetting agents, defoamers, and dispersants agents used across a wide variety of industries. Performance Materials is generally focused on and participates in the intermediate portion of the materials value chain. Our products add critical performance qualities to our customers’ end products and our portfolio is focused on differentiated products rather than the commoditized market. Our products include higher value-in-use additives and products that fall in a unique price/performance point from the customers’ perspective; and cannot be readily duplicated because of proprietary chemistries, process technology and application development expertise, customer reformulation cost, or raw materials quality.

Performance Materials focuses on industries that have grown historically at rates better than GDP, operating in segments with substantial growth opportunities, especially in emerging markets. The market is global in nature and encompasses end markets such as coatings, construction, composites, adhesives, automotive, inks and industrial cleaning. The amenable market is characterized by low volume, high product value and complex offerings. We serve a diversified customer base across a variety of industries and markets ranging from multi-national corporations who are leaders of their specific markets, to tier 2 and tier 3 players who are technologically driven and have established niche positions in their respective markets, and distributors who focus on small to medium size customers in a variety of end use applications. Many of our customers are leaders in the industrial and architectural coatings and the consumer foam markets.

In addition to our two primary segments, our Corporate segment includes certain administrative costs associated with operating a public company, non-core operating activities such as remediation of historical environmental sites, foreign exchange gains and losses, certain services to third parties adjacent to our operating sites, and other income and expense that cannot be directly associated with business segments. Assets in the Corporate segment include cash and deferred tax assets.

Competitive Strengths

Tailored Products for Niche Markets. Versum has established leadership positions in niche markets with performance-critical products tailored to meet specific customer needs. Our products deliver differentiated performance to our customers’ products, enhancing their productivity, quality, and environmental characteristics, yet they constitute a small portion of end-product cost and provide specific solutions for our customers’ needs in focused end markets.

Longstanding Relationships with Diverse Customer Base. As a trusted supplier to our customers, Versum works closely with many of its customers to create specialty solutions. Versum has maintained long-term relationships with a diversified base of blue chip customers, often spanning decades, by providing innovative solutions to our customers’ problems in a wide array of end-uses. Due to the specialized nature of our products, manufacturing complexity, qualification requirements in customers’ manufacturing process, high customer re-formulation and qualification change costs, and extensive proprietary chemistry, we believe our supply position with our customers is strong.

Technology Innovation and Leadership. We believe our extensive expertise in the field of high-value specialty performance materials and chemicals is and will be a key competitive strength. Versum manufactures complex chemicals ranging from polyurethane catalysts to chemical mechanical planarization slurries, leveraging broad proprietary knowledge of complex chemistry, manufacturing and formulation to provide innovative solutions for our customers.

Secular Growth Trends Supported by New Product Development and Pipeline. The business supplies a wide range of end markets providing diversified growth into the future. We believe growth will be further enhanced by the following secular trends:

•	Global focus on energy efficiency and eco-friendly applications

We have a focused strategy of developing products that lead to more sustainable customer processes and end products for the consumer through reduced emissions, improved energy efficiency or formulations with low environmental impact.

•	Increased importance of materials in driving future operating improvements in semiconductor design

The semiconductor industry requires development of new materials to meet the increased demand for device density and performance and more capable and energy efficient chips. We believe Versum is well-positioned to capitalize on these innovation based opportunities, given our proprietary technologies and strong relationships with leading innovators in both logic and memory market space.

•	Continued expansion of emerging market economies

As growth continues in emerging markets, it drives expansion in both the industrial and consumer sectors of these economies, resulting in increased construction, purchases of capital goods such as automobiles and appliances and electronics demand, and expansion of other end markets which utilize our products.

In addition, our customers regularly seek to introduce new generations of products and require technological improvement to satisfy their end markets. We believe our ability to develop new products to meet these needs positions us for further differentiation and growth.

Strategically Located Global Manufacturing Footprint and Infrastructure. Versum has a global, well established infrastructure with 24 strategically located manufacturing and 12 research and development facilities in the United States, Asia and Europe. We maintain a global network of production facilities and strong technical sales capabilities throughout the world. This critical mass in the markets we serve, combined with our global supply chain efficiency, enables us to provide low cost solutions in a timely manner to support our customers’ needs.

Strong Financial Performance and Cash Flow Generation. Versum has a strong financial profile with operating margin of 19.7% and Adjusted EBITDA margin of 25.5% for the fiscal year ended September 30, 2015. These strong margins help enable the business to generate significant cash flow. For an explanation of Adjusted EBITDA and EBITDA margin and reconciliation to accounting principles generally accepted in the United States of America (“GAAP”), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures—Adjusted EBITDA and EBITDA Margin.” Net income attributable to Versum for the period was $308 million in 2015, $254 million in 2014, and $76 million in 2013. The combination of strong operating margins and low capital intensity results in substantial cash flow generation.

Experienced Management Team. We have a strong management team which combines individuals with long standing industry experience and leadership in both the materials industry and the semiconductor industry with key outside hires who bring a diverse perspective to the business from various other companies. Guillermo Novo, our Chief Executive Officer, has 30 years of materials industry operating and executive experience at Air Products, Rohm & Haas and Dow Chemical Company, and is supported by a leadership team that has extensive industry and international experience and a proven operating and safety track record.

Business Strategies

Drive Operational Excellence and Asset Efficiency. Driving operational excellence, including a commitment to safety, environmental stewardship and supply chain reliability, are critical to the success of our business. Over the last three years, Versum has significantly improved operational performance. We have refocused our businesses, invested in research and development capabilities, exited unprofitable product lines, increased productivity and improved our cost structure. We intend to continue to implement various initiatives to improve the efficiency, effectiveness and reliability of our operations.

Maintain Strong Customer Focus. A key element of our success has been our ability to establish long standing working relationships with many of our customers. Our understanding of our customers’ needs and ability to develop innovative product solutions in a timely manner together with our supply reliability, high quality products and analytical capabilities have been critical in developing these long-term relationships. We will continue to leverage our technical sales teams and research and development capabilities to facilitate this ongoing collaboration with customers and foster new product development and product scale up.

Leverage our Leadership to Drive Growth. We have invested on average 3.3% of sales in research and development over the last three years and expect to continue a similar level of spending to deliver innovative solutions for our customers. We expect our leadership position to drive growth in the markets we compete in. Our focus on maintaining an in-depth knowledge of the key chemistries underlying our product portfolio and a detailed understanding of our customers’ applications, together with continuing to invest in innovation-driven product development, will enable us to capitalize on emerging secular growth trends. In addition, there are significant opportunities for us to invest capital in strategic acquisitions to strengthen our businesses and market positions and expand our technology.

Focus on Cash Flow Generation. Versum has a successful track record of delivering strong financial results. Given the low capital intensity of our business, this results in significant free cash flow generation.

Strong future cash flow will enable us to fund organic and inorganic growth opportunities or reduce leverage. We intend to continue to drive cash flow improvement by optimizing our cost structure through productivity actions and cost savings initiatives.

Risks Associated with Our Business

An investment in Versum common stock is subject to a number of risks. The following list of risk factors is not exhaustive. Please read the information in “Risk Factors” for a more thorough description of these and other risks.

•	Economic conditions or product supply versus demand imbalance in certain markets in which we do business may decrease the demand for our goods and services and adversely impact our financial condition, results of operations and cash flows.

•	We are exposed to risks associated with a concentrated customer base.

•	If we are not able to continue technological innovation and successful introduction of new products, our financial condition, results of operations and cash flows could be adversely affected.

•	Our available cash and access to additional capital may be limited by our substantial leverage and debt service obligations.

•	If our intellectual property is compromised or copied by competitors, or if our competitors were to develop similar or superior intellectual property or technology, our financial condition, results of operations and cash flows could be negatively affected.

•	We may need additional capital in the future and may not be able to obtain it on favorable terms.

•	The agreements governing our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

•	Our international operations may be adversely impacted by political or economic instability, nationalization or expropriation of property, or underdeveloped property rights and legal systems.

•	Hazards associated with chemical manufacturing could disrupt our operations or the operations of our suppliers or customers, having a negative impact on our financial condition, results of operations and cash flows.

•	Our financial condition, results of operations and cash flows could be adversely affected by regulation to which our raw materials, products and facilities are subject.

•	Interruption in ordinary sources of supply or an inability to recover increases in raw material costs from customers could adversely impact our financial condition, results of operations and cash flows.

•	If any of our sole source or limited source suppliers, or suppliers who were required to satisfy our customers’ rigorous qualification requirements, were unable to deliver to us in a timely manner, our financial condition, results of operations and cash flows could be adversely affected.

•	Costs and expenses resulting from compliance with environmental, health and safety regulations may negatively impact our financial condition, results of operations and cash flows. As a result of our current and past operations, including operations related to businesses divested or exited by Air Products, we could incur significant environmental liabilities.

•	We are subject to extensive government regulation in jurisdictions around the globe. Any changes in regulations addressing, among other things, environmental compliance, import/export restrictions, anti-bribery and corruption, and taxes, may negatively impact our financial condition, results of operations and cash flows.

•	The security of our information technology systems could be compromised, which could adversely affect our financial condition, results of operations and cash flows.

•	Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.

•	The end markets in which we compete are highly competitive. Our inability to compete effectively could adversely impact our financial condition, results of operations and cash flows.

•	Our financial condition, results of operations and cash flows may be affected by various legal and regulatory proceedings, including those involving antitrust, tax, environmental, or other matters.

•	We may not be able to complete acquisitions, or successfully integrate acquisitions, we may undertake in the future.

The Separation and Distribution

On September 16, 2015, the Air Products board of directors announced its intention to separate Air Products’ Materials Technologies business into a newly formed company and to distribute the common stock of that company, Versum, to stockholders of Air Products on a pro-rata basis. The distribution is intended to be generally tax-free for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

In furtherance of this plan, on [●], Air Products’ board of directors approved the distribution of all of the issued and outstanding shares of Versum common stock on the basis of one share of Versum common stock for each share of Air Products common stock issued and outstanding on [●], the record date for the distribution. As a result of the distribution, Versum and Air Products will become two independent, publicly traded companies.

On [●], the distribution date, each Air Products stockholder will receive one share of Versum common stock for each share of Air Products common stock held at the close of business on the record date, as described below. You will receive cash in lieu of any fractional shares of Versum common stock that you would have received as a result of the application of the distribution ratio. You will not be required to make any payment, surrender or exchange your Air Products common stock or take any other action to receive your shares of Versum common stock in the distribution.

Internal Reorganization

We are currently a wholly owned subsidiary of Air Products. In connection with the separation, Air Products will transfer to us employees, operations, assets and liabilities associated with Air Products’ Materials Technologies business and certain other current and former businesses and activities of Air Products.

Prior to the distribution, Air Products will undertake a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities described above from Air Products to Versum. To the extent that any transfer of entities, employees, operations or assets or assumption of liabilities contemplated in connection with the separation and distribution has not been consummated on or prior to the distribution date, the parties will cooperate with each other to effect such transfers or assumptions in the manner set forth below under “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation—The Separation Agreement.”

References in this information statement to the “contribution” refer to the transfer to Versum of the entities and related employees, operations, assets and liabilities of Air Products’ Materials Technologies business and certain other former businesses of Air Products, together with the conversion of Versum from a limited liability company to a Delaware corporation.

Conditions to the Distribution

The distribution is subject to a number of conditions, including, among others:

•	the United States Securities and Exchange Commission (the “SEC”) having declared effective the registration statement on Form 10, of which this information statement forms a part; no stop order relating to the registration statement being in effect, nor any proceeding seeking such stop order being pending, and the information statement having been distributed to Air Products’ stockholders;

•	Versum’s common stock having been approved and accepted for listing by the New York Stock Exchange (the “NYSE”), subject to official notice of distribution;

•	receipt of an opinion of tax counsel by the board of directors of Air Products confirming that the contribution and distribution generally should be tax-free to Air Products and its stockholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	receipt of an opinion from an independent appraisal firm by the board of directors of Air Products confirming the solvency of each of Air Products and Versum after the distribution that is in form and substance acceptable to Air Products in its sole discretion;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the internal reorganization of Air Products’ and Versum’s businesses prior to the contribution and distribution having been completed to the satisfaction of the Air Products board of directors;

•	the approval by the board of directors of Air Products of the distribution and all related transactions (and such approval not having been withdrawn);

•	Air Products’ election of our post-distribution board of directors, as described in this information statement, immediately prior to the distribution date;

•	Our having entered into certain agreements in connection with the separation and distribution and certain financing arrangements prior to or concurrent with the separation;

•	the making of a $[●] cash distribution from Versum to Air Products prior to the distribution, and the determination by Air Products in its sole discretion that following the separation it shall have no further liability or obligation whatsoever under any financing arrangements that Versum will be entering into in connection with the separation;

•	receipt by Versum of all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution; and

•	no events or developments shall have occurred or exist that, in the sole and absolute judgment of Air Products’ board of directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Air Products or its stockholders.

We cannot assure you that any or all of the conditions will be satisfied or waived. Until the distribution has occurred, Air Products has the right to terminate the distribution, even if all the conditions have been satisfied, if the board of directors of Air Products determines that the distribution is not in the best interest of Air Products and its stockholders or that market conditions or other circumstances are such that the separation of Versum and Air Products is no longer advisable at that time. For more information, see “The Separation and Distribution—Conditions to the Distribution.”

Our Post-Separation Relationship with Air Products

We will enter into a Separation Agreement with Air Products, which is referred to in this information statement as the “Separation Agreement,” and will contain the principles governing the internal reorganization discussed above and specify the terms of the distribution. In connection with the separation and distribution, we will enter into various other agreements to effect the separation and distribution and provide a framework for our relationship with Air Products after the separation and distribution. These other agreements will include a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, certain intellectual property agreements and certain leases and utility, supply and toll manufacturing contracts. These agreements will provide for the allocation between us and Air Products of Air Products’ and our assets, employees, liabilities and obligations (including investments, property, employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Air Products, and will govern certain relationships between us and Air Products after the separation and distribution. Following the distribution, Seifollah Ghasemi, who currently serves, and following the distribution will continue to serve, as Chairman, President and Chief Executive Officer of Air Products, will also serve as a director of Versum and our non-executive Chairman. For more information regarding the Separation Agreement and other transaction agreements, see “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation.”

Reasons for the Separation

We currently are a wholly owned subsidiary of Air Products that was formed to hold Air Products’ Materials Technologies business. In connection with the separation, Air Products will transfer to us employees, operations, assets and liabilities associated with Air Products’ Materials Technologies business and certain other current and former businesses and activities of Air Products. The separation of Versum from Air Products and the distribution of Versum’s common stock are intended to provide equity investments in two separate companies that will be able to focus on each of their respective businesses. Air Products’ board of directors believes that separating the Versum business from the remainder of the Air Products businesses is in the best interests of Air Products and its stockholders for a number of reasons, including that:

•	The separation will allow management of each company to focus on and more effectively pursue its own distinct operating priorities and strategies and concentrate efforts on the unique needs of its business and pursue distinct opportunities for long-term growth and profitability;

•	The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitating a more efficient allocation of capital;

•	The separation will afford each company direct access to capital markets and facilitate the ability of each company to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock; and

•	The separation will facilitate development of compensation arrangements for the employees of each company that are competitive with peers and directly tied to the performance of the relevant company’s business, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

The Air Products board of directors also considered a number of potentially negative factors in evaluating the separation, including that:

•	As a current part of Air Products, Versum takes advantage of Air Products’ size and purchasing power in procuring certain goods and services. After the separation and distribution, as a separate, independent entity, Versum may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Air Products obtained prior to the separation.

•	Versum also is expected to incur costs for certain functions previously performed by Air Products, including information technology, accounting, tax, finance, legal, insurance, human resources, compliance and other administrative activities, that may be higher than the amounts reflected in Versum’s combined financial statements, which may impact our financial performance, results of operations and cash flow;

•	The actions required to separate Versum’s and Air Products’ respective businesses could disrupt our operations;

•	Certain costs and liabilities that were less significant to Air Products as a whole will be more significant for Versum as a standalone company;

•	We will incur costs in the transition to being a standalone public company, which include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate from Air Products’ information systems;

•	We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still part of Air Products; and (iii) following the separation, our business will be less diversified than Air Products’ business prior to the separation; and

•	To preserve the tax-free treatment of the contribution, the distribution and certain related transactions to Air Products for U.S. federal income tax purposes, under the Tax Matters Agreement that we will enter into with Air Products, we will be restricted from taking actions that may cause the contribution, the distribution and certain related transactions to be taxable to Air Products for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we believe to be in the best interests of our stockholders or that might increase the value of our business.

The Air Products board of directors concluded that the potential benefits of the separation outweighed these negative factors. For more information, see “The Separation and Distribution—Reasons for the Separation” and “Risk Factors.”

Description of Indebtedness

We expect that, at the time of the distribution, we will have third-party indebtedness, which we expect to incur through a bond or note offering, term loans, credit facilities or a combination of these and other financing arrangements. Information regarding Versum’s indebtedness following the distribution will be provided in subsequent amendments to this information statement. For more information, see “Financing Arrangements.”

Separation Payments and Costs

We will make a cash distribution of approximately $[●] to Air Products prior to the distribution, primarily funded by third party indebtedness that we will have incurred. The completion of the cash distribution will be a condition to the consummation of the separation under the Separation Agreement. Air Products has informed Versum that Air Products expects to incur and pay one-time costs associated with the separation, including legal and advisory costs, in the range of $[●] to $[●] million. Additionally, in connection with the separation and distribution, Versum expects to incur and pay non-recurring transaction, transition, financing and other expenses, including legal and advisory costs, of approximately $[●] to $[●] million prior to or shortly after the distribution. For more information, see “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation.”

Indemnification Obligations to Air Products

In connection with our separation we will assume, and indemnify Air Products for, certain liabilities, including, among others, 26 environmental sites, including Superfund sites, where Air Products has been designated as a potentially responsible party or is otherwise engaged in investigation or remediation, including current sites and former manufacturing sites of divested businesses. Most of our indemnification obligations to Air Products will be uncapped and may include, among other items, associated defense costs, settlement amounts and judgments. Payments pursuant to these indemnities may be significant and could negatively impact our business. Each of these risks could negatively affect our financial condition, results of operations and cash flows. For more information, see Note 12, “Commitments and Contingencies” to the Annual Combined Financial Statements, “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation—The Separation Agreement” and “Risk Factors—Risks Related to the Separation.”

Regulatory Approval

Versum must complete the necessary registration under U.S. federal securities laws of Versum common stock, as well as the applicable NYSE listing requirements for such shares.

Based on current information, there are no material governmental or regulatory filings or approvals that are expected to prevent or delay the separation and distribution.

No Appraisal Rights

Air Products’ stockholders will not have any appraisal rights in connection with the distribution.

Dividend Policy

The payment and amount of any future dividends will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant. There can be no assurance that we will continue to pay a dividend in the future.

Transfer Agent

Following the separation and distribution, Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) will serve as transfer agent and registrar for our common stock.

Stock Exchange Listing

Currently, there is no public trading market for Versum’s common stock. Versum intends to apply to list its common stock on the NYSE under the symbol “[●].”

Corporate Information

Versum was organized in the state of Delaware on November 17, 2015 as Versum Materials, LLC. Prior to the distribution, Versum will be converted from a limited liability company to a Delaware corporation. The address of Versum’s principal executive offices is 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195. Versum’s telephone number is [●].

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Versum and how is Air Products separating Versum’s business and distributing its stock?	Versum is currently a wholly owned subsidiary of Air Products. In connection with the separation, Air Products will transfer to Versum employees, operations, assets and liabilities associated with Air Products’ Materials Technologies business and certain other current and former businesses and activities of Air Products. The distribution will be effected by means of a distribution of Versum common stock on a pro rata basis to Air Products’ stockholders. Following the separation, Versum will be a separate company from Air Products, and Air Products will not retain any ownership interest in Versum.

Why am I receiving this document?	Air Products is delivering this document to you because you are a holder of Air Products common stock. If you are a holder of Air Products common stock as of the close of business on [●], the record date for the distribution, you are entitled to receive one share of our common stock for every share of Air Products common stock that you hold at the close of business on such date. This document will help you understand how the separation will affect your investment in Air Products and your investment in Versum after the separation.

What are the reasons for the separation?	Air Products’ board of directors determined that the separation of the Versum business from the Air Products business would be in the best interests of Air Products and its stockholders and approved the separation. A wide variety of factors were considered by Air Products’ board of directors in evaluating the separation. Among other things, Air Products’ board of directors considered the following potential benefits of the separation:

•	The separation will allow management of each company to focus on and more effectively pursue its own distinct operating priorities and strategies and to concentrate efforts on the unique needs of its business and pursue distinct opportunities for long-term growth and profitability;

•	The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitating a more efficient allocation of capital;

•	The separation will afford each company direct access to capital markets and facilitate the ability of each company to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock; and

•

The separation will facilitate development of compensation arrangements for the employees of each company that are more competitive with peers and directly tied to the performance of the relevant company’s business, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Air Products’ board of directors also considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company, possible increased administrative costs and one-time separation costs, but concluded that the potential benefits of the separation outweighed these factors. For more information, see “The Separation and Distribution—Reasons for the Separation” and “Risk Factors.”

What do stockholders need to do to participate in the distribution?	Nothing. You are not required to take any action to receive your Versum shares, although you are urged to read this entire document carefully. No stockholder approval of the distribution is required or sought. Therefore, you are not being asked for a proxy to vote on the separation or the distribution. You will neither be required to pay anything for the shares of Versum common stock nor be required to surrender any shares of Air Products common stock to participate in the distribution. Please do not send in your Air Products stock certificates.

What is the record date for the distribution?	Air Products will determine record ownership as of the close of business on [●], which we refer to as the “record date.”

Will the number of Air Products shares I own change as a result of the distribution?	No, the number of shares of Air Products common stock you own will not change as a result of the distribution.

What will I receive in the distribution?	If you hold Air Products common stock as of the record date, on the distribution date you will receive one share of our common stock for every share of Air Products common stock that you hold at the close of business on the record date. You will receive only whole shares of our common stock in the distribution. For more information, see “The Separation and Distribution.”

How will fractional shares be treated in the distribution?	You will not receive any fractional shares of Versum common stock in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). You will not be entitled to any interest on the amount of payment made to you in lieu of fractional shares.

How many shares of Versum common stock will be distributed?	The actual number of shares of Versum common stock that Air Products will distribute will depend on the number of shares of Air Products common stock outstanding on the record date. The shares of our common stock that Air Products distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. For more information on the shares being distributed, see “Description of Our Capital Stock.”

When will the distribution occur?	It is expected that the distribution will be effected after the closing of trading on the NYSE on [●], which we refer to as the “distribution date.” On or shortly after the distribution date, the whole shares of Versum common stock will be credited in book-entry accounts for stockholders entitled to receive the shares in the distribution. We expect the distribution agent, acting on behalf of Air Products, to take about two weeks after the distribution date to fully distribute to Air Products stockholders any cash in lieu of the fractional shares they are entitled to receive. For more information on how to access your book-entry account or your bank, brokerage or other account holding the Versum common stock you receive in the distribution, see “—How will Air Products distribute shares of Versum common stock?”

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others:

•	the SEC having declared effective the registration statement on Form 10, of which this information statement forms a part; no stop order relating to the registration statement being in effect, nor any proceeding seeking such stop order being pending, and the information statement having been distributed to Air Products’ stockholders;

•	Versum’s common stock having been approved and accepted for listing by the NYSE, subject to official notice of distribution;

•	receipt of an opinion of tax counsel by the board of directors of Air Products confirming that the contribution and distribution generally should be tax-free to Air Products and its stockholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•	receipt of an opinion from an independent appraisal firm by the board of directors of Air Products confirming the solvency of each of Air Products and Versum after the distribution that is in form and substance acceptable to Air Products in its sole discretion;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the internal reorganization of the Air Products and Versum businesses prior to the contribution and distribution having been completed to the satisfaction of the Air Products board of directors;

•	the approval by the board of directors of Air Products of the distribution and all related transactions (and such approval not having been withdrawn);

•	Air Products’ election of our post-distribution board of directors, as described in this information statement, immediately prior to the distribution date;

•	Our having entered into certain agreements in connection with the separation and distribution and certain financing arrangements prior to or concurrent with the separation;

•	the making of a $[●] cash distribution from Versum to Air Products prior to the distribution, and the determination by Air Products in its sole discretion that following the separation it shall have no further liability or obligation whatsoever under any financing arrangements that Versum will be entering into in connection with the separation;

•	receipt by Versum of all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution; and

•	no events or developments shall have occurred or exist that, in the sole and absolute judgment of Air Products’ board of directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Air Products or its stockholders.

We cannot assure you that any or all of the conditions will be satisfied or waived. For more information, see “The Separation and Distribution—Conditions to the Distribution.”

Can Air Products decide to cancel the distribution even if all the conditions have been satisfied?	Yes. Until the distribution has occurred, Air Products has the right to terminate the distribution, even if all the conditions have been satisfied. Air Products has informed us that, to the extent the board of directors of Air Products determines to waive, or take any action to amend or modify, any condition in a manner that is material or abandon the distribution, Air Products will issue a press release publicly announcing such decision.

If I sell my Air Products shares prior to the distribution, will I still be entitled to receive shares of Versum in the distribution?	If you hold shares of Air Products common stock on the record date and decide to sell them on or before the distribution date, you may choose to sell your Air Products common stock with or without your entitlement to Versum common stock. Beginning on or shortly before the record date and continuing up to and through the distribution, it is expected that there will be two markets in Air Products common stock: a “regular-way” market and an “ex-distribution” market. Shares of Air Products common stock that trade in the “regular-way” market will trade with an entitlement to shares of Versum common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Versum common stock distributed pursuant to the distribution.

You should discuss these alternatives with your bank, broker or other nominee. For more information, see “The Separation and Distribution—Trading Between the Record Date and the Distribution Date.”

How will Air Products distribute shares of Versum common stock?

Registered stockholders: If you are a registered stockholder (meaning you hold physical Air Products stock certificates or you own your shares of Air Products common stock directly through an account with Air Products’ transfer agent), Broadridge, the distribution agent will credit the whole shares of Versum common stock you receive in the distribution to your book-entry account on or shortly after the distribution date. About two weeks after the distribution date, the distribution agent will mail you a book-entry account statement that reflects the number of whole shares of Versum common stock you own, along with a check for any cash in lieu of fractional shares you are entitled to receive. You will be able to access information regarding your book-entry account holding the Versum shares at Broadridge using the same credentials that you use to access your Air Products account. You may also contact Broadridge at [●] (U.S. and Canada) or [●] (all other locations).

“Street name” or beneficial stockholders: If you own your shares of Air Products common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of Versum common stock you receive in the distribution on or shortly after the distribution date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. For more information, see “The Separation and Distribution—When and How You Will Receive the Distribution.”

What are the U.S. federal income tax consequences of the distribution?	Assuming that the contribution and distribution qualify as a transaction that is tax-free to Air Products and its stockholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, Air Products stockholders will not be required, for U.S. federal income tax purposes, to recognize any gain or loss (except with respect to any cash received in lieu of fractional shares) or to include any amount in their income upon the receipt of shares of Versum’s common stock pursuant to the distribution.

For more information regarding the potential U.S. federal income tax consequences of the contribution and distribution, see “U.S. Federal Income Tax Consequences.” You should consult your tax advisor as to the particular tax consequences of the contribution and distribution to you.

How will I determine my tax basis in my shares of Air Products common stock and the Versum shares I receive in the distribution?	Assuming that the distribution qualifies as tax-free to Air Products’ stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares, your aggregate tax basis in the common stock that you hold in Air Products and the new Versum common stock received in the distribution (including any fractional share interest in Versum common stock for which cash is received) will equal the aggregate basis in the Air Products common stock held by you immediately before the distribution, allocated between your Air Products common stock and the Versum common stock (including any fractional share interest in Versum common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.

Air Products will provide its stockholders with information to enable them to compute their tax basis in both Air Products and Versum shares. This information will be posted on Air Products’ website, www.airproducts.com, promptly following the distribution date. You should consult your tax advisor about the particular consequences of the contribution and distribution to you, including the application of the tax basis allocation rules and the application of state, local and non-U.S. tax laws.

Will the distribution affect the trading price of my Air Products shares?	Yes. As a result of the distribution, Air Products expects the trading price of Air Products common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Versum business. Air Products believes that following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, Air Products common stock and Versum common stock over time should have a higher combined aggregate market value compared to what the market value of Air Products’ common stock would be if the separation did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one share of Air Products common stock and one share of Versum common stock after the distribution may be equal to, greater than or less than the trading price of one share of Air Products common stock before the distribution.

When will I be able to trade my Versum shares?	Currently, there is no public market for our common stock. Versum intends to apply to list its common stock on the NYSE under the symbol [●].

Versum anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in Versum’s common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell Versum’s common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Versum cannot predict the trading prices for its common stock before, on or after the distribution date.

Will my Air Products shares continue to trade after the distribution?	Yes. Air Products common stock will continue to trade on the NYSE under the symbol “APD” after the distribution.

Do I have appraisal rights in connection with the distribution?	No. Holders of Air Products stock are not entitled to appraisal rights in connection with the distribution.

What will be the relationship between Air Products and Versum following the separation?

Versum will enter into a Separation Agreement with Air Products to effect the separation and to provide a framework for Versum’s relationship with Air Products after the separation and distribution and will also enter into certain other agreements, such as a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, certain intellectual property agreements and certain manufacturing, service, leasing and supply agreements. These agreements will provide for the terms of the allocation between Versum and Air Products of Air Products’ and our assets, employees, liabilities and obligations (including investments, property, employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Versum’s separation from Air Products and will govern the relationship between Versum and Air Products subsequent to the completion of the separation and distribution. For more information regarding the Separation Agreement and other transaction agreements, see “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation.”

What will happen to Air Products equity compensation awards in connection with the distribution?	Information regarding treatment of outstanding Air Products equity compensation awards in connection with the distribution will be provided in subsequent amendments to this information statement.

What are Versum’s financing arrangements?	We expect that, at the time of the distribution, we will have third-party indebtedness, which we expect to incur through a bond or note offering, term loans, credit facilities or a combination of these and other financing arrangements. Information regarding Versum’s indebtedness following the distribution will be provided in subsequent amendments to this information statement. For more information, see “Financing Arrangements.”

Does Versum intend to pay cash dividends?	The payment and amount of any future dividends will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurance that we will continue to pay a dividend in the future.

Are there risks associated with owning shares of Versum?	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the separation. Following the separation, we will also face risks associated with being an independent, publicly traded company. You should read carefully the information set forth in “Risk Factors.”

Who is the distribution agent, transfer agent and registrar for Versum shares?	Following the separation and distribution, Broadridge will serve as transfer agent and registrar for our common stock.

Broadridge has two additional roles in the distribution:

•	Broadridge currently serves and will continue to serve as Air Products’ transfer agent and registrar.

•	In addition, Broadridge will serve as the distribution agent in the distribution and will assist Air Products in the distribution of our common stock to Air Products’ stockholders.

Where can I get more information?	If you have any questions relating to the mechanics of the distribution, you should contact Broadridge at:

[●] (U.S. & Canada) or [●] (outside U.S. & Canada)

Before the separation and distribution, if you have any questions relating to the separation and distribution, you should contact Air Products at:

[●] (for Institutional Holders)

[●] (for Individual Holders)

Individual Holders: After the separation and distribution, if you have any questions relating to Versum, you should contact us at:

Investor Relations: [●]

Individual Holders: After the separation and distribution, if you have any questions relating to Air Products, you should contact them at:

Air Products Shareholder Relations: [●]

Institutional Holders: After the separation and distribution, if you have any questions relating to Versum, you should contact us at:

Investor Relations: [●]

Institutional Holders: After the separation and distribution, if you have any questions relating to Air Products, you should contact them at:

Air Products Investor Relations: [●]

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to our common stock.

Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our financial condition, results of operations or cash flows. Our operations could be affected by various risks, many of which are beyond our control. Based on current information, we believe that the following list identifies the most significant risk factors that could affect our financial condition, results of operations or cash flows. There may be additional risks and uncertainties that adversely affect our financial condition, results of operations or cash flows in the future that are not presently known, are not currently believed to be material, or are not identified below because they are common to all businesses. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. For more information, see “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to Our Business

Overall Economic and Supply/Demand Conditions—Economic conditions or product supply versus demand imbalance in certain markets in which we do business may decrease the demand for our goods and services and adversely impact our financial condition, results of operations and cash flows.

Demand for our products and services depends in part on global and regional economic conditions affecting the countries and industries in which we do business. In the past few years, uncertain economic conditions in certain geographies and changing supply and demand balances in markets served by us have impacted and may in the future impact demand for our products and services, in turn negatively impacting our results of operations. For example, our Electronic Materials segment services the semiconductor industry, which is driven in part by the demand for electronic goods and may be cyclical in nature. Any changes in demand in the semiconductor industry may negatively impact our ability to service our debt, maintain our dividends and our results of operations. Likewise, our Performance Materials segment operates in end markets, such as the construction industry, that can be negatively impacted by global or regional economic conditions. Any deterioration in those industries could negatively impact demand for our products.

Unfavorable global or regional economic conditions could have other negative impacts to our business or our results of operations, including depressing sales in a given end market, affecting our margins, constraining our operating flexibility and impacting our customers. Any excess capacity in our or our competitors’ manufacturing facilities resulting from unfavorable economic conditions could decrease our ability to maintain pricing and generate profits. If the value of one or more of our reporting units’ performance deteriorates, we may be required to record impairment charges that could adversely impact our financial condition and results of operations.

Concentrated Customer Base—We are exposed to risks associated with a concentrated customer base.

Our Electronic Materials customer base historically has been, and is becoming even more, concentrated as a result of economic and industry conditions. For example, in fiscal 2015, three customers accounted for approximately 22% percent of Versum’s sales. Certain customers have experienced significant ownership or management changes, consolidated with other manufacturers, outsourced manufacturing activities, or engaged in collaboration or cooperation arrangements with other manufacturers. Any changes in customer qualification requirements could result in significant delays in the sale of our products. In addition, customers have entered into strategic alliances or industry consortia that have increased the influence of key industry participants in technology decisions made by their partners. Also, certain semiconductor and display customers are making an increasingly greater percentage of their respective industry’s capital equipment investments.

In this environment, contracts or orders from a relatively limited number of semiconductor and display manufacturers have accounted for, and are expected to continue to account for, a substantial portion of our business, which may result in added complexities in managing customer relationships and transactions. In addition, the mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year. If customers do not place orders, or they substantially reduce, delay or cancel orders, we may not be able to replace the business. As our products are configured to customer specifications, changing, rescheduling or canceling orders may result in significant, non-recoverable costs. Major customers may also seek and on occasion receive, pricing, payment, intellectual property-related, or other commercial terms that are less favorable to Versum. These factors could have a material adverse effect on our financial condition, results of operations and cash flows.

Product Innovation—If we are not able to continue our technological innovation and successful commercial introduction of new products, our financial condition, results of operations and cash flow could be adversely affected.

Our industries and the end-use markets into which we sell our products, such as the electronics industry, experience periodic technological change and product improvement. Our customers periodically introduce new generations of products or require new technological capacity to further develop their products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We will have to continue to identify, develop and market innovative products on a timely basis to replace or enhance existing products in order to maintain our profit margins and our competitive position. We may not be successful in developing new products and/or technology, either alone or with third parties, or licensing intellectual property rights from third parties on a commercially competitive basis. Our new products may not be accepted by our customers. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, our financial condition, results of operations and cash flows could be adversely affected.

Substantial Leverage—Our available cash and access to additional capital may be limited by substantial leverage and debt service obligations.

We are highly leveraged and have significant debt service obligations. This level of indebtedness could have important negative consequences, including:

•	We will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities.

•	We may have difficulty obtaining financing in the future for working capital, capital expenditures, research and development, acquisitions or other purposes.

•	Our debt level increases our vulnerability to general economic downturns and adverse industry conditions.

•	Our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general.

•	If our foreign cash is needed to pay interest or principal on our U.S. debt, we may be required to accrue and pay material amounts of U.S. tax on repatriation of that cash.

•	We will incur variable interest rate debt, and if interest rates increase, our interest expense could increase significantly, affecting earnings and reducing cash flow available for working capital, expenditures, acquisitions, and other purposes.

•	Our substantial amount of debt and the amount we need to pay to service our debt obligations could place us at a competitive disadvantage compared to any competitors that have less debt.

•	Our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, may require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could cause our lenders to terminate commitments under our debt agreements, declare all amounts, including accrued interest, due and payable, and enforce their rights in respect of collateral.

•	We may enter into interest rate swap agreements from time to time to manage some of our exposure to interest rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing our exposure to changes in interest rates.

Intellectual Property Rights—If our intellectual property is compromised or copied by competitors, or if our competitors were to develop similar or superior intellectual property or technology, our financial condition, results of operations and cash flow could be negatively affected.

Intellectual property rights, including patents, trade secrets, confidential information, trademarks, trade names and trade dress, are important to our business. Our success will depend to a significant degree upon our ability to protect and preserve our intellectual property rights. We will endeavor to protect our intellectual property rights in jurisdictions in which our products are produced or used and in jurisdictions into which our products are imported. However, we may be unable to obtain protection for our intellectual property in key jurisdictions. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. An inability to protect, defend or enforce our intellectual property could have an adverse effect on our financial condition, results of operations and cash flows.

Similarly, third parties may assert claims against us and our customers and distributors alleging our products infringe upon third party intellectual property rights. If we were to discover that our products infringe the valid intellectual property rights of others, we might need to obtain licenses or substantially re-engineer our products to avoid infringement. We may not be able to obtain licenses on acceptable terms, or at all, or be able to re-engineer our products successfully.

We also rely materially upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we maintain policies to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology, know-how or trade secrets could negatively impact our financial condition, results of operations and cash flows.

If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. Any failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our financial condition, results of operations and cash flows.

Additional Capital Needs—We may need additional capital in the future and may not be able to obtain it on favorable terms.

We may require additional capital in the future to finance our growth and development, implement further marketing and sales activities, fund ongoing research and development activities and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and research and development projects, and the status and timing of these developments, as well as general availability of capital from debt and/or equity markets.

However, debt or equity financing may not be available to us on terms we find acceptable, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement may limit our ability to issue stock. If we are unable to raise additional capital when needed, it may impact our financial condition, results of operations and cash flows.

Additionally, our failure to maintain expected credit ratings on our debt securities could negatively affect our ability to access capital and could increase our interest expense on certain existing and future indebtedness. We expect the credit rating agencies to periodically review our capital structure and the quality and stability of our earnings. Deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of the credit ratings on our debt securities. Any negative ratings actions could constrain the capital available to us and could limit our access to funding for our operations and/or increase the cost of such capital. If, as a result, our ability to access capital when needed becomes constrained, our interest costs could increase, which may impact our financial condition, results of operations and cash flows.

Restrictions Under Debt Agreements—The agreements governing our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The agreements governing our indebtedness contain, and the agreements governing future indebtedness and future debt securities may contain, restrictive covenants, such as financial maintenance covenants that may limit our operations, including our ability to engage in activities that may be in our long-term best interests. These restrictive covenants may limit us and our restricted subsidiaries from taking certain corporate actions, or may give rights to the holders of our indebtedness under the agreements governing our indebtedness if we or our restricted subsidiaries take such actions.

Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of some or all of our indebtedness, which could lead us to bankruptcy, reorganization or insolvency.

Operational, Political, and Legal Risks of International Operations—Our international operations may be adversely impacted by political or economic instability, nationalization or expropriation of property, or undeveloped property rights and legal systems.

The majority of our revenue is derived from international operations. For the period ending September 30, 2015, 60% of our revenue was generated by sales to customers outside of the United States. Our operations in certain foreign jurisdictions, include manufacturing, research and development, sales and customer support, may be affected directly and indirectly by global and local regulation, and economic and political conditions and may be subject to disruption due to:

•	local political, economic and social instability, including hyperinflationary conditions;

•	unanticipated government actions, such as nationalization of private enterprises and expropriation risk;

•	new and different legal and regulatory requirements in some jurisdictions;

•	potential difficulties in protecting intellectual property;

•	controls on the investment, repatriation and exchange rates of capital;

•	potentially adverse tax consequences, including the imposition of or increase in taxes on repatriation or other payments, or challenges to the taxation of the separation and distribution in such countries; and

•	cancellation of contractual relationships within these jurisdictions without full compensation for loss.

In addition, economic and political conditions within foreign jurisdictions, social unrest, or strained relations between countries can cause fluctuations in demand, price volatility, supply disruptions, or loss of property. Our developing market operations may be subject to greater risks than those faced by our operations in mature economies, including geopolitical, legal, economic and talent risks. The occurrence of any of these risks could have a material adverse impact on our financial condition, results of operations and cash flows.

Nature of Chemical Manufacturing Business—Hazards associated with chemical manufacturing could disrupt our operations or the operations of our suppliers or customers, having a negative impact on our financial condition, results of operations, and cash flows.

Due to the nature of our business and those of some of our key suppliers, we are exposed to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and waste in our manufacturing facilities or distribution centers and those of our suppliers, such as fires, explosions and accidents. Our operations could be impacted by catastrophic events outside our control, including natural disasters and severe weather conditions such as hurricanes, floods, earthquakes, and storms, epidemics, or acts of war and terrorism. Any such event could cause a material business disruption that could affect our ability to produce and distribute our products and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole.

Our operations by their nature involve the use and manufacture of hazardous materials. Other hazards include piping and storage tank leaks and ruptures, mechanical failure, employee or third-party exposure to hazardous substances, lack of process safety, chemical spills and other discharges or releases of toxic or hazardous substances or gases. These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. There are some products that we manufacture at only one location, such as triethylenediamine, which is manufactured and sold by our Performance Materials segment. Any such incidents at this location could adversely affect our ability to supply such products and our results of operations. Additionally, such events could impact our suppliers or customers, in which case raw materials may be unavailable to us, or our customers may be unable to purchase or accept our products and services. Any such occurrence could have a negative impact on our financial condition, results of operations and cash flows.

Regulation of Raw Materials, Products and Facilities—Our financial condition, results of operations and cash flow could be adversely affected by regulation to which our raw materials, products and facilities are subject.

Some of the raw materials we handle, and our products and facilities, are subject to government regulation. These regulations affect the manufacturing processes, handling, storage, transportation, uses and applications of our products. In addition, some of our products contain raw materials, such as hydrogen chloride, that are deemed hazardous materials. The use and handling of these materials is regulated and some of these regulations require product registrations, which also are subject to renewal and potential revocation. These regulations and changes to the current regulatory framework under which we operate may affect our ability to market certain materials we produce. In addition, some of these products, such as metal hydrides, are subject to significant restrictions on transportation via certain types of carriers.

There is also a risk that key raw materials or one or more of our products may be found to have, or be recharacterized as having, a toxicological or health-related impact on the environment or on our customers or employees. If such a finding or recharacterization occurs, the relevant raw materials or products, including products of customers incorporating our products, may be recalled or banned or we may incur increased costs in order to comply with new regulatory requirements. Change in regulations, or their interpretation, may also affect the marketability of certain of our products. We cannot predict how these and other findings from regulatory agencies may affect our financial condition, results of operations and cash flows.

Raw Material Cost and Availability—Interruption in ordinary sources of supply or an inability to recover increases in raw material costs from customers could adversely impact our financial condition, results of operations and cash flows.

We use a wide variety of raw materials, including alcohols, ethylene amines, cyclohexylamine, acrylonitriles, and glycols. Shortages or price escalation in these materials could negatively impact our financial results. For example, certain high ethylene amines used in our Performance Materials segment for epoxy curing agents are currently on allocation with suppliers. Similarly, certain of our products are dependent on petrochemical ingredients, and if petroleum prices materially increase, the prices of those ingredients could also increase. We may not be able to raise prices to recover increases in raw material costs, or competitive pressures may prevent recovery. Increases in raw material costs that cannot be passed on to customers for competitive or other reasons could negatively impact our financial condition, results of operations and cash flows. Even where costs are successfully passed through, price increases may result in lower sales volume.

Suppliers—If any of our sole source or limited source suppliers, or suppliers that were required to satisfy our customers’ rigorous qualification requirements, were unable to deliver to us in a timely manner, our financial condition, results of operations and cash flows could be adversely affected.

Our operations depend on obtaining sufficient supplies of raw materials and components used in our manufacturing processes. In certain cases, qualification requirements in customers’ manufacturing processes limit us to certain qualified suppliers. In the event that it becomes necessary for us to find another supplier, we would first be required to ensure such new supplier could be qualified through our customers’ rigorous qualification processes for suppliers. Additionally, certain of our businesses rely on limited source suppliers to provide raw materials such as silicone surfactant products, which are critical ingredients in certain of our products, in sufficient quantities to meet our production needs. Although we have business continuity plans in place, such suppliers may experience financial difficulties, be unable to deliver products to us in a timely manner, have insufficient capacity to meet our requirements, or suffer business disruption resulting from damage to or destruction of their facilities due to natural disasters or other events, and we might not be able to secure an alternative source of supply in a timely manner. These events could have a material adverse impact on our financial condition, results of operations and cash flows.

Environmental, Health and Safety Compliance—Costs and expenses resulting from compliance with environmental, health and safety regulations may negatively impact our financial condition, results of operations and cash flows. As a result of our current and past operations, including operations related to businesses divested or exited by Air Products, we could incur significant environmental liabilities.

We are subject to extensive federal, state, local, and foreign environmental and health and safety laws and regulations concerning, among other things, emissions in the air; discharges to land and water; safety of employees and end product consumers; and the generation, handling, treatment, and disposal of hazardous waste and other materials. In addition, certain of our products are used in cosmetics and other personal care items and are subject to regulation by the U.S. Food and Drug Administration. Compliance with laws and regulations and any failure to comply with such laws and regulations may involve significant costs or require changes in business practice that could materially impact our financial condition, results of operations and cash flows. In addition, our production facilities require numerous operating permits that are subject to renewal requirements. Due to the nature of these requirements and changes in our operations, our operations may exceed limits under permits or we may not have proper permits. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws or permit requirements.

The nature of our operations exposes us to risk of liability for contamination or personal injury if hazardous materials are released into the environment, which could result in substantial losses. In addition, the discovery of contamination or other liabilities associated with historical industrial operations at certain of our present properties or at operations related to businesses divested or exited by Air Products prior to the separation and distribution for which we may be liable pursuant to the Separation Agreement may expose us to cleanup obligations and other damages. For example, soil and/or groundwater contamination is known to exist at several of our present and past locations or facilities. At September 30, 2015, the potential range of exposure for remediation liabilities is estimated to be $74 million and $87 million.

Furthermore, environmental and health and safety laws are subject to change and have tended to become more strict over time. Such changes in environmental or health and safety laws or their interpretation, or the enactment of new laws, could result in materially increased capital expenditures and compliance costs. For example, proposed regulation related to greenhouse gases and carbon dioxide emissions, such as the cap and trade requirements, could materially and adversely impact our financial condition, results of operations and cash flow. Similarly, legislation has been introduced in Congress seeking to reform the Toxic Control Substances Act, which among other things, would require manufacturers to develop and submit additional safety data for each chemical it produces, similar to the Registration, Evaluation, and Authorization of Chemicals (“REACH”) legislation in Europe. Similar regulations are currently being implemented in South Korea and Taiwan.

For more information, see “Business—Environmental Matters” and “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation—The Separation Agreement.”

Regulatory Compliance—We are subject to extensive government regulation in jurisdictions around the globe. Any changes in regulations addressing, among other things, environmental compliance, import/export restrictions, anti-bribery and corruption, and taxes, may negatively impact our financial condition, results of operations and cash flows.

We are subject to extensive government regulation in the United States and foreign jurisdictions in which we conduct our business. Compliance with laws and regulations, including as a result of changes in those laws and regulations from time to time, may involve significant costs or require changes in business practice that could materially impact our financial condition, results of operations and cash flow. For example, our subsidiaries are subject to rules and regulations related to anti-bribery prohibitions of the U.S. and other countries, including the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act and the China Anti-Unfair Competition Law. Moreover, export control and economic embargo regulations limit the ability to market, sell, distribute or otherwise transfer products or technology to prohibited countries or persons. Failure to comply with these regulations, many of which are aggressively enforced, could subject us to fines, enforcement actions and/or have an adverse effect on our reputation and the value of our common stock. Likewise, any public investigation or inquiry into alleged violations of these regulations could have an adverse effect on our reputation and the value of our common stock.

Information Security—The security of our information technology systems could be compromised, which could adversely affect our financial condition, results of operations and cash flows.

We depend on information technology to enable us to operate efficiently and interface with customers as well as to maintain financial accuracy and efficiency. Our information technology capabilities are delivered through a combination of Air Products and other, internal and outsourced service providers. If we, together with our service providers, do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, or the loss of or damage to our confidential business information through a security breach. As with all large systems, our information systems could be penetrated by outside parties intent on extracting information, corrupting information, or disrupting business processes. Air Products’ systems have in the past been and our systems likely will in the future be subject to sophisticated cyber security threats. Unauthorized access could disrupt our business operations, result in the loss of assets, intellectual property, employee or customer data, and have a material adverse effect on our financial condition, results of operations and cash flows.

Our business involves the use, storage, and transmission of information about our employees, vendors, and customers. The protection of such information, as well as our information, is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. We also, from time to time, export sensitive customer data and technical information to recipients outside the United States. Breaches of our security measures or the accidental loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery, or other forms of deception, could expose us, our customers, or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our reputation, or otherwise harm our business.

Foreign Currency Impacts—Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.

Due to our international operations, we transact in many foreign currencies, including but not limited to the Euro, Korean Won, New Taiwan Dollar and Chinese Renminbi. As a result, we are subject to the effects of changes in foreign currency exchange rates. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will be translated into fewer U.S. dollars. During periods of local economic crisis, local currencies may be devalued significantly against the U.S. dollar, potentially reducing our margin. For example, unfavorable movement in the Euro and Asian currencies negatively impacted our results of operations in fiscal year 2015 and further strengthening of the U.S. dollar could affect future periods.

We also incur currency transaction risk whenever we enter into a transaction using a currency other than the local currency of the transacting entity. We may not be able to effectively manage our currency translation and/or transaction risk, and, as a result, volatility of currency exchange rates may have a material adverse effect on our financial condition, results of operations and cash flow. We may enter into forward exchange contracts and other financial contracts in an attempt to mitigate the impact of transactional currency rate fluctuations. However, there can be no assurance that such actions will eliminate any adverse impact from variation in currency rates, and in some cases such actions may exacerbate the impact on our financial condition, results of operations and cash flows.

Competition—The end markets in which we compete are highly competitive. Our inability to compete effectively could adversely impact our financial condition, results of operations and cash flows.

We face significant competition from major international producers as well as smaller regional competitors. Our most significant competitors include major chemicals and materials manufacturers and diversified companies, a number of which have revenues and capital resources exceeding ours. In addition, our products are facing increasing competition from market participants in Asia.

We face risk that certain events, such as new product development by our competitors, changing customer needs, production advances for competing products, price changes in raw materials and products, our failure to secure patents or the expiration of patents, could result in declining demand for our products as our customers switch to substitute products or undertake manufacturing of such products on their own. If we are unable to develop, produce or market our products to effectively compete against our competitors, our financial condition, results of operations and cash flows may materially suffer.

We believe that our customers are increasingly looking for strong, long-term relationships with a few key suppliers that help them improve product performance, reduce costs, or support new product development. As a result, we may need to invest and spend more on research and development and marketing costs to strengthen existing customer relationships, as well as attract new customers. Our indebtedness could limit our flexibility to react to these industry trends and our ability to remain competitive.

Litigation and Regulatory Proceedings—Our financial condition, results of operations and cash flows may be affected by various legal and regulatory proceedings, including those involving antitrust, tax, environmental, or other matters.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future, some of which could be material. We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability, patent infringement, regulatory claims, and claims for third party property damage or personal injury stemming from alleged environmental or other torts. In addition, we may have obligations to indemnify Air Products for certain product liability, environmental, personal injury or other claims related to previously divested businesses. While we seek to limit our liability in our commercial contractual arrangements, there are no guarantees that each contract will contain suitable limitations of liability or that limitations of liability will be enforceable at law or that we will be able to obtain insurance for any losses we incur. Also, the outcome of existing legal proceedings may differ from our expectations because the outcomes of litigation, including regulatory matters, are often difficult to predict reliably. Various factors or developments can lead us to change current estimates of liabilities and related insurance receivables, where applicable, or make such estimates for matters previously not susceptible to reasonable estimates, such as a judicial ruling or judgment, a settlement, regulatory developments, or changes in applicable law. While we believe our existing legal proceedings and claims will not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations and cash flows, a future adverse ruling, settlement, or unfavorable development could result in charges that could have such a material adverse effect.

Risks Associated with Acquisitions—We may not be able to complete acquisitions, or successfully integrate acquisitions we may undertake in the future.

Our strategy includes acquiring other businesses. The process of combining or acquiring businesses involves risks. We may face difficulty integrating the new operations, technologies, products and services of future acquisitions or combinations, and may incur unanticipated expenses related to such transactions. The difficulties of combining operations may be magnified by integrating personnel with differing business backgrounds and corporate cultures. Failure to successfully manage and integrate acquisitions with our existing operations could lead to the potential loss of customers of the acquired business, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect our financial condition and results of operations. Even if integration occurs successfully, failure of any future acquisition or combination to achieve levels of anticipated sales growth, profitability, productivity comparable with those achieved by our existing operations, or synergies related to such transaction, or otherwise not perform as expected, may adversely impact our financial condition, results of operations and cash flow. In addition, certain acquisitions may trigger regulations designed to monitor competition and would therefore require regulatory approval. We cannot predict whether such authorities will approve or whether we would be able to complete any acquisitions we seek to accomplish in the future.

Risks Related to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Air Products.

We believe that, as an independent, publicly traded company, we will continue to, among other things, focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, guide our processes and infrastructure to focus on our core strengths, implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. For example, in order to position ourselves for the separation, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our business following the separation, weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the proposed separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our financial condition, results of operations and cash flows could be materially and adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

We have begun and will continue to execute a number of significant business and organization changes to support our transition to a new standalone public company. We expect these changes, which may include staffing adjustments, new hires and reassignment of responsibilities, adoption of new processes, systems and controls, and transitioning services provided by Air Products to internally provided services, to continue for the foreseeable future.

Following the separation and distribution, Air Products will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation.” These services do not include every service we have received from Air Products in the past, and Air Products is only obligated to provide these services for limited periods from the distribution date. Accordingly, following the separation and distribution, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Air Products. These services include information technology, accounting, tax, finance, legal, insurance, human resources, compliance and other administrative activities, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Air Products. In particular, Air Products’ information technology networks and systems are complex, and duplicating these networks and systems will be challenging. Because our business previously operated as part of the wider Air Products organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or we may incur additional costs that could adversely affect our business. Additionally, while we have developed certain internal controls and procedures, due to our current status as a subsidiary of Air Products, such internal controls and procedures have not yet been fully implemented in connection with our operations as a standalone company. The process of implementing our internal controls will require significant attention from management and we cannot be certain that we will successfully implement and maintain adequate controls over our financial processes and reporting in the future. Difficulties encountered in their implementation could harm our results of operations or cause us to fail to meet our reporting obligations. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our financial condition, results of operations and cash flow may be materially and adversely affected.

Our historical combined and pro forma combined financial data are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial data we have included in this information statement may not reflect what our financial condition, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented or what our financial condition, results of operations and cash flows will be in the future when we are an independent company. This is primarily because:

•	Prior to our separation, our business was operated by Air Products as part of its broader corporate organization, rather than as an independent, publicly traded company. In addition, prior to our separation, Air Products, or one of its affiliates, performed significant corporate functions for us, including information technology, accounting, tax, finance, legal, insurance, human resources, compliance and other administrative activities. Our historical financial statements reflect allocations of corporate expenses from Air Products for these and similar functions, which are not necessarily representative of the costs we will incur for similar services in the future as an independent company. In addition, while our pro forma financial statements reflect estimates of the costs that we would have incurred as an independent company during the periods presented, the estimates may not accurately reflect the costs we would have incurred as an independent company during such periods, or will incur in the future. Furthermore, following the separation and distribution, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance and external reporting.

•	Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Air Products. While our business has historically generated sufficient cash to finance our working capital and other cash requirements, following the separation and distribution, we will no longer have access to Air Products’ cash pool. Without the opportunity to obtain financing from Air Products, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	We will enter into transactions with Air Products that did not exist prior to the separation. For more information, see “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation.”

•	Other significant changes may occur in our cost structure, management, financing, tax profile and business operations as a result of our operating as a company separate from Air Products.

We will incur interest expense as part of our incurring debt in connection with the separation and distribution, whereas our historical financial data only includes debt incurred by Versum subsidiaries and does not include an allocation of interest expense attributable to the portion of Air Products’ debt that has supported our operations. In addition, the pro forma financial data included in this information statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition, results of operations or cash flows actually would have been as a stand-alone company or to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For more information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our Annual Combined Financial Statements and the notes thereto.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Air Products.

There is a risk that, by separating from Air Products, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Air Products organizational structure. As part of Air Products, we have been able to enjoy certain benefits from Air Products’ operating diversity, purchasing power and opportunities to pursue integrated strategies with Air Products’ other businesses. As an independent, publicly traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Additionally, as part of Air Products, we have been able to leverage the Air Products historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As an independent, publicly traded company, we will not have the same historical market reputation and performance or brand identity as Air Products and it may be more difficult for us to recruit or retain such key personnel.

We will incur significant costs in connection with the separation and distribution, as well as costs associated with operating as an independent, publicly traded company, which may adversely affect our financial condition, results of operations and cash flows.

Prior to the distribution, we will make a cash distribution of approximately $[●] million to Air Products, funded primarily by third-party indebtedness incurred by us prior to the separation and distribution. We will be subject to ongoing interest and principal payments during the term of this indebtedness. In connection with the separation and distribution, we expect to incur and pay non-recurring transaction, transition, financing and other expenses, including legal and advisory costs, of approximately $[●] to $[●] million prior to or shortly after the distribution. We also expect to incur certain ongoing costs associated with operating as an independent, publicly traded company. The ongoing costs of the separation may adversely impact our financial condition, results of operations and cash flows. For more information regarding the separation and our anticipated costs to operate as an independent, publicly traded company, see the Unaudited Pro Forma Combined Financial Statements and Note 1 of the Annual Combined Financial Statements

Some contracts and other assets which will need to be transferred or assigned from Air Products or its affiliates to Versum in connection with Versum’s separation from Air Products may require the consent or involvement of a third party. If such consent is not given, Versum may not be entitled to the benefit of such contracts and other assets in the future, which could negatively impact Versum’s financial condition, results of operations and cash flows.

The Separation Agreement provides that in connection with Versum’s separation from Air Products, a number of contracts with third-parties and other assets are to be transferred or assigned from Air Products or its affiliates to Versum. However, the transfer or assignment of certain of these contracts or assets require providing guarantees or the consent of a third party to such a transfer or assignment, including 4 of the top 20 Electronic Materials customers and 5 of the top 20 Performance Materials customers. Similarly, in some circumstances, Versum and another business unit of Air Products are joint beneficiaries of contracts, and Versum will need to enter into a new agreement with the third-party to replicate the existing contract or assign the portion of the existing contract related to Versum’s business. It is possible that some parties may use the requirement of a guarantee or consent or the fact that the separation is occurring to seek more favorable contractual terms from Versum or to seek to terminate the contract. If Versum is unable to provide a guarantee or obtain such consents on commercially reasonable and satisfactory terms or if the contracts are terminated, Versum may be unable to obtain some of the benefits, assets and contractual commitments which are intended to be allocated to Versum as part of Versum’s separation from Air Products. The failure to timely complete the assignment of existing contracts or assets, or the negotiation of new arrangements, or a termination of any of those arrangements, could negatively impact Versum’s financial condition, results of operations and cash flows. In addition, where Versum does not intend to provide a guarantee or obtain consent from third party counterparties based on Versum’s belief that no guarantee or consent is required, the third party counterparties may challenge a transfer of assets on the basis that the terms of the applicable commercial arrangements require that a guarantee be provided or the third party counterparty’s consent. Versum may incur substantial litigation and other costs in connection with any such claims and, if Versum does not prevail, Versum’s ability to use these assets could be adversely impacted.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our financial condition, results of operations and cash flows.

In connection with our separation we will assume, and indemnify Air Products for, certain liabilities. If we are required to make payments pursuant to these indemnities to Air Products, we may need to divert cash to meet those obligations and our financial condition, results of operations and cash flows could be negatively impacted. In addition, Air Products may indemnify us for certain liabilities. The Air Products indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Air Products may not be able to satisfy its indemnification obligations in the future.

Pursuant to the Separation Agreement, the Employee Matters Agreement and the Tax Matters Agreement with Air Products, we will agree to assume, and indemnify Air Products for, certain liabilities for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments, as discussed further in “Certain Relationships and Related Person Transactions—Our Relationship With Air Products Following the Separation.” Payments pursuant to these indemnities may be significant and could negatively impact our financial condition, results of operations and cash flows, particularly indemnities relating to our actions that could impact the tax-free nature of the contribution, the distribution and certain related transactions. Third parties could also seek to hold us responsible for liabilities of the Air Products business. Air Products will agree to indemnify us for such liabilities, but such indemnity from Air Products may not be sufficient to protect us against the full amount of such liabilities, and Air Products may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Air Products any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our financial condition, results of operations and cash flows.

If the contribution and distribution were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, then Versum, Air Products and Air Products’ stockholders could be subject to significant tax liability or tax indemnity obligations.

It is a condition to the distribution that the board of directors of Air Products receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), tax counsel to Air Products, on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, substantially to the effect that, for U.S. federal income tax purposes, the contribution and distribution should qualify as a transaction that generally is tax-free to Air Products and Air Products’ stockholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code.

Notwithstanding the tax opinion, the IRS could determine on audit that the distribution should be treated as a taxable transaction if it determines that any of the facts, assumptions, representations or covenants set forth in the tax opinion are not correct or have been violated, or that the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution, or if the IRS were to disagree with the conclusions of the tax opinion. If the contribution and distribution were determined to be taxable for U.S. federal income tax purposes, Air Products and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities determined in the manner described in “U.S. Federal Income Tax Consequences.” For example, if the distribution failed to qualify for tax-free treatment, Air Products would for U.S. federal income tax purposes be treated as if it had sold the Versum common stock in a taxable sale for its fair market value, and Air Products’ stockholders who are subject to U.S. federal income tax would be treated as receiving a taxable distribution in an amount equal to the fair market value of the Versum common stock received in the distribution. Air Products would also recognize gain with respect to the receipt of certain Versum debt and cash in connection with the contribution and distribution.

Under the Tax Matters Agreement, Versum will generally be required to indemnify Air Products against taxes incurred by Air Products that arise as a result of Versum taking or failing to take, as the case may be, certain actions that may result in the contribution, the distribution or certain related transactions failing to qualify as tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, Versum may also be required to indemnify Air Products for other tax liabilities, which could materially adversely affect Versum’s financial condition, results of operations and cash flows. For more information, see “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation—Tax Matters Agreement.”

We may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment for U.S. federal income tax purposes to Air Products and its stockholders of the contribution, the distribution and certain related transactions, under the Tax Matters Agreement, Versum will be restricted from taking any action that prevents the contribution, the distribution and certain related transactions from qualifying as tax-free for U.S. federal income tax purposes. Accordingly, under the Tax Matters Agreement that we will enter into with Air Products, for the two-year period following the distribution, we will be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of 40 percent or more of our stock or substantially all of our assets, whether by merger or otherwise;

•	merging, consolidating or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing our capital stock;

•	repurchasing or taking certain other actions with respect to certain of our debt issued in connection with the contribution and distribution;

•	ceasing to actively conduct our business; or

•	taking or failing to take any other action that would cause the contribution, the distribution or certain related transactions to fail to qualify as tax-free for U.S. federal income tax purposes.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. In addition, under the Tax Matters Agreement, we will be required to indemnify Air Products against any tax liabilities resulting from the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. For more information, see “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation—Tax Matters Agreement.”

After the distribution, certain of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Air Products, and certain of our directors and officers may have actual or potential conflicts of interest because they also serve as officers and/or on the board of directors of Air Products.

Following the distribution, certain of our directors and executive officers may own shares of Air Products’ common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, following the distribution, Seifollah Ghasemi, who currently serves, and following the distribution will continue to serve, as Chairman, President and Chief Executive Officer of Air Products; will serve as a director of Versum and our non-executive Chairman. This ownership or service to both companies may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Air Products and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Air Products and us regarding the terms of the agreements governing the internal reorganization, the distribution and the relationship thereafter between the companies, including with respect to the indemnification of certain matters. In addition to any other arrangements that we and Air Products may agree to implement, we and Air Products will agree that officers and directors who serve at both companies will recuse themselves from decisions where conflicts arise due to their positions at both companies. For more information on certain procedures we will institute with regard to such matters, see “Certain Relationships and Related Person Transactions—Procedures for Approval of Related Person Transactions.”

Until the distribution occurs, Air Products has the sole discretion to change the terms of the distribution in ways which may be unfavorable to Versum.

Until the distribution occurs, Air Products will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to Versum. In addition, Air Products may decide at any time not to proceed with the separation.

The separation and distribution and related internal reorganization transactions may expose Versum to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

If Versum files for bankruptcy or is otherwise determined or deemed to be insolvent under federal bankruptcy laws, a court could deem the separation and distribution or certain internal reorganization transactions undertaken by Air Products in connection with the separation to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon Versum, which could adversely affect Versum’s financial condition and its results of operations. Among other things, the court could require Versum stockholders to return to Air Products some or all of the shares of Versum common stock issued in the separation and distribution, or require Versum to fund liabilities of other companies involved in the reorganization transactions for the benefit of creditors.

The distribution of Versum common stock is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the “DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although Air Products intends to make the distribution of Versum common stock entirely out of surplus, Versum cannot assure you that a court will not later determine that some or all of the distribution to Air Products stockholders was unlawful.

Risks Related to Our Common Stock and the Securities Market

We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution, and following the distribution, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the last trading day prior to the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of our common stock may trade after the distribution.

Similarly, Air Products cannot predict the effect of the distribution on the trading prices of its common stock. After the distribution, Air Products common stock will continue to be listed and traded on the NYSE under the symbol “APD.” Subject to the consummation of the distribution, we expect our common stock to be listed and traded on the NYSE under the symbol [●]. The combined trading prices of Air Products common stock and our common stock after the distribution, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of Air Products common stock prior to the distribution. Until the market has fully evaluated the business of Air Products without our business, and fully evaluated us, the price at which Air Products’ or our common stock trades may fluctuate significantly.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Air Products’ current stockholders, causing a shift in our initial investor base, and our common stock may not be included in some indices in which Air Products common stock is included, causing certain holders to be mandated to sell their shares of our common stock;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover our common stock after the distribution;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates or our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

A number of shares of our common stock are or will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of shares of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [●] shares of our common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities

Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. In this regard, a portion of Air Products common stock is held by index funds tied to stock indices, and a portion is held by the trustee of the Air Products Retirement Savings Plan, which contains an employee stock ownership plan required to invest in Air Products common stock. If we are not included in these indices at the time of distribution and the index funds are required to sell our common stock; and/or the Retirement Savings Plan trustee is required to liquidate its holdings of our common stock, the market for our common stock could be adversely affected.

We cannot guarantee the timing, amount, or payment of dividends on our common stock in the future.

The payment and amount of any future dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurance that we will continue to pay a dividend in the future.

Your percentage of ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may be granting to our directors, officers and employees. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock. For more information, see “Description of Our Capital Stock.”

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Versum’s amended and restated certificate of incorporation and amended and restated by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Versum’s board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent;

•	the inability of our stockholders to call special meetings;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval; and

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of our board of directors) on our board of directors.

In addition, following the distribution, we will be subject to Section 203 of the DGCL. Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials Air Products and Versum have filed or will file with the SEC contain, or will contain, certain statements regarding business strategies, market potential, future financial performance, future action, results and other matters which are “forward-looking” statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. Additionally, forward-looking statements include, but are not limited to: statements about business strategies and outlook for Versum, expectations as to Versum’s future sales, estimates regarding Versum’s capital requirements and needs for additional financing, estimates of Versum’s expenses, future revenues and profitability, and estimates of the size of the market for Versum’s products, and estimates of the success of other competing technologies that may become available.

In particular, information included in “Information Statement Summary,” “Risk Factors,” “The Separation and Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. These forward-looking statements are based on management’s reasonable expectations and assumptions as of the date of this release. Actual performance and financial results may differ materially from projections and estimates expressed in the forward-looking statements because of many factors not anticipated by management, including, without limitation, weakening of global or regional economic conditions; future financial and operating performance of major customers; unanticipated contract terminations or customer cancellations of sales; the impact of competitive products and pricing; unexpected changes in raw material supply and markets; Versum’s failure to successfully develop and market new products and optimally manage product life cycles; Versum’s inability to protect and enforce its intellectual property rights; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, weather events and natural disaster; increased competition; changes in relationships with our significant customers and suppliers; unanticipated business disruptions; Versum’s ability to predict, identify and interpret changes in consumer preferences and demand; uncertainty regarding the availability of financing to us in the future and the terms of such financing; disruptions in Versum’s information technology networks and systems; unexpected safety or manufacturing issues; costs and outcomes of litigation or regulatory investigations; the impact of management and organizational changes, the success of cost reduction efforts; the timing, impact, and other uncertainties of future acquisitions or divestitures; significant fluctuations in interest rates and foreign currencies from that currently anticipated; the impact of changes in environmental, tax or other legislation and regulations in jurisdictions in which Versum and its affiliates operate; and other risk factors described in “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Air Products and Versum disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this document to reflect any change in assumptions, beliefs or expectations or any change in events, conditions, or circumstances upon which any such forward-looking statements are based, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION

Introduction

Background of the Separation and Distribution

On September 16, 2015, the Air Products board of directors announced its intention to separate Air Products’ Materials Technologies business into a newly formed company and to distribute the common stock of that company, Versum, to stockholders of Air Products on a pro-rata basis. The distribution is intended to be generally tax-free for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

In furtherance of this plan, on [●], Air Products’ board of directors approved the distribution of all of the issued and outstanding shares of Versum common stock on the basis of one share of Versum common stock for each share of Air Products common stock issued and outstanding on [●], the record date for the distribution. As a result of the distribution, Versum and Air Products will become two independent, publicly traded companies.

On [●], the distribution date, each Air Products stockholder will receive one share of Versum common stock for each share of Air Products common stock held at the close of business on the record date, as described below. You will receive cash in lieu of any fractional shares of Versum common stock that you would have received as a result of the application of the distribution ratio. You will not be required to make any payment, surrender or exchange your Air Products common stock or take any other action to receive your shares of Versum common stock in the distribution.

The distribution of Versum common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For more information, see “—Conditions to the Distribution.”

Reasons for the Separation

Air Products’ board of directors determined that the separation of the Versum business from the Air Products business would be in the best interests of Air Products and its stockholders and approved the plan of separation. A wide variety of factors were considered by Air Products’ board of directors in evaluating the separation and distribution. Among other things, Air Products’ board of directors considered the following potential benefits of the separation:

•	The separation will allow management of each company to focus on and more effectively pursue its own distinct operating priorities and strategies and concentrate efforts on the unique needs of its business and pursue distinct opportunities for long-term growth and profitability;

•	The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitating a more efficient allocation of capital;

•	The separation will afford each company direct access to capital markets and facilitate the ability of each company to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock; and

•	The separation will facilitate development of compensation arrangements for the employees of each company that are more competitive with peers and directly tied to the performance of the relevant company’s business, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Neither Air Products nor Versum can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

Air Products’ board of directors also considered a number of potentially negative factors in evaluating the separation, including the following factors impacting Versum:

•	Loss of synergies and joint purchasing power and increased costs—As a current part of Air Products, Versum takes advantage of Air Products’ size and purchasing power in procuring certain goods and services. After the separation, as a separate, independent entity, Versum may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those Air Products obtained prior to the separation and distribution. Versum will also incur costs for certain functions previously performed by Air Products, such as information technology, accounting, tax, finance, legal, insurance, human resources, compliance and other administrative activities, that may be higher than the amounts reflected in Versum’s historical financial statements, which could cause Versum’s profitability to decrease.

•	Disruptions to the business as a result of the separation—The actions required to separate Air Products’ and Versum’s respective businesses could disrupt Versum’s operations.

•	Increased significance of certain costs and liabilities—Certain costs and liabilities that were otherwise less significant to Air Products as a whole will be more significant for Versum as a standalone company.

•	One-time costs of the separation and distribution—Versum will incur costs in connection with the transition to being a stand-alone public company that will include establishment of accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems.

•	Inability to realize anticipated benefits of the separation—Versum may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing the Versum business; (b) following the separation, Versum may be more susceptible to market fluctuations and other events particular to one or more of Versum’s products than if it were still a part of Air Products; and (c) following the separation, the Versum business will be less diversified than Air Products’ business prior to the separation.

•	Restrictions on our operations to preserve the tax-free nature of the contribution, the distribution and certain related transactions—To preserve the tax-free treatment of the contribution, the distribution and certain related transactions for U.S. federal income tax purposes, under the Tax Matters Agreement that we will enter into with Air Products, we will be restricted from taking actions that may cause the contribution, the distribution and certain related transactions to fail to qualify as tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we believe to be in the best interests of our stockholders or that might increase the value of our business.

Air Products’ board of directors concluded that the potential benefits of the separation outweighed these factors. However, neither Air Products nor Versum can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Air Products formed Versum as a Delaware limited liability company on November 17, 2015 for the purpose of transferring to Versum the entities and related employees, operations, assets and liabilities of Air Products’ Materials Technologies business and certain other current and former businesses and activities of Air Products. Prior to the distribution, Versum will be converted from a Delaware limited liability company to a Delaware corporation.

The Number of Shares of Versum Common Stock You Will Receive

For each share of Air Products common stock that you own at the close of business on [●], the record date, you will receive one share of Versum common stock on the distribution date. Air Products will not distribute any fractional shares of Versum common stock to its stockholders. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional shares such holder would otherwise have been entitled to receive) to each holder who otherwise would have been entitled to receive fractional shares in the distribution. The distribution agent, in its sole discretion, without any influence by Air Products or Versum, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Air Products or Versum. Neither Air Products nor Versum will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. For more information on the U.S. federal income tax consequences of the distribution, see “U.S. Federal Income Tax Consequences.” If you hold physical certificates for Air Products common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. Versum estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Air Products common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

When and How You Will Receive the Distribution

With the assistance of the distribution agent, the distribution of Versum common stock is expected to occur on [●], the distribution date, to all holders of outstanding Air Products common stock on [●], the record date. Broadridge will serve as the distribution agent in connection with the distribution, and Broadridge will serve as the transfer agent and registrar for Versum common stock. Air Products stockholders will receive cash in lieu of any fractional shares of Versum common stock which they would have been entitled to receive.

If you own Air Products common stock as of the close of business on the record date, Versum common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf in direct registration or book-entry form. If you are a registered holder, the distribution agent or the transfer agent will then mail you a direct registration account statement that reflects your shares of Versum common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Air Products common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Versum common stock that have been registered in book-entry form in your name. If you sell Air Products common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Versum common stock in the distribution.

Most Air Products stockholders hold their common stock through a bank, brokerage firm or other nominee. In such cases, the bank, brokerage firm or other nominee is often described as holding the shares in “street name”

and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Air Products common stock through a bank, brokerage firm or other nominee, your bank, brokerage firm or other nominee will credit your account for the Versum common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank, brokerage firm or other nominee.

Transferability of Shares You Receive

Shares of Versum common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be Versum affiliates. Persons who may be deemed to be Versum’s affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Versum, which may include certain of Versum’s executive officers, directors or principal stockholders. Securities held by Versum affiliates will be subject to resale restrictions under the Securities Act. Versum affiliates will be permitted to sell shares of Versum common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Results of the Distribution

After its separation from Air Products, Versum will be an independent, publicly traded company. The actual number of shares to be distributed will be determined on [●], the record date for the distribution, and will reflect any exercise of options to purchase Air Products stock between the date the Air Products board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding Air Products shares of common stock or any rights of Air Products’ holders. Air Products will not distribute any fractional shares of Versum common stock.

Before the distribution, Versum will enter into a Separation Agreement and other agreements with Air Products to effect the separation and provide a framework for Versum’s relationship with Air Products after the separation and distribution. These agreements will provide for the allocation between Air Products and Versum of Air Products’ assets, liabilities and obligations (including investments, property, employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Versum’s separation from Air Products and will govern certain relationships between Air Products and Versum after the separation and distribution. For more information on these agreements, see “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation.”

Trading Between the Record Date and the Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, Air Products expects that there will be two markets in Air Products common stock: a “regular-way” market and an “ex-distribution” market. Shares of Air Products common stock that trade on the “regular-way” market will trade with an entitlement to Versum common stock distributed pursuant to the separation. Shares of Air Products common stock that trade on the “ex-distribution” market will trade without an entitlement to Versum common stock distributed pursuant to the distribution. Therefore, if you sell Air Products common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive Versum common stock in the distribution. If you own Air Products common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Versum common stock that you are entitled to receive pursuant to your ownership as of the record date of Air Products common stock.

Furthermore, we anticipate that trading in our common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and including the distribution date.

“When-issued” trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. The “when-issued” trading market will be a market for Versum common stock that will be distributed to holders of Air Products common stock on the distribution date. If you owned Air Products common stock at the close of business on the record date, you would be entitled to Versum common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Versum common stock, without Air Products common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Versum common stock will end, and “regular-way” trading will begin.

Listing and Trading of the Shares of Versum

There currently is no public trading market for Versum’s common stock. Versum intends to apply to list its common stock on the NYSE under the symbol “[●].” Versum has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

Versum cannot predict the price at which its common stock will trade after the distribution. The combined trading prices, after the distribution, of the shares of Versum common stock that each Air Products stockholder will receive in the distribution and Air Products common stock held at the record date may not equal the “regular-way” trading price of a share of Air Products common stock immediately prior to the distribution. The price at which Versum common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Versum common stock will be determined in the public markets and may be influenced by many factors. For more information, see “Risk Factors—Risks Related to Our Common Stock and the Securities Market.”

Conditions to the Distribution

Versum expects that the distribution will be effective on [●], the distribution date, provided that, among other conditions described in this information statement, the following conditions have been satisfied or, if permissible under the Separation Agreement, waived by Air Products:

•	the SEC having declared effective the registration statement on Form 10, of which this information statement forms a part, no stop order relating to the registration statement being in effect, nor any proceeding seeking such stop order being pending, and the information statement having been distributed to Air Products’ stockholders;

•	Versum’s common stock having been approved and accepted for listing by the NYSE, subject to official notice of distribution;

•	receipt of an opinion of tax counsel by the board of directors of Air Products that the contribution and distribution generally should be tax-free to Air Products and its stockholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•	receipt of an opinion from an independent appraisal firm by the board of directors of Air Products confirming the solvency of each of Air Products and Versum after the distribution that is in form and substance acceptable to Air Products in its sole discretion;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the internal reorganization of Air Products and Versum businesses prior to the contribution and distribution having been completed to the satisfaction of the Air Products board of directors;

•	the approval by the board of directors of Air Products of the distribution and all related transactions (and such approval not having been withdrawn);

•	Air Products’ election of our post-distribution board of directors, as described in this information statement, immediately prior to the distribution date;

•	Versum having entered into certain agreements in connection with the separation and distribution and certain financing arrangements prior to or concurrent with the separation;

•	the making of a $[●] cash distribution from Versum to Air Products prior to the distribution, and the determination by Air Products in its sole discretion that following the separation it shall have no further liability or obligation whatsoever under any financing arrangements that Versum will be entering into in connection with the separation;

•	receipt by Versum of all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution; and

•	no events or developments shall have occurred or exist that, in the sole and absolute judgment of Air Products’ board of directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Air Products or its stockholders.

Air Products’ board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Until the distribution has occurred, Air Products has the right to terminate the distribution, even if all the conditions have been satisfied, if the board of directors of Air Products determines that the distribution is not in the best interest of Air Products and its stockholders or that market conditions or other circumstances are such that the separation of Versum and Air Products is no longer advisable at that time. Air Products has informed us that, to the extent the board of directors of Air Products determines to waive, or take any action to amend or modify, any condition in a manner that is material or abandon the distribution, Air Products will issue a press release publicly announcing such decision.

Regulatory Approvals

Versum must complete the necessary registration under U.S. federal securities laws of Versum’s common stock, as well as the applicable NYSE listing requirements for such shares.

Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

Air Products’ stockholders will not have any appraisal rights in connection with the distribution.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to Air Products’ stockholders who will receive shares of our common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Air Products. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither Air Products nor we undertake any obligation to update the information except in the normal course of Air Products’ and our public disclosure obligations and practices.

DIVIDEND POLICY

The payment and amount of any future dividends will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of [●], on a historical and on a pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution as if they occurred on [●]. Explanation of the pro forma adjustments made to our Annual Combined Financial Statements can be found under “Unaudited Pro Forma Combined Financial Statements.” The following table should be reviewed in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Annual Combined Financial Statements and accompanying notes.

As of September 30, 2015
	Historical	Pro Forma
(dollars in millions)
Cash and cash equivalents	$—	$—

Debt, including current and long-term:
Current debt	$—	$—
Long-term debt	—	—

Total debt	$—	$—

Equity:
Common stock	$—	$—
Additional paid-in capital	—	—
Air Products’ Net Investment	—	—
Accumulated Other Comprehensive Income (Loss)	—	—
Noncontrolling Interests	—	—

Total Equity	$—	$—
Total Capitalization	$—	$—

We have not yet finalized our post-distribution capitalization. We will have cash on hand in an amount to be determined at or prior to the time of the distribution. We expect that, at the time of the distribution, we will have significant third-party indebtedness. We intend to update our financial information to reflect our post-distribution capitalization in a subsequent amendment to this information statement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Combined Financial Statements are derived from the Annual Combined Financial Statements of Versum, prepared in accordance with GAAP, which are included elsewhere in this information statement.

The Unaudited Pro Forma Combined Income Statements for the fiscal year ended September 30, 2015 give effect to the separation and distribution as if it had occurred on October 1, 2014. The Unaudited Pro Forma Combined Balance Sheet as of September 30, 2015 gives effect to the separation and distribution as if it had occurred on September 30, 2015, the latest balance sheet date. These Unaudited Pro Forma Combined Financial Statements include adjustments for capital structure, debt and interest expense, the distribution of shares of Versum, taxes, certain commercial and other agreements related to the separation and distribution and pension plan liabilities, each of which is more fully described in the footnote references in the Unaudited Pro Forma Combined Financial Statements.

The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these Unaudited Pro Forma Combined Financial Statements. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable.

The Unaudited Pro Forma Combined Financial Statements do not reflect all of the costs of operating as a stand-alone company, including possible higher information technology, tax, accounting, treasury, legal, and other similar expenses associated with operating as a stand-alone company.

Our Annual Combined Financial Statements included elsewhere in this information statement include intercompany charges for corporate shared services. After the separation and the distribution, certain services will continue to be provided by Air Products pursuant to agreements that are more fully described under “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation.”

Subject to the terms of the Separation Agreement, Air Products will pay certain non-recurring third-party costs and expenses related to the separation. Such non-recurring amounts will include investment banker fees, outside legal and accounting fees, and similar costs. Additionally, in connection with the separation and distribution, Versum expects to incur and pay non-recurring transaction, transition, financing and other expenses, including legal and advisory costs, of approximately $[●] to $[●] million prior to or shortly after the distribution. After the separation, subject to the terms of the Separation Agreement, all costs and expenses related to ongoing support of a stand-alone company, including certain one-time separation costs incurred after the distribution date, will be our responsibility.

The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with Versum’s Annual Combined Financial Statements, the accompanying notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Unaudited Pro Forma Combined Financial Statements have been presented for informational purposes only. The statements are not necessarily indicative of our results of operations or financial condition had the separation and distribution been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

The Unaudited Pro Forma Financial Statements

UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

Year ended September 30, 2015 (Millions of dollars, except for share data)	Historical	Pro Forma Adjustments			Pro Forma
Sales	$	$	(E	)	$
Cost of sales
Selling and administrative
Research and development
Business restructuring and cost reduction actions
Other income (expense), net

Operating Income
Equity affiliates’ income
Interest expense			(A	)

Income Before Taxes
Income tax provision			(C	)

Net Income
Less: Net Income Attributable to Noncontrolling Interests

Net Income Attributable to Versum	$	$			$

Per Common Share Data Attributable to Versum
Earnings per common share—Basic	$	$			$
Earnings per common share—Diluted
Weighted Average Common Shares Information
Weighted average common shares—Basic (in millions)			(B	)
Weighted average common shares—Diluted (in millions)

The accompanying notes are an integral part of these statements.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

September 30, 2015 (Millions of dollars, except for share data)	Historical	Pro Forma Adjustments			Pro Forma
Assets
Current Assets
Cash and cash items	$	$			$
Trade receivables, net
Inventories
Other current assets

Total Current Assets

Investment in net assets of and advances to equity affiliates
Plant and equipment, net			(D	)
Goodwill
Intangible assets, net
Other noncurrent assets

Total Noncurrent Assets

Total Assets	$	$			$

Liabilities, Air Products’ Invested Equity, and Noncontrolling Interests
Current Liabilities
Payables and accrued liabilities	$	$			$
Short-term borrowings
Current portion of long-term debt			(A	)

Total Current Liabilities

Long-term debt			(A	)
Environmental liabilities
Other noncurrent liabilities			(E	)
Deferred income taxes

Total Noncurrent Liabilities

Total Liabilities

Commitments and Contingencies
Air Products’ net investment
Accumulated other comprehensive income (loss)

Total Air Products’ Invested Equity
Noncontrolling Interests

Total Air Products’ Invested Equity and Noncontrolling Interests

Total Liabilities, Air Products’ Invested Equity, and Noncontrolling Interests		$			$

The accompanying notes are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A) Reflects the inclusion of [●] million of new third party debt expected to be incurred by Versum. The pro forma adjustment also reflects the amortization of deferred financing costs of [●] million over a [●] year period.

The pro forma adjustment to interest expense (income) includes the interest expense for the new debt Versum expects to incur from third parties in connection with the separation and distribution. Interest expense is calculated based on an initial annual rate of [●].

(B) The number of shares of Versum common stock used to compute the unaudited pro forma basic earnings per common share is based on the Air Products basic shares outstanding.

(C) Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rate. The effective tax rate of Versum could be different (either higher or lower) depending on activities subsequent to the distribution. The impacts of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in our historical Combined Balance Sheet based on jurisdiction.

(D) Reflects the business agreements, Separation Agreement and other agreements related to the separation and distribution between Air Products and Versum.

(E) Reflects the transfer of the pension obligations for [●] periods.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA

The following table presents Versum’s selected historical condensed combined financial data. We derived the selected historical condensed combined financial data as of September 30, 2015 and 2014 and for each of the fiscal years in the three-year period ended September 30, 2015 from the Annual Combined Financial Statements included elsewhere in this information statement. The selected historical condensed combined financial data as of September 30, 2013 and as of and for the years ended September 30, 2012 and 2011 are derived from the unaudited annual combined financial statements that are not included in this information statement.

The selected historical condensed combined financial data include certain expenses of Air Products that were allocated to Versum for certain functions, including general corporate expenses related to finance, legal, information technology, insurance, compliance and human resources activities, employee benefits and incentives and stock-based compensation. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Air Products, including changes in Versum’s cost structure, personnel needs, tax structure, capital structure, financing and business operations. Versum’s Annual Combined Financial Statements also do not reflect the assignment of certain assets and liabilities between Air Products and Versum as reflected under “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect what Versum’s financial position, results of operations, and cash flows would have been had it been an independent, publicly traded company during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of Versum’s future performance.

For a better understanding of our business and results, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Statements” and accompanying notes and the Annual Combined Financial Statements and accompanying notes included elsewhere in this information statement.

(Millions of dollars)	2015(A)	2014(A)	2013(A)	2012(A)	2011(A)
Operating Results
Sales	$2,096	$2,075	$1,879	$1,961	$1,958
Operating income	412	347	110	127	261
Net income attributable to Versum	308	254	76	89	190
Year-End Financial Position
Total assets	1,669	1,767	1,828	2,027	1,721
Total debt(B)	5	17	22	73	89
Other Financial Data
Business restructuring charge	35	2	137	180	—
Research and development	70	67	63	65	61
Depreciation and amortization	85	86	89	90	84

(A)	Unless otherwise stated, selected financial data is presented on a GAAP basis. Our operating results were impacted by certain items which management does not believe to be indicative of ongoing business trends and are excluded from the non-GAAP measure.

For 2015, these items include: (i) a charge to operating income of $35 million related to business reorganization and cost reduction actions.

For 2014, these items include: (i) a charge to operating income of $2 million related to business reorganization and cost reduction actions.

For 2013, these items include: (i) a charge to operating income of $78 million related to business restructuring and cost reduction actions and (ii) a loss of $59 million related to our exit from the photovoltaic market.

For 2012, these items include: (i) a charge to operating income of $5 million related to business restructuring and cost reduction actions, (ii) a gain of $86 million related to the gain on a previously held equity interest, (iii) a loss of $166 million related to our exit from the photovoltaic market and (iv) a loss of $9 million related to the exit of a product line.

For 2011, there were no business restructuring and cost reduction actions.

(B)	Total debt includes long-term debt, current portion of long-term debt, and short-term borrowings as of the end of the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations accompanies the Annual Combined Financial Statements and provides additional information about Versum’s business, changes in financial condition, liquidity and capital resources, cash flows and results of operations.

Overview	54
Results of Operations	56
Reconciliation of Non-GAAP Financial Measures	59
Segment Level Financial Results	60
Liquidity and Capital Resources	63
Contractual Obligations	65
Environmental Matters	65
Long-Term Employee Benefits	66
Off-Balance Sheet Arrangements	66
Inflation	66
Critical Accounting Policies and Estimates	67
New Accounting Guidance	69
Forward-Looking Statements	70
Quantitative and Qualitative Disclosures about Market Risk	70

The discussion and analysis presented below refer to and should be read in conjunction with the Annual Combined Financial Statements and accompanying notes and the Unaudited Pro Forma Combined Financial Statements and accompanying notes, each included elsewhere in this information statement. All comparisons in the discussion are to the corresponding prior year unless otherwise stated. All amounts presented are in accordance with GAAP, except as noted. All amounts are presented in millions of dollars, except for share data, unless otherwise indicated.

Net income attributable to Versum is simply referred to as “net income” throughout this Management’s Discussion and Analysis, unless otherwise stated.

The Annual Combined Financial Statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone company during the periods presented.

The discussion of results that follows includes comparisons to non-GAAP financial measures. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures that our management uses internally to evaluate our performance. The reconciliation of reported GAAP results to non-GAAP measures is presented on pages 59-60. Descriptions of the excluded items appear on pages F16-F17.

The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” We believe the assumptions underlying the Annual Combined Financial Statements and Unaudited Pro Forma Combined Financial Statements are reasonable.

As explained above, except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Versum”, “we,” “our,” “us,” and “the company” refer to Versum and its combined subsidiaries. References in this information statement to “Air Products” refer to Air Products and Chemicals, Inc., a Delaware corporation, and its consolidated subsidiaries (other than Versum and its combined subsidiaries), unless the context otherwise requires.

OVERVIEW

Separation and Distribution

On September 16, 2015, Air Products’ board of directors announced its intention to separate Air Products’ Materials Technologies business into a newly formed company and to distribute the common stock of that company, Versum, to stockholders of Air Products on a pro-rata basis. The distribution is intended to be generally tax-free for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

In furtherance of this plan, on [●], Air Products’ board of directors approved the distribution of all of the issued and outstanding shares of Versum common stock on the basis of one share of Versum common stock for each share of Air Products common stock issued and outstanding on [●], the record date for the distribution. As a result of the distribution, Versum and Air Products will become two independent, publicly traded companies.

On [●], the distribution date, each Air Products stockholder will receive one share of Versum common stock for each share of Air Products common stock held at the close of business on the record date, as described below. You will receive cash in lieu of any fractional shares of Versum common stock that you would have received as a result of the application of the distribution ratio. You will not be required to make any payment, surrender or exchange your Air Products common stock or take any other action to receive your shares of Versum common stock in the distribution.

Description of the Company

Versum is a global business that provides innovative solutions for specific customer applications within niche markets based on our expertise in specialty materials. The business employs applications technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. Versum is comprised of two primary business segments, Electronic Materials and Performance Materials, under which we will manage our operations and assess performance, and a Corporate segment. Fundamental to both primary businesses are strong customer relationships and collaborative development, technology leadership, unique product positioning and a strong global infrastructure with in-region flexible manufacturing capabilities.

Our Electronic Materials segment is a leading global producer of critical materials, including high purity process materials, cleaners and etchants, slurries, organosilanes and organometallics, and equipment which we sell to the semiconductor and display industries. Through its global network, Electronic Materials positions its research, manufacturing and technical support close to its customer facilities, enabling supply chain optimization and rapid response times to product and service needs. We are a qualified supplier for our customers’ products and our products perform critical tasks in their manufacturing process but represent a very small portion of the cost of the end product. Over the last 20 plus years, Electronic Materials has developed strong customer intimacy with the majority of the industry-leading Integrated Device Manufacturers (or “IDMs”), Foundries and Original Equipment Manufacturers (or “OEMs”) through on-site service and technical personnel at these customers’ facilities. The semiconductor materials industry is estimated at $45 billion and is part of a maturing $450 billion value chain with more stable growth behavior. The semiconductor industry is global in scope with nearly all major semiconductor manufacturers having operations in multiple countries. We participate in the $5.5 billion amenable specialty gases and materials space, targeting six of the seven critical process steps in semiconductor manufacturing.

Our Performance Materials segment is a leading global producer of additives products such as epoxy curing agents, accelerators and catalysts, polyurethane catalysts, wetting agents, defoamers and dispersants agents used across a wide variety of industries. The Performance Materials segment focuses on the estimated $10 billion high value specialty end of the broader $150 billion materials space. The market is global in nature and encompasses end markets such as coatings, construction, composites, adhesives, automotive, inks and industrial cleaning. The amenable market is characterized by low volume, high product value and complex offerings. We generally focus on and participate in the intermediate and formulated products portions of the materials value chain. Performance Materials focuses on industries that have grown historically at rates better than GDP, operating in segments with substantial growth opportunities, especially in emerging markets. With expertise in applications and amine chemistry, Performance Materials practices a technology strategy across all businesses, leveraging its core competencies across several chemistry platforms to service its end-use applications.

In addition to our two primary segments, our Corporate segment includes certain administrative costs associated with operating a public company, non-core operating activities such as remediation of historical environmental sites, foreign exchange gains and losses, certain services to third parties adjacent to our operating sites, and other income and expense that cannot be directly associated with business segments. Assets in the Corporate segment include cash, deferred tax assets and the LIFO inventory allowance.

Basis of Presentation

The Annual Combined Financial Statements of Versum have been derived from the consolidated financial statements and accounting records of Air Products as if we operated on a standalone basis during the periods presented and were prepared in accordance with GAAP.

The Combined Income Statements of Versum reflect allocations of general corporate expenses from Air Products including, but not limited to, information technology, general services, human resources, legal, accounting and other services.

These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed costs, revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable and consistently applied for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future.

The Annual Combined Balance Sheets of Versum include Air Products’ assets and liabilities that are specifically identifiable or otherwise will be transferred to us, including subsidiaries and affiliates in which Air Products has a controlling financial interest.

2015 in Summary

In 2015, we began reorganizing our business to prepare to operate as a standalone entity by separating shared operating resources from the remainder of Air Products, continuing to align our people and assets closer to our customers and establishing plans to separate from Air Products by September 2016. We drove cost productivity in both our plant operations and supply chain network and delivered restructuring efforts to reduce our on-going cost structure. Culturally we changed to a more decentralized operating structure and sharpened our focus on improvement actions more aligned with a specialty chemicals company. Through increased selling efforts and tighter cost management we were able to deliver Adjusted EBITDA growth of 22% and raise Adjusted EBITDA margin by 440 basis points. For more information, see “—Reconciliation of Non-GAAP Financial Measures—Adjusted EBITDA and EBITDA Margin.”

Summary Results of Operations

•	Sales of $2,096.4 million increased $21.1 million or 1%, due to higher underlying sales of 5% as a result of 3% of higher volumes and 2% of favorable pricing offset by unfavorable currency of 4%.

Electronic Materials segment’s underlying sales increased by 10% due to positive volume of 5% from new products and the memory market demand partially offset by lower delivery systems activity and pricing of 5%. Performance Materials segment’s underlying sales were flat as higher volumes of 1% were offset by lower pricing of 1%.

•	Operating income of $412.1 million increased $65.2 million, or 18.8%, due to higher pricing net of raw material costs and mix of $70 million, higher volumes of $40 million, and lower costs of $17 million, partially offset by unfavorable currency impacts of $29 million and higher business restructuring charges of $33 million.

•	Adjusted EBITDA of $533.6 million increased $96.2 million, or 22.0%, primarily due to higher pricing net of raw material costs and mix of $70 million, higher volumes of $40 million and lower operating costs of $15 million partially offset by unfavorable currency impacts of $29 million.

RESULTS OF OPERATIONS

Discussion of Combined Results

	2015	2014	2013
Sales	$2,096.4	$2,075.3	$1,879.0
Cost of sales	1,372.9	1,452.6	1,359.5
Selling and administrative	208.8	212.8	214.2
Research and development	69.6	67.3	63.0
Business restructuring and cost reduction actions	34.8	2.0	137.4
Other income (expense), net	1.8	6.3	5.3

Operating income	412.1	346.9	110.2
Equity affiliates’ income	2.2	2.5	2.8
Interest expense	0.8	0.9	2.5

Income Before Taxes	413.5	348.5	110.5
Income tax provision	98.6	87.6	27.9

Net Income	314.9	260.9	82.6
Less: Net Income Attributable to Noncontrolling Interests	7.0	7.1	6.8

Net Income Attributable to Versum	307.9	253.8	75.8

Non-GAAP Basis
Adjusted EBITDA	533.6	437.4	339.2

Year ended September 30, 2015 vs. September 30, 2014

Sales	% Change from Prior Year 2015
Underlying business
Volume	3%
Price	2%
Currency	(4)%

Total Combined Change	1%

Sales of $2,096.4 million increased $21.1 million, or 1%. Underlying sales increased by 5% due to higher volumes of 3% and positive pricing of 2%. Unfavorable currency impacts decreased sales by 4%. Electronic

Materials segment underlying sales increased 10% due to positive volume of 5% from new products and memory market demand partially offset by lower delivery systems activity and pricing of 5%. Performance Materials segment underlying sales were flat as higher volumes of 1% were offset by lower pricing of 1%.

Operating Income and Margin

Operating income of $412.1 million increased $65.2 million or 18.8%, due to higher pricing net of raw material costs and mix of $70 million, higher volumes of $40 million, and lower costs of $17 million, partially offset by unfavorable currency impacts of $29 million and higher business restructuring charges of $33 million. The lower costs include lower production and supply chain costs and the benefits of recent cost reduction actions. Operating margin increased 300 basis points (bp), primarily from higher pricing, higher volumes and lower operating costs.

Cost of Sales

Cost of sales of $1,372.9 million decreased $79.7 million or 5.5%, as a result of lower production and supply chain costs and benefits of our cost reduction actions offset by higher production costs from increased volume.

Selling and Administrative Expense

Selling and administrative expense of $208.8 million decreased $4.0 million or 1.9%, due to the ongoing impacts of the business restructuring activities. Selling and administrative expense as a percent of sales decreased to 10.0% from 10.3%.

Research and Development

Research and development expense of $69.6 million increased $2.3 million or 3.4%, due to higher costs and additional headcount for key product platforms. Research and development expense as a percent of sales increased to 3.3% in 2015 from 3.2% in 2014.

Business Restructuring and Cost Reduction Actions

We recorded charges in 2015 and 2014 for business restructuring and cost reduction actions. The charges for these actions are reflected on the combined income statements as “Business restructuring and cost reduction actions.”

During the fourth quarter of 2014, an expense of $2.0 million was incurred relating to the elimination of approximately 10 positions. In 2015, we recognized an expense of $34.8 million primarily relating to severance and other benefits relating to the elimination of approximately 330 positions.

Other Income (Expense), Net

Items recorded to other income (expense), net arise from transactions and events not directly related to our principal income earning activities.

Other income (expense), net was $1.8 million in 2015 compared to $6.3 million in 2014. No individual items were significant in comparison to the prior year.

Interest Expense

Interest incurred decreased $0.1 million. The decrease was driven primarily by a lower debt balance in 2015.

Effective Tax Rate

The effective tax rate equals the income tax provision divided by income before taxes. The effective tax rate was 23.8% and 25.1% in 2015 and 2014, respectively. The effective tax rate was lower in the current year primarily due to higher income in certain foreign subsidiaries for which we receive the benefit of a tax holiday. For more information, see Note 14, “Income Taxes,” to the Annual Combined Financial Statements.

Year ended September 30, 2014 vs. September 30, 2013

Sales	% Change from Prior Year
2014
Underlying business
Volume	11%
Price	(1)%
Currency	— %

Total Consolidated Change	10%

Sales of $2,075.3 million increased $196.3 million, or 10%, as higher volumes of 11% were partially offset by lower pricing of 1%. Electronic Materials segment sales increased 10%, as higher delivery systems equipment sales and materials volumes contributed 11% partially offset by lower pricing of 1%. Performance Materials segment sales increased 10%, as higher volumes of 11% were partially offset by lower pricing of 1%. The higher volumes occurred across all product lines and major regions. The lower pricing was primarily due to unfavorable mix impacts.

Operating Income and Margin

Operating income of $346.9 million increased $236.7 million, or 215%, primarily from higher volumes of $89 million, lower operating costs of $33 million, lower charges of $136 million related to business restructuring, and favorable currency impacts of $5 million, partially offset by unfavorable pricing net of raw materials and mix impacts of $26 million. Operating margin of 16.7% increased 1080 bp, primarily due to lower restructuring, improved loading and leverage from the higher volumes and improved cost performance, partially offset by the unfavorable pricing impacts.

Cost of Sales

Cost of sales of $1,452.6 million increased $93.1 million, or 6.8%, primarily due to higher volumes offset by lower operating costs and favorable currency impacts.

Selling and Administrative Expense

Selling and administrative expense of $212.8 million decreased $1.4 million, or 0.7%, due to the ongoing impacts of business restructuring. Selling and administrative expense as a percent of sales decreased to 10.3% from 11.4%.

Research and Development

Research and development expense of $67.3 million increased $4.3 million, or 6.8%, primarily due to personnel and materials costs in Electronic Materials. Research and development expense as a percent of sales was 3.2% and 3.4% in 2014 and 2013, respectively.

Business Restructuring and Cost Reduction Actions

We recorded charges in 2014 and 2013 for business restructuring and cost reduction actions. The charges for these actions are reflected on the combined income statements as “Business restructuring and cost reduction actions.”

During the fourth quarter of 2013, we recorded an expense of $137.4 million reflecting actions to better align our cost structure with current market conditions as well as severance and other benefits associated with the elimination of approximately 80 positions. This expense includes payments in connection with the final settlement of a long-term take-or-pay silane contract and asset write-offs primarily impacting the Electronic Materials segment to exit unprofitable businesses and to improve the competitiveness of our manufacturing infrastructure.

In 2014, we recorded an expense of $2.0 million relating to the elimination of approximately 10 positions.

Other Income (Expense), Net

Other income (expense), net was $6.3 million in 2014 compared to $5.3 million in 2013. This change was primarily due to higher royalty income offset by sale of assets in 2013.

Interest Expense

Interest incurred decreased $1.6 million. The decrease was driven primarily by a lower foreign debt balance in 2014.

Effective Tax Rate

The effective tax rate equals the income tax provision divided by income before taxes. The effective tax rate was 25.1% and 25.2% in 2014 and 2013, respectively.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Millions of dollars unless otherwise indicated)

The discussion of our annual results includes comparisons to non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures which management uses internally to evaluate our operating performance.

We use non-GAAP measures to assess our operating performance by excluding certain disclosed items that we believe are not representative of our underlying business. We believe non-GAAP financial measures provide investors with meaningful information to understand our underlying operating results and to analyze financial and business trends. Non-GAAP financial measures, including Adjusted EBITDA, should not be viewed in isolation, are not a substitute for GAAP measures, and have limitations which include but are not limited to:

•	Our measures exclude expenses related to business restructuring and cost reduction actions, as detailed in Note 5, “Business Restructuring and Cost Reduction Actions,” to the Annual Combined Financial Statements, which we do not consider to be representative of our underlying business operations. However, these disclosed items represent costs to Versum.

•	Though not business operating costs, interest expense and income tax provision represent ongoing costs of Versum.

•	Depreciation, amortization, and impairment charges represent the wear and tear and/or reduction in value of the plant, equipment, and intangible assets which permit us to manufacture and/or market our products.

•	Other companies may define non-GAAP measures differently than we do, limiting their usefulness as comparative measures.

A reader may find any one or all of these items important in evaluating our performance. Management compensates for the limitations of using non-GAAP financial measures by using them only to supplement our GAAP results to provide a more complete understanding of the factors and trends affecting our business. In evaluating these financial measures, the reader should be aware that we may incur expenses similar to those eliminated in this presentation in the future.

Presented below is a reconciliation of the reported GAAP results to the non-GAAP measure:

Adjusted EBITDA and EBITDA Margin

We define Adjusted EBITDA as net income excluding certain disclosed items, which the Company does not believe to be indicative of underlying business trends, before interest expense, income tax provision, and depreciation and amortization expense. Adjusted EBITDA provides a useful metric for management to assess operating performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by sales.

Below is a reconciliation of net income to Adjusted EBITDA:

	2015	2014	2013
Net Income	$307.9	$253.8	$75.8
Add: Interest expense	0.8	0.9	2.5
Add: Income tax provision	98.6	87.6	27.9
Add: Depreciation and amortization	84.5	86.0	88.8
Add: Noncontrolling interests	7.0	7.1	6.8
Add: Business restructuring and cost reduction actions	34.8	2.0	137.4

Adjusted EBITDA	$533.6	$437.4	$339.2

Adjusted EBITDA Margin	25.5%	21.1%	18.1%

Change from prior year	96.2	98.2
% change from prior year	22.0%	29.0%

Year ended September 30, 2015 vs. September 30, 2014

Adjusted EBITDA of $533.6 million increased $96.2 million, or 22.0%, primarily due to higher pricing net of raw material costs and mix of $70 million, higher volumes of $40 million and lower costs of $15 million partially offset by unfavorable currency impacts of $29 million.

Year ended September 30, 2014 vs. September 30, 2013

Adjusted EBITDA of $437.4 million increased $98.2 million, or 29.0%, primarily due to higher volumes of $89 million, favorable currency impacts of $5 million and lower operating costs of $30 million, offset by unfavorable pricing net of raw materials costs and mix of $26 million.

SEGMENT LEVEL FINANCIAL RESULTS

	Sales
(in millions)	Year Ended September 30 2015	Year Ended September 30 2014	Year Ended September 30 2013
Electronic Materials	$1,009.3	$942.5	$852.8
Performance Materials	1,077.7	1,123.2	1,017.4
Corporate	9.4	9.6	8.8

Total Company Sales	$2,096.4	$2,075.3	$1,879.0

Below is a reconciliation of segment operating income to adjusted EBITDA:

	Year Ended September 30 2015	Year Ended September 30 2014	Year Ended September 30 2013
Electronic Materials
Operating income (loss)	$265.8	$184.7	$106.3
Add: Depreciation and amortization	57.5	59.3	62.2
Add: Equity affiliates’ income (loss)	1.0	1.7	2.0

Adjusted EBITDA	$324.3	$245.7	$170.5
Adjusted EBITDA margin(A)	32.1%	26.1%	20.0%
Performance Materials
Operating income (loss)	$213.9	$197.4	$175.7
Add: Depreciation and amortization	26.4	26.1	26.1
Add: Equity affiliates’ income	1.2	0.8	0.8

Adjusted EBITDA	$241.5	$224.3	$202.6
Adjusted EBITDA margin(A)	22.4%	20.0%	19.9%

Corporate
Operating income (loss)	$(32.8)	$(33.2)	$(34.4)
Add: Depreciation and amortization	0.6	0.6	0.5
Add: Equity affiliates’ income	—	—	—

Adjusted EBITDA	$(32.2)	$(32.6)	$(33.9)

(A)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by sales

Below is a reconciliation of segment total operating income to combined operating income:

Operating Income	2015	2014	2013
Segment total	$446.9	$348.9	$247.6
Business restructuring and cost reduction actions	(34.8)	(2.0)	(137.4)

Combined Total	$412.1	$346.9	$110.2

Electronic Materials

	% Change from Prior Year
	2015	2014
Underlying business
Volume	5%	11%
Price	5%	(1)%
Currency	(3)%	— %

Total Electronic Materials Sales Change	7%	10%

Year ended September 30, 2015 vs. September 30, 2014

Sales of $1,009.3 million increased $66.8 million, or 7%, due to higher volumes of 5% and higher pricing of 5% which were partially offset by unfavorable currency of 3%.

Operating income of $265.8 million increased $81.1 million, or 43.9%, due to higher volumes of $35 million, favorable pricing net of raw materials and mix of $53 million and favorable operating costs of $2 million, offset by unfavorable currency of $9 million.

Adjusted EBITDA of $324.3 million increased $78.6 million, or 32.0% due to higher volumes of $35 million, favorable pricing net of raw materials and mix of $53 million offset by unfavorable currency of $9 million. Adjusted EBITDA margin of 32.1% increased 600 bp, primarily due to favorable pricing net of raw materials.

Year ended September 30, 2014 vs. September 30, 2013

Sales of $942.5 million increased $89.7 million, or 10%, as higher delivery systems equipment sales and materials volumes of 11% were partially offset by lower pricing of 1%.

Operating income of $184.7 million increased $78.4 million, or 73.8%, due to higher volumes of $49 million, lower operating costs of $23 million, favorable raw materials costs of $3 million and favorable currency of $3 million.

Adjusted EBITDA of $245.7 million increased $75.2 million, or 44.1%, from higher volumes of $49 million, lower operating costs of $20 million, favorable raw materials costs of $3 million and favorable currency impacts of $3 million. Adjusted EBITDA margin of 26.1% increased 610 bp, primarily due to improved volume loading and leverage from the higher volumes and improved cost performance.

Performance Materials

	% Change from Prior Year
	2015	2014
Underlying business
Volume	1%	11%
Price	(1)%	(1)%
Currency	(4)%	— %

Total Performance Materials Sales Change	(4)%	10%

Year ended September 30, 2015 vs. September 30, 2014

Sales of $1,077.7 million decreased $45.5 million, or 4%, due to unfavorable currency. The volume increase of 1% was offset by lower pricing of 1%.

Operating income of $213.9 million increased $16.5 million, or 8.4%, due to higher volumes of $5 million, favorable pricing net of raw materials and mix of $17 million, and lower costs of $15 million offset by $20 million of unfavorable currency impacts.

Adjusted EBITDA of $241.5 million increased $17.2 million, or 7.7%, due to higher volumes of $5 million, favorable pricing net of raw materials and mix of $17 million and lower costs of $15 million offset by $20 million of unfavorable currency impacts. Adjusted EBITDA margin of 22.4% increased 240 bp primarily due to improved pricing and lower costs.

Year ended September 30, 2014 vs. September 30, 2013

Sales of $1,123.2 million increased $105.8 million, or 10%, as higher volumes of 11% were partially offset by lower pricing of 1%. The higher volumes were across all product lines and major regions. The lower pricing was primarily due to unfavorable mix impacts.

Operating income of $197.4 million increased $21.7 million, or 12.4%, due to higher volumes of $40 million, lower operating costs of $9 million and favorable currency impacts of $2 million offset by unfavorable pricing net of raw materials and mix impacts of $29 million.

Adjusted EBITDA of $224.3 million increased $21.7 million, or 10.7%, from higher volumes of $40 million, lower operating costs of $9 million and favorable currency impacts of $2 million, partially offset by unfavorable pricing net of raw materials and mix impacts of $29 million. Adjusted EBITDA margin of 20.0% increased 10 bp, primarily due to improved volume loading and leverage from higher volumes mostly offset by unfavorable pricing net of raw material costs.

Corporate

Year ended September 30, 2015 vs. September 30, 2014

Operating loss of $32.8 million improved by $0.4 million, however, no individual items were significant in comparison to the prior year.

Adjusted EBITDA loss of $32.2 million improved by $0.4 million, however, no individual items were significant in comparison to the prior year.

Year ended September 30, 2014 vs. September 30, 2013

Operating loss of $33.2 million improved by $1.2 million, however, no individual items were significant in comparison to the prior year.

Adjusted EBITDA loss of $32.6 million in 2014 improved by $1.3 million, however, no individual items were significant in comparison to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Historically, Air Products has provided financing, cash management and other treasury services to Versum. A significant portion of our cash balances are consolidated with Air Products and we have received funding from Air Products for our operating and investing cash needs. We expect Air Products will continue to consolidate most of our cash balances until the distribution date. Subsequent to the separation, Versum will no longer participate in cash management and funding arrangements with Air Products. Historically, Versum has utilized these arrangements to fund significant expenditures, such as manufacturing capacity expansions and acquisitions. Versum’s ability to fund its operations and capital needs will depend on its ongoing ability to generate cash from operations and access to capital markets. Versum believes that its future cash from operations and access to capital markets will provide adequate resources to meet working capital needs, potential dividends, capital expenditures and strategic investments.

We expect that, at the time of the distribution, we will have third-party indebtedness, which we expect to incur through a bond or note offering, term loans, credit facilities or a combination of these and other financing arrangements. Information regarding Versum’s indebtedness following the distribution will be provided in subsequent amendments to this information statement.

Versum’s ability to make payments on and to refinance its indebtedness, including any third party debt incurred in connection with the distribution, as well as any debt that Versum may incur after the distribution, will depend on its ability to generate cash from operations, financial or asset sales, and the tax consequences of Versum’s repatriating foreign cash.

As of September 30, 2015, our cash and cash items of $23.9 million were held outside of the U.S. If the foreign cash and cash items are needed for operations in the U.S. or we otherwise elect to repatriate the funds, we may be required to accrue and pay U.S. taxes on a significant portion of these amounts.

Our cash flows from operating, investing, and financing activities as reflected in the combined statements of cash flows, are summarized in the following table:

(in millions)	2015	2014	2013
Cash provided by (used for)
Operating activities	$414.2	$331.4	$213.8
Investing activities	(97.3)	(52.6)	(42.4)
Financing activities	(343.5)	(332.2)	(137.1)

Operating Activities

For the year ended September 30, 2015, cash provided by operating activities was $414.2 million. Net income attributable to Versum of $307.9 million is adjusted for reconciling items that include depreciation and amortization, deferred income taxes, undistributed earnings of unconsolidated affiliates, gain on sale of assets, share-based compensation expense and write-down of long-lived assets associated with restructuring. Working capital was a source of cash of $2.4 million. The reduction in other current assets of $20.1 million primarily relates to decreases in contracts in progress. The reduction in trade receivables of $12.0 million and the increase in payables and accrued liabilities of $9.6 million were due to year over year timing differences related to collections and payments. These sources of cash were partially offset by an increase in inventory of $39.3 million which primarily relates to increased inventory levels in Performance Materials.

For the year ended September 30, 2014, cash provided by operating activities was $331.4 million. Net income attributable to Versum was $253.8 million. The working capital accounts were a use of cash of $14.7 million. The increase in other current assets of $14.9 million primarily relates to increases in contracts in progress. The increase in trade receivables of $25.9 million was partially offset by the increase in payables and accrued liabilities of $21.7 million which were due to year over year timing differences related to collections and payments.

For the year ended September 30, 2013, cash provided by operating activities was $213.8 million. Net income attributable to Versum of $75.8 million reflected the write-down of long-lived assets associated with business restructuring of $67.1 million. The working capital accounts were a use of cash of $66.3 million. The reduction of payables and accrued liabilities of $132.6 million primarily relates to the settlement of a long-term take-or-pay silane contract that was accrued as part of our 2012 business restructuring actions. The reduction of inventories of $71.0 million primarily relates to our exit of the silane business and shift in demand.

Investing Activities

For the year ended September 30, 2015, cash used for investing activities was $97.3 million, primarily capital expenditures for plant and equipment in our Performance Materials segment. For the year ended September 30, 2014, cash used for investing activities was $52.6 million, primarily capital expenditures for plant and equipment. For the year ended September 30, 2013, cash used for investing activities was $42.4 million, primarily capital expenditures for plant and equipment.

Capital expenditures in 2015 totaled $100.0 million, compared to $59.3 million in 2014 and $48.9 million in 2013. The increase in capital expenditures of $40.7 million from 2014 to 2015 was primarily due to spending for new production capacity for the Performance Materials segment. The increase in capital expenditures from 2013 to 2014 of $10.4 million was primarily due to spending for new production capacity.

Financing Activities

For the year ended 2015, cash used by financing activities was $343.5 million primarily due to net transfers to Air Products. For the year ended 2014, cash used by financing activities was $332.2 million primarily due to net transfers to Air Products. For the year ended 2013, cash used by financing activities was $137.1 million primarily due to net transfers to Air Products and a $46.8 million decrease in short-term borrowings in China.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations at September 30, 2015. Amounts in the table do not reflect the debt we expect to incur in connection with the separation and distribution described under “Financing Arrangements,” or the allocation of certain net liabilities between Air Products and us described under “Unaudited Pro Forma Combined Financial Statements”.

Payments Due by Period
	Total	2016	2017	2018	2019	2020	Thereafter
Operating leases	$41.4	$8.2	$7.1	$6.4	$5.4	$5.0	$9.3
Unconditional purchase obligations	50.0	50.0	—	—	—	—	—
Long Term Debt	5.2	4.7	0.5	—	—	—	—

Total Contractual Obligations	$96.6	$62.9	$7.6	$6.4	$5.4	$5.0	$9.3

Leases

For more information on operating leases, see Note 10, “Leases,” to the Annual Combined Financial Statements.

Unconditional Purchase Obligations

The unconditional purchase obligations include plant and equipment.

Income Tax Liabilities

Noncurrent deferred income tax liabilities as of September 30, 2015 were $69.1 million. Liabilities related to unrecognized tax benefits, including interest and penalties, as of September 30, 2015 were $13.1 million. These tax liabilities were excluded from the Contractual Obligations table, as it is impractical to determine a cash impact by year given that payments will vary according to changes in tax laws, tax rates, and our operating results. In addition, there are uncertainties in timing of the effective settlement of our uncertain tax positions with respective taxing authorities. For more information, see Note 14, “Income Taxes,” to the Annual Combined Financial Statements.

Long Term Debt

The long term debt is debt which is directly attributable to Versum legal entities.

Debt

We expect that, at the time of the distribution, we will have third-party indebtedness, which we expect to incur through a bond or note offering, term loans, credit facilities or a combination of these and other financing arrangements. Information regarding Versum’s indebtedness following the distribution will be provided in subsequent amendments to this information statement. For more information, see “Financing Arrangements.”

ENVIRONMENTAL MATTERS

We are subject to various environmental laws and regulations in the countries in which we have operations. Compliance with these laws and regulations results in higher capital expenditures and costs. In the normal course of business, we are involved in legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA: the federal Superfund law); Resource Conservation and Recovery Act (RCRA); and similar state and foreign environmental laws relating to the designation of certain sites for investigation or remediation. Our accounting policy for environmental expenditures is discussed in Note 2, “Major Accounting Policies,” to the Annual Combined Financial Statements, and environmental loss contingencies are discussed in Note 12, “Commitments and Contingencies,” to the Annual Combined Financial Statements.

The amounts charged to expense related to environmental matters totaled $16.4 million, $14.5 million, and $17.6 million in 2015, 2014, and 2013, respectively. These amounts represent an estimate of expenses for compliance with environmental laws and activities undertaken to meet internal company standards.

Although precise amounts are difficult to determine, we estimate that we spent $1.1 million, $0.4 million and $0.5 million in 2015, 2014 and 2013, respectively, on capital projects to control pollution.

We accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The potential exposure for such costs is estimated to range from $74 million to a reasonably possible upper exposure of $87 million as of September 30, 2015. The combined balance sheets at September 30, 2015 and 2014 included an accrual of $74.9 million and $79.4 million, respectively. The accrual for the environmental obligations relating to the Pace, Florida; Piedmont, South Carolina; and Paulsboro, New Jersey locations is included in these amounts. For more information on these facilities, see Note 12, “Commitments and Contingencies,” to the Annual Combined Financial Statements.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, we do not expect that any sum we may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse impact on our financial condition, results of operations and cash flows in any one year.

LONG-TERM EMPLOYEE BENEFITS

Air Products offers various long-term benefit plans that are shared amongst its businesses, including Versum. In these cases, the participation of employees in these plans is reflected in these financial statements as though Versum participates in a multiemployer plan with Air Products.

Defined benefit pension costs of $21 million, $19 million and $24 million were included in the Annual Combined Financial Statements for the years ended September 30, 2015, 2014 and 2013, respectively, based on percent of salary for U.S. employees and active employee headcount in other jurisdictions. No contributions were made on behalf of Versum in these periods.

Air Products contributed $7.6 million, $7.2 million and $5.7 million to the U.S. plan on behalf of Versum employees for the years ended September 30, 2015, 2014 and 2013, respectively. The allocations were based on specific identification of contributions to participants in the plan. Contributions to non-U.S. plans were not material.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2015, we did not have any off-balance sheet arrangements.

INFLATION

We operate in many countries that experience volatility in inflation and foreign exchange rates. The ability to pass on inflationary cost increases is an uncertainty due to general economic conditions and competitive situations. It is estimated that the cost of replacing our plant and equipment today is greater than its historical cost. Accordingly, depreciation expense would be greater if the expense were stated on a current cost basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Note 2, “Major Accounting Policies,” to the Annual Combined Financial Statements describes our major accounting policies. Judgments and estimates of uncertainties are required in applying our accounting policies in many areas. However, application of the critical accounting policies discussed below requires management’s significant judgments, often as the result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. Our management has reviewed these critical accounting policies and estimates and related disclosures with our audit committee.

Principles of Combination

The Annual Combined Financial Statements are derived from Air Products’ consolidated financial statements and accounting records where it was primarily the Materials Technologies reporting segment. The combined financial statements were prepared in accordance with GAAP and include the accounts of Versum. All significant intercompany transactions and balances have been eliminated. Transactions between Versum and Air Products are reflected in the combined balance sheets as “Air Products’ net investment” and in the combined statements of cash flows as a financing activity in “Net transfers to Air Products.”

Air Products provides us with centrally managed services and corporate functions. Accordingly, certain shared costs including but not limited to administrative expenses for information technology, general services, human resources, legal, accounting and other services, have been allocated to us and are reflected as expenses in the combined financial statements. Expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed costs, revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable and consistently applied for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future.

The combined balance sheets of Versum include Air Products’ assets and liabilities that are specifically identifiable or otherwise will be transferred to us, including subsidiaries and affiliates in which Air Products has a controlling financial interest.

Impairment of Assets

Plant and Equipment

Plant and equipment held for use is grouped for impairment testing at the lowest level for which there is identifiable cash flows. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such circumstances would include a significant decrease in the market value of a long-lived asset grouping, a significant adverse change in the manner in which the asset grouping is being used or in its physical condition, a history of operating or cash flow losses associated with the use of the asset grouping, or changes in the expected useful life of the long-lived assets.

If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by that asset group is compared to the carrying value to determine whether impairment exists. If an asset group is determined to be impaired, the loss is measured based on the difference between the asset group’s fair value and its carrying value. An estimate of the asset group’s fair value is based on the discounted value of its estimated cash flows. Assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

The assumptions underlying cash flow projections represent management’s best estimates at the time of the impairment review. Factors that management must estimate include industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions that differ from estimates could result in an impairment charge. We use reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges.

Intangible Assets

Intangible assets with determinable lives at September 30, 2015 totaled $109.9 million and consisted primarily of customer relationships, patents and technology. These intangible assets are tested for impairment as part of the long-lived asset grouping impairment tests. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See the impairment discussion above under Plant and Equipment for a description of how impairment losses are determined.

Goodwill

The acquisition method of accounting for business combinations currently requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired, including identified intangibles. Goodwill was $294.2 million as of September 30, 2015. Disclosures related to goodwill are included in Note 8, “Goodwill,” to the Annual Combined Financial Statements.

We perform an impairment test annually in the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The tests are done at the reporting unit level which is defined as one level below the operating segment. The first step of the quantitative test requires that we compare the fair value of business reporting units to carrying value, including assigned goodwill. To determine the fair value of a reporting unit, we primarily use an income approach valuation model, representing the present value of future cash flows. Our valuation model uses a five-year growth period for the business and an estimated exit trading multiple. The principal assumptions utilized in our income approach valuation model include revenue growth rate, operating profit margins, discount rate, and exit multiple. Revenue growth rate and operating profit assumptions are consistent with those utilized in our operating plan and long-term financial planning process. The discount rate assumption is calculated based upon an estimated weighted-average cost of capital, which includes factors such as the risk-free rate of return, cost of debt, and expected equity premiums. The exit multiple is determined from comparable industry transactions. Management judgment is required in the determination of each assumption utilized in the valuation model, and actual results could differ from the estimates. If the first step of the quantitative test indicates potential impairment, the implied fair value of a reporting unit’s goodwill is compared to its carrying amount. If the carrying amount of the goodwill is greater than its implied fair value, an impairment loss is recorded.

We have two business segments and six reporting units. Reporting units are primarily based on product lines within each business segment. We allocated the goodwill of the Electronic Materials and Performance Materials segments to our six reporting units based on the relative fair values of the reporting units within their respective segment as of September 30, 2012. We conducted impairment tests beginning October 1, 2012 and for fiscal years 2013 through 2015 and determined that there was no goodwill impairment in any of the periods tested. As of the fourth quarter of 2015, the fair value of each reporting unit substantially exceeded its carrying value.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities measured using the enacted tax rate. At September 30, 2015, accrued income taxes and net deferred tax liabilities amounted to $3.2 million and $55.3 million, respectively. Tax liabilities related to uncertain tax positions as of September 30, 2015 were $12.5 million, excluding interest and penalties. Income tax expense for the year ended September 30, 2015 was $98.6 million. Disclosures related to income taxes are included in Note 14, “Income Taxes,” to the Annual Combined Financial Statements.

For purposes of the Annual Combined Financial Statements, our income tax expense and deferred tax balances have been estimated as if we filed income tax returns on a stand-alone basis separate from Air Products. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those in historical periods.

Management judgment is required concerning the ultimate outcome of tax contingencies and the realization of deferred tax assets.

Actual income taxes paid may vary from estimates, depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. We believe that our recorded tax liabilities adequately provide for these assessments.

Deferred tax assets are recorded for operating losses and tax credit carryforwards. However, when we do not expect sufficient sources of future taxable income to realize the benefit of the operating losses or tax credit carryforwards, these deferred tax assets are reduced by a valuation allowance. A valuation allowance is recognized if, based on the weight of available evidence, it is considered more likely than not that some portion or all of the deferred tax asset will not be realized. The factors used to assess the likelihood of realization include forecasted future taxable income and available tax planning strategies that could be implemented to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits. The effect of a change in the valuation allowance is reported in the income tax expense.

A 1% point increase/decrease in our effective tax rate would decrease/increase net income by approximately $4 million.

Loss Contingencies

In the normal course of business we encounter contingencies, i.e., situations involving varying degrees of uncertainty as to the outcome and effect on us. We accrue a liability for loss contingencies when it is considered probable that a liability has been incurred and the amount of loss can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

Contingencies include those associated with litigation and environmental matters, for which our accounting policy is discussed in Note 2, “Major Accounting Policies,” to the Annual Combined Financial Statements, and particulars are provided in Note 12, “Commitments and Contingencies,” to the Annual Combined Financial Statements. Significant judgment is required in both determining probability and whether the amount of loss associated with a contingency can be reasonably estimated. These determinations are made based on the best available information at the time. As additional information becomes available, we reassess probability and estimates of loss contingencies. Revisions in the estimates associated with loss contingencies could have a significant impact on our results of operations in the period in which an accrual for loss contingencies is recorded or adjusted. For example, due to the inherent uncertainties related to environmental exposures, a significant increase to environmental liabilities could occur if a new site is designated, the scope of remediation is increased, or our proportionate share is increased. Similarly, a future charge for regulatory fines or damage awards associated with litigation could have a significant impact on our net income in the period in which it is recorded.

NEW ACCOUNTING GUIDANCE

See Note 3, “New Accounting Guidance,” to the Annual Combined Financial Statements for information concerning the implementation and impact of new accounting guidance.

FORWARD-LOOKING STATEMENTS

This information statement and other materials Air Products and Versum have filed or will file with the SEC contain, or will contain, certain statements regarding business strategies, market potential, future financial performance, future action, results and other matters which are “forward-looking” statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. Additionally, forward-looking statements include, but are not limited to: statements about business strategies and outlook for Versum, expectations as to Versum’s future sales, estimates regarding Versum’s capital requirements and needs for additional financing, estimates of Versum’s expenses, future revenues and profitability, and estimates of the size of the market for Versum’s products, and estimates of the success of other competing technologies that may become available.

In particular, information included in “Information Statement Summary,” “Risk Factors,” “The Separation and Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. These forward-looking statements are based on management’s reasonable expectations and assumptions as of the date of this release. Actual performance and financial results may differ materially from projections and estimates expressed in the forward-looking statements because of many factors not anticipated by management, including, without limitation, weakening of global or regional economic conditions; future financial and operating performance of major customers; unanticipated contract terminations or customer cancellations of sales; the impact of competitive products and pricing; unexpected changes in raw material supply and markets; Versum’s failure to successfully develop and market new products and optimally manage product life cycles; Versum’s inability to protect and enforce its intellectual property rights; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, weather events and natural disaster; increased competition; changes in relationships with our significant customers and suppliers; unanticipated business disruptions; Versum’s ability to predict, identify and interpret changes in consumer preferences and demand; uncertainty regarding the availability of financing to us in the future and the terms of such financing; disruptions in Versum’s information technology networks and systems; unexpected safety or manufacturing issues; costs and outcomes of litigation or regulatory investigations; the impact of management and organizational changes, the success of cost reduction efforts; the timing, impact, and other uncertainties of future acquisitions or divestitures; significant fluctuations in interest rates and foreign currencies from that currently anticipated; the impact of changes in environmental, tax or other legislation and regulations in jurisdictions in which Versum and its affiliates operate; and other risk factors described in “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Air Products and Versum disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this document to reflect any change in assumptions, beliefs or expectations or any change in events, conditions, or circumstances upon which any such forward-looking statements are based, except as required by applicable law.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our earnings, cash flows, and financial position are exposed to market risks relating to foreign currency exchange rates. It is our policy to minimize our cash flow exposure to adverse changes in currency exchange rates and to manage the financial risks inherent in funding with debt capital.

Foreign Currency Exchange Rate Risk

Approximately 50% of Versum’s sales are derived from outside of the United States and denominated in foreign currencies. Financial results therefore will be affected by changes in foreign currency rates. If all foreign currencies were to see a 10% reduction versus the U.S. dollar the operating income would be negatively impacted by approximately $18 million.

BUSINESS

Versum is a global business that provides innovative solutions for specific customer applications within niche markets based upon our expertise in specialty materials. The business employs applications technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. Versum consists of two primary business segments, Electronic Materials and Performance Materials, under which we will manage our operations and assess performance, and a Corporate segment. Our Electronic Materials segment is a leading global producer of critical materials, including high purity process materials, cleaners and etchants, slurries, organosilanes and organometallics, and equipment which we provide to the semiconductor and display industries. Our Performance Materials segment is a leading global producer of additives products such as epoxy curing agents, accelerators and catalysts, polyurethane catalysts, wetting agents, defoamers and dispersants agents used across a wide variety of industries. Fundamental to both businesses are strong customer relationships and collaborative development, technology leadership, unique product positioning and a strong global infrastructure with in-region flexible manufacturing capabilities. The Corporate segment includes certain administrative costs associated with operating a public company, non-core operating activities such as remediation of historical environmental sites, foreign exchange gains and losses, certain services to third parties adjacent to our operating sites, and other income and expense that cannot be directly associated with the business segments.

Throughout its history, the business has been known for innovative product development, safe and reliable product delivery and well recognized brands, supported by an in-depth knowledge of the chemistries and technologies which underlie our customer’s applications. Our first investment in the Electronic Materials segment for specialty gas supply to the semiconductor industry was in the early 1980s. Over the years, this business has grown both organically and through additional acquisitions. We entered the Performance Materials business in the 1960s via acquisition and have steadily grown this business over the years by adding complementary chemistries and product families.

On September 16, 2015, the Air Products Board of Directors announced its intention to separate Air Products’ Materials Technologies business into a newly formed company and to distribute the common stock of that company, Versum, to stockholders of Air Products on a pro-rata basis. The distribution is intended to be generally tax-free for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

As an independent company, we believe Versum is well positioned to benefit from secular growth trends and leading positions in niche markets supported by its global manufacturing and research infrastructure, product innovation capabilities, a strong new product pipeline and low capital intensity. Our competitive strengths have enabled us to achieve high Adjusted EBITDA margins and strong cash flow. For the fiscal year ending September 30, 2015, our net sales were $2,096 million; operating income was $412 million, or 19.7% of sales; Adjusted EBITDA was $534 million, or 25.5% of sales; and net income was $308 million. For an explanation of Adjusted EBITDA and reconciliation to GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures—Adjusted EBITDA and EBITDA Margin.”

Our revenues by segment and destination are as follows:

FY2015 Revenue by Segment	FY2015 Revenue by Region

Total Revenue $2.1 billion

Our Competitive Strengths

Tailored Products for Niche Markets

Versum has established leadership positions in niche markets with performance critical products tailored to meet specific market and customer needs. Our products deliver differentiated performance to our customers’ products, enhancing their productivity, quality, and environmental characteristics; yet they constitute a small portion of end-product cost and provide specific solutions for our customers’ needs in focused end markets. For example, in our Electronic Materials segment, our technologies for deposition, planarization and cleaning enable semiconductor fabs to increase productivity and create faster, smaller and more efficient chips for both logic and memory applications. Our Performance Materials segment provides polyurethane catalysts to enhance the production of and reduce the environmental impact of both rigid and flexible polyurethane foam and specialty surfactants that provide defoaming, dispersing and wetting properties to improve the functionality of coatings and inks.

Collaborative product development, a high level of technical innovation, products vetted through customers’ rigorous qualification processes and brand recognition have enabled the business to establish strong positions in key product families. Management estimates that Versum holds #1 positions in the following product areas:

Electronic Materials	Performance Materials
Advanced Deposition Precursors	Epoxy Amine Curing Agents
Process Gases	Amine Catalysts
Delivery Systems	Low-Non-emissive Amine Catalysts
Specialty Wetting Agents

Longstanding Relationships with Diverse Customer Base

As a trusted supplier to our customers, Versum works closely with many of its customers to create specialty solutions. Versum has maintained long-term relationships with a diversified base of blue chip customers, often spanning decades, by providing innovative solutions to our customers’ problems in a wide-array of end-uses. Due to the specialized nature of our products, manufacturing complexity, qualification requirements in customers’ manufacturing process, high customer re-formulation and qualification change costs, and extensive proprietary chemistry, we believe our supply position with our customers is strong.

For example, in the Electronic Materials Segment we have developed close business relationships with most of the top 10 Integrated Circuit (“IC”) industry leaders. Our customers include leading Integrated Device

Manufacturers (or “IDMs”), Foundries, and Original Equipment Manufacturers (or “OEMs”). Because of our expertise, we also provide equipment service and technical expertise at customer sites.

In the Performance Materials segment we serve over 800 customers around the globe in a wide range of industries. These customers include leaders in the coatings, construction products, consumer foam, composite and inks and adhesives markets. Our relationships are long standing and our additive products provide critical characteristics in the performance of these customers’ end products.

Technology and Innovation Leadership

We believe our extensive expertise in the field of high-value specialty performance materials and chemicals is and will be a key competitive strength. Versum manufactures complex chemicals ranging from polyurethane catalysts to chemical mechanical planarization (“CMP”) slurries leveraging broad proprietary knowledge of complex chemistry, manufacturing and formulation to provide innovative solutions for our customers. For example, in our Electronic Materials segment we developed a new class of organosilane precursers, which enables self-aligned double patterning, a process that has allowed semiconductor device miniaturization to occur far beyond previously expected capabilities. In our Performance Materials segment, we created non-emissive catalysts to enable our customers to meet the rigorous environmental regulation for polyurethane foam application. Versum currently maintains approximately 2,600 pending and issued patents globally and has a highly qualified workforce comprising 330 research scientists, lab technicians and engineers that allows us to sustain our competitive advantage.

Secular Growth Trends supported by New Product Development and Pipeline

The business supplies a wide range of end markets providing diversified growth into the future. We believe growth will be further enhanced by the following secular trends:

•	Global focus on energy efficiency and eco-differentiated applications.

Within the markets in which Versum competes, we expect that substantial growth opportunities exist from growing consumer demand for products whose environmental qualities are enhanced by our materials and increasingly strict environmental regulations. We have a focused strategy of developing products that lead to more sustainable customer processes and end products for the consumer through reduced emissions, improved energy efficiency or formulations with lower environmental impact.

•	Increased importance of materials in driving future operating improvement in semiconductor design.

Management believes device complexity in semiconductor fabrication will inherently increase as physical limits complicate further device scaling, driving the development of new architectures and technologies to increase device density and performance. Customers are increasingly articulating the need for technology collaboration to develop mutually beneficial solutions and new materials to meet the increased demand for more capable and energy efficient chips. For example, IC manufacturers are expected to further move to three-dimensional device structures and new semiconductor films made from different materials. We continue to develop new organosilanes and organometallic products, via our Advanced Deposition platform, along with CMP slurries and clean solutions to support the development of these new films. We believe Versum is well-positioned to capitalize on these innovation based opportunities, given our proprietary technologies and strong relationships with leading innovators in both logic and memory markets.

•	Continued expansion of emerging market economies.

Continuing growth in emerging markets drives expansion in both the industrial and consumer sectors of these economies, resulting in increased construction, purchases of capital goods such as automobiles and appliances, and electronics demand. All of these end markets utilize our products, and many of our customer’s products are used in infrastructure development. Our historical relationships and global supply chain network enable us to capitalize on these emerging market opportunities.

In addition, our customers regularly seek to introduce new generations of products and require technological improvement to satisfy their end markets. Our ability to develop new products to meet these needs positions us for further differentiation and growth. Historically 25-40% of annual revenues in our Advanced Materials business are based on products introduced within the last five years. Within the Performance Materials segment, products introduced in the last five years contributed 15-20% of annual revenues.

Strategically Located Global Manufacturing Footprint and Infrastructure

Versum has a global, well established infrastructure with 24 strategically located manufacturing and 12 research and development facilities in the Americas, Asia and Europe. We believe Versum’s global network of production facilities is geographically positioned to serve the high growth markets. For example, the 13 manufacturing facilities in our Electronic Materials segment include locations on the west coast of the United States and in Asia, mainly South Korea and Taiwan. These assets are located in close proximity to Versum’s customers, allowing for fast and on-time deliveries as well as reliable technical support. The Performance Materials segment operates geographically dispersed assets to manage its global customer base. The segment has 5 production facilities in North America, 3 in Europe, and 3 in Asia, including new production capacity expected in early 2017 for polyurethane and epoxy additives which will expand our global supply capacity at lower operating costs. We maintain strong technical sales capabilities throughout the world supported by 6 research facilities in the Americas, 3 in Europe, and 3 in Asia. This critical mass in the markets we serve, combined with our global supply chain efficiency, enables us to provide low cost solutions in a timely manner to support our customers’ needs.

Strong Financial Performance and Cash Flow Generation

Versum has a strong financial profile with operating margin of 19.7% and Adjusted EBITDA margin of 25.5% for the fiscal year ended September 30, 2015. Management has improved its Adjusted EBITDA margin by 740 basis points since 2013. These strong margins help enable the business to generate significant free cash flow. For an explanation of Adjusted EBITDA and EBITDA Margin and reconciliation to GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures—Adjusted EBITDA and EBITDA Margin.”

Adjusted EBITDA and EBITDA Margin

Net income attributable to Versum for the period was $308 million in 2015, $254 million in 2014, and $76 million in 2013.

Capital expenditures for the business have averaged approximately $69 million over the last three years. Maintenance capital is approximately 1.5% of sales. In fiscal 2015 and 2016, capital spending is higher than average due to spending on new production capacity in the Performance Materials segment. For fiscal 2017, we expect capital spending to be lower due to the completion of these facilities, and expect future cash flow benefits as these plants become fully loaded.

The combination of strong operating margins and low capital intensity results in substantial cash flow generation.

Experienced Management Team

We have a strong management team which combines individuals with long standing industry experience and leadership in both the materials industry and the semiconductor industry with key outside hires who bring a diverse perspective to the business from various other companies. Of our top 20 most senior leaders, 15 have spent the majority of their careers with these businesses within Air Products while 5 have joined our team within the last 5 years. Guillermo Novo, our Chief Executive Officer, has 30 years of materials industry operating and executive experience at Rohm & Haas Company and Dow Chemical Company. He is supported by a leadership team that has extensive industry and international experience, a proven operating and safety track record and a diverse set of functional skills to support the growth of the business. The commercial and technology leaders on average have 25 years of experience in these materials businesses with a history of collaborating with customers to provide innovative solutions.

Business Strategies

Drive Operational Excellence and Asset Efficiency

Driving operational excellence, including a commitment to safety, environmental stewardship and supply chain reliability, are critical to the success of our business. We maintain rigorous environmental, health and safety processes and believe excellence in safety performance translates to excellence in operational and financial performance as well.

Over the last three years, Versum has significantly improved operational performance. We have refocused our businesses, invested in research and development capabilities, exited unprofitable product lines, increased productivity and improved our cost structure.

We intend to continue to implement various initiatives to improve the efficiency, effectiveness and reliability of our operations. These include:

•	relocating capacity closer to our customers,

•	investing in state-of-the art manufacturing facilities in both our Electronic Materials and Performance Materials segments,

•	repositioning our warehouse and distribution network, and

•	implementing information technology solutions adapted to the needs of a specialty materials company.

Maintain Strong Customer Focus

A key element of our success has been our ability to establish long standing working relationships with many of our customers. Our understanding of our customer’s needs and ability to develop innovative product solutions in a timely manner, together with supply reliability, high quality products and analytical capabilities, have been critical in developing these long-term relationships. We will continue to leverage our technical sales teams and research and development capabilities to facilitate this ongoing collaboration with customers and foster new product development and product scale up. This includes locating our technology centers and commercial resources in geographic proximity to our key markets and customers to facilitate collaborative product development.

Leverage our Leadership to Drive Growth

We have invested on average 3.3% of sales in research and development over the last three years and expect to continue a similar level of spending to deliver innovative solutions for our customers. We expect our leadership position to drive growth in the markets we compete in. Our focus on maintaining an in-depth knowledge of the key chemistries underlying our product portfolio and a detailed understanding of our customers’ applications, together with continuing to invest in innovation-driven product development, will enable us to capitalize on emerging secular growth trends.

In addition, we operate in attractive businesses with few global scale players that drive technological trends and product innovation. Supply to many of the markets where we compete is fragmented, and there are significant opportunities for us to invest capital in strategic acquisitions to strengthen our businesses and market positions and expand our technology, such as broadening our epoxy chemistries and functionality, extending our silicone chemistry platform and expanding our geographic presence.

Focus on Cash-Flow Generation

Versum has a successful track record of delivering strong financial results. Given the low capital intensity of our business, this results in significant free cash flow generation. We believe strong future cash flow will enable us to fund organic and inorganic growth opportunities or reduce leverage. We intend to continue to drive cash flow improvement by optimizing our cost structure through productivity actions and cost savings initiatives. Areas of focus include lowering operating costs by refocusing our distribution footprint and transit costs, simplifying our administrative cost structure, and lowering procurement costs. In addition, due to high customer safety stock requirements and our global supply chain, our inventory requirements are high. We see opportunities for working capital reduction through optimization of both raw material and finished goods inventory.

New capacity in both the Electronic Materials and Performance Materials segments is expected to come on-stream in fiscal 2016 and 2017 to improve future cash flows by providing additional product as well as lowering our cost to produce. Although maintenance capital requirements for the business are fairly low, we expect to manage these expenditures prudently to ensure our assets are operated in accordance with our safety, process and environmental goals.

Business Segments

Electronic Materials Segment

Electronic Materials is an integrated provider of specialty materials for the high-growth electronics industry, focusing on the IC and flat-panel display markets. Its products comprise specialty chemicals and materials, high-purity specialty gases, services and proprietary delivery systems. The semiconductor industry accounts for 85% of segment sales. Electronic Materials operates in three strategic business units (“SBUs”): Advanced Materials, Process Materials and Delivery Systems & Services. The segment benefits from synergies across the businesses, including serving the same customer base, developing joint market strategies and sharing common supply chain processes and infrastructure.

Through its global network, Electronic Materials positions its research, manufacturing and technical support close to its customer facilities, enabling supply chain optimization and rapid response times to product and service needs. We are a qualified supplier for our customers, and our products perform critical tasks in their manufacturing process, but represent a very small cost of their end product. Over the last 20 plus years,

Electronic Materials has developed strong customer intimacy with the majority of the industry-leading IDMs, Foundries and OEMs through joint product development and providing on-site service and technical personnel at our customers’ facilities.

Electronic Materials sales were $1,009 million, $943 million, and $853 million for fiscal years 2015, 2014 and 2013 respectively. Its products are sold on a global basis, with sales by SBU and destination geography as follows:

FY2015 Revenue by SBU	FY2015 Revenue by Region

The Electronic Materials segment has approximately 2,000 employees, operates 13 production and 5 research and development facilities in three countries and serves more than 250 customers.

Business Units

Advanced Materials. Advanced Materials supplies products and services to three key platforms that are employed for fabricating integrated circuits: advanced deposition materials (“ADM”), planarization (“PLA”), and surface prep and clean (“SP&C”). Our ADM products include high purity specialty gases and chemicals, such as organosilane and organometallic precursors that are used to deposit thin films which comprise an integrated circuit. For PLA, we provide CMP slurries and post CMP cleans that are used to prepare deposited thin films for the next stage of fabrication. Our SP&C formulated products are designed to selectively etch, and remove debris and contamination during many stages of the wafer fabrication process.

Today, 80% of the Advanced Materials portfolio is based on proprietary or patent-protected positions, with 40% of sales based on products introduced within the last five years. Product innovation is a key differentiator for Advanced Materials. For example, an organosilane precursor, which we developed in collaboration with a leading OEM, is an enabling product for self-aligned double patterning, a process that has allowed device shrinkages to occur far beyond the expected capabilities of 193-nm lithography. The move to more advanced transistors has created needs for new innovation in polishing dielectric materials. Our shallow trench isolation CMP slurries are exceeding the requirements for dishing control, selectivity, removal rate, and most importantly reduction in defects.

Advanced Materials has five technology centers strategically located near our customers, with four in the United States and one in Asia. Our focused research and development efforts offer customers the opportunity to collaborate on the joint development of new materials, align new materials requirements with their product technology cycles and enhance the quality and scale of their specialty material needs.

Process Materials. Process Materials supplies high-purity gases and chemicals utilized in the processes of cleaning, etching, doping, and film deposition for the semiconductor, displays and light emitting diode (“LED”) markets. Our cleaning and etchant gases, like nitrogen trifluoride (NF3) and hexafluoroethane (C2F6), are used in the semiconductor process for chamber cleaning and etching applications in the production of computer chips. Our process gases for deposition and metallization, such as tungsten hexafluoride (WF6) are used in the process of depositing film layers to enable the continued advancement of the semiconductor industry. Our dopants such as arsine (AsH3) are used for ion implantation for semiconductors and our hydride gases such as ammonia (NH3) support applications in display and LED’s. Our Process Materials’ products are used in a wide variety of displays, including TVs, mobile and touch displays, automotive applications and other LED displays, and logic and memory technology. We supply these products to our customers throughout the U.S., Europe and Asia.

Process Materials leverages its geographically situated asset capabilities and strong safety performance, along with our complementary delivery systems offerings, to maintain its position as a reliable and sustainable supplier of high purity specialty gases and chemicals.

Delivery Systems & Services. Delivery Systems & Services designs, manufactures, installs, operates, and maintains state-of-the-art chemical and gas delivery and distribution systems enabling the safe and cost efficient use of specialty gases and chemicals delivered directly to our customers’ manufacturing tools. Product development in this business is enhanced through close collaboration with our Advanced Materials and Process Materials businesses.

In addition to the safe distribution of specialty gases and chemicals by our employees and equipment located at customer facilities, we maintain the purity of the materials from the source container through the point of use as well as enable monitoring and control systems that facilitate real-time metrics management of critical customer process conditions. The business provides turnkey installation services during facility construction and startup as well as onsite operating services. We supply trained and dedicated technical experts to manage all aspects of the customer’s gas and chemical distribution and handling needs. The scope of services offered includes inventory management, material handling, gas and chemical container change-out, equipment operation, maintenance and repair and engineering and safety management.

Electronic Materials Products and End Uses

Business Unit	Key Products	End Uses	Key Applications
Advanced Materials	• CMP Slurries • Post-CMP Cleans • Organosilanes • Organometallics • Formulated Cleans	• Semiconductor ICs • Semiconductor Manufacturing • Displays	• Planarization • Surface Prep & Clean • Advanced Deposition Materials

Process Materials	• High-Purity Gases for Deposition & Metallization • Chamber Cleaning & Etchant Gases • Ion Implantation Gases	• Semiconductor Manufacturing • Displays	• Deposition Materials • Clean & Etch • Dopants & Laser • LEDLogic & Memory Technology

Delivery Systems	• Ultra High Purity Gas and Chemical Supply Systems • Slurry Delivery Systems	• Semiconductor Manufacturing • Displays

Markets and Competition. The semiconductor materials industry is estimated at $45 billion and is part of a maturing $450 billion value chain with more stable growth behavior. The semiconductor industry is global in scope with nearly all major semiconductor manufacturers having operations in multiple countries. We participate in the $5.5 billion amenable specialty gases and materials space, targeting six of the seven critical processes in semiconductor manufacturing as outlined below.

Semiconductor market growth is expected to remain attractive, growing 1.5x-2.0x GDP, driven by mobile device sales (e.g., tablets, smart phones) and expansion of cloud computing and the servers necessary to support these macro trends. By 2020, the number of connected devices are estimated to be 6x the global population, up from 2x the global population in 2015.

The competitive landscape is varied, from multinational chemical companies to small regional, narrow-portfolio focused companies. Overall, competitive trends are supporting the need for localized, cost competitive supply chains, which is especially critical for larger volume customers.

We believe there are no global competitors that are aligned in all of the areas in which we compete and that Versum is recognized by the industry as a well-positioned, leading materials provider. While there are other broad-based materials competitors, many are concentrated in specific materials markets, such as CMP pads, photoresists or liquid crystals. Key competitors include Cabot Microelectronics, Merck EM, Entegris, Air Liquide, OCIM and Hyosung.

Customers. The Electronic Materials segment primarily serves the semiconductor industry with over 80% of its sales to that industry in both the memory and logic segments. The semiconductor industry is characterized by large scale global players and, while we serve a variety of customers from smaller technology firms to original equipment manufacturers to multinational semiconductor companies, the majority of our sales are concentrated to these key industry leaders. In fiscal 2015, the top 20 customers accounted for 85% of the segment sales with the top three, Samsung, Taiwan Semiconductor Manufacturing Company and Intel, accounting for 45% of segment sales.

Sales, Marketing & Distribution

We sell our Electronic Materials products and services globally through our direct sales force primarily directed to end use customers but also to OEMs. The direct sales force is organized based on geographic region and business units with coordinated teams for key industry players. As of September 30, 2015, Electronic Materials’ total in-house sales forces consisted of approximately 100 personnel worldwide.

Performance Materials Segment

Our Performance Materials segment manufactures epoxy curing agents and formulations, polyurethane catalysts and various surfactants with applications in the coatings, construction, automotive, consumer goods, cleaners, adhesives and cosmetics end markets. The segment comprises three SBUs: Epoxy Curing Agents, Polyurethane Additives and Specialty Additives. Segment operating performance is enhanced as the businesses sell to common markets, are driven off a common chemistry base, and utilize shared production assets and supply chain.

Performance Materials is generally focused on and participates in the intermediate portion of the materials value chain. Our products add critical performance qualities to our customers’ end products and our portfolio is focused on differentiated products rather than the commoditized market. Our products include higher value-in-use additives that customers cannot easily replace without incurring significant reformulation cost, as well as products that fall in a unique price/performance point from the customers’ perspective that cannot be readily duplicated because of proprietary chemistries, process technology and application development expertise or raw materials quality.

Performance Materials’ sales were $1,078 million, $1,123 million and $1,017 million in fiscal years 2015, 2014, and 2013 respectively. Products are sold on a global basis, split by SBU and destination geography as follows:

FY2015 Revenue by SBU	FY2015 Revenue by Region

Performance Materials has approximately 1,100 employees, operates 11 production and 7 research and development facilities in 7 countries and serves more than 800 customers.

Business Units

Epoxy Curing Agents. Epoxy Curing Agents provides curing agents and specialty resins for the coatings, construction and adhesives end-markets. Products are mainly amine-based curatives with additional enablers (specialty epoxides and modifiers) to provide unique environmental properties, accelerators, catalysts and adhesive promoters. Epoxy Curing Agents is Performance Materials’ largest and most global business. We produce, market and sell these products in the Americas, Asia and Europe.

Polyurethane Additives. Polyurethane Additives manufactures amine catalysts, silicone surfactants, cross-linkers and curatives for polyurethane foams, elastomers and coatings used in various end markets. Our products enable higher quality and efficacy in the end product that are critical to the performance of our customers’ products. Polyurethane Additives supplies catalysts (mainly amine and metal based) and silicone surfactants for use in flexible comfort foams (consumer bedding and furniture, automotive), rigid insulating foams (appliance, construction) as well as a variety of applications in coatings, adhesives, sealants and elastomers. Our additives lead to more sustainable polyurethane products for the end-user, through reduced emissions, improved energy efficiency, or enabling formulations with overall lower environmental impact. Our innovation portfolio in non-emissive amine catalysts is robust with strong patent positions and research and development pipeline. We produce these products mainly in the U.S. and China and market and sell these products globally.

Specialty Additives. Specialty Additives provides additives products and technical expertise that enable key performance characteristics in our customers’ products in a wide variety of industrial applications. The business participates primarily in three distinct industries: waterborne coatings, inks and adhesives; industrial and institutional cleaning; and mining, oil and gas. Specialty Additives’ products include water-based wetting agents, defoamers and dispersants for use in coatings and paints, inks and adhesives; functional surfactants (mainly ether amine derivatives and alcohol alkoxylates) for technically demanding end uses in the industrial and institutional cleaning and mining and oilfield industries; and specialty polymers and actives and delivery systems for high end personal care and cosmetic formulations.

Specialty Additives has a competitive advantage based upon our expertise in surface science, technology position in acetylenic diols, and our Surfynol® brand, through which we service a wide number of end-uses including coatings, paint, inks and adhesives. Specialty Additives products’ are produced in North America and Europe, and sold globally with the primary focus of water-based formulations.

Performance Materials Segment Products and End Uses

Business Unit	Key Products	End Uses	Key Applications
Epoxy Curing Agents	• Curing Agents • Accelerators & Catalysts • Adhesion Promoters • Waterborne Curing Agents • Diluents & Modifiers	• Automotive • Civil Engineering • Coatings / Paints • Construction	• Accelerator for Curing Agents • Adhesives & Composites • Concrete Coatings • Metal Coatings • Substituted Ureas

Polyurethane Additives	• Amine Catalysts • Metal Catalysts • Processing Aids • Curatives	• Automotive • Appliances • Construction • Furniture / Bedding • Consumer Goods	• Automotive Seating • Refrigerators • Cast Elastomers • Coatings, Adhesives & Sealants • Polyurethane Panels • Spray Foam Systems • Furniture & Bedding

Specialty Additives	• Wetting Agents • Defoamers & Dearators • Dispersants • Functional Additives • Surfactants	• Adhesives • Construction • Coatings / Paints • Inks • Personal Care • Industrial & Institutional Cleaning • Mining • Oilfield Services	• Architectural Coatings • Automotive Coatings • Stabilization • Wetting • Hard Surface Cleaning • Degreasers • Detergents • Iron Ore and Phosphate Mining • Skin/Hair Care

Markets and Competition. The Performance Materials segment focuses on the estimated $10 billion high value additives end of the broader $150 billion materials space. The market is global in nature and encompasses end markets such as coatings, construction, composites, adhesives, automotive, inks and industrial cleaning. The amenable market is characterized by low volume, high product value and complex offerings. We generally participate in the intermediate and formulated products portions of the materials value chain.

Materials Value Chain

Competition within the additives space is based on customer service and product attributes, such as product form, performance, quality and price. Product quality is particularly critical in the technically demanding applications (higher margin products) for which inconsistent product quality adversely impacts consistency and performance in end-products.

Performance Materials focuses on markets that have grown historically at rates better than GDP, operating in segments with favorable competitive dynamics and substantial growth opportunities, especially in emerging markets. With expertise in applications and amine chemistry, Performance Materials practices a technology strategy across all businesses, leveraging its core competencies across several chemistry platforms to service its end-use applications. Performance Materials has historically delivered above market growth through innovation in segments where performance is valued and where technology shifts are occurring.

There are no competitors in the segment that compete across all the same business platforms as Performance Materials. Competitors range from small regional players to large multinational specialty chemical companies and vary across the three business units. Key competitors that compete across multiple products and geographies include Evonik, Huntsman, Momentive and Altana.

Customers. The Performance Materials segment serves a diversified customer base across a variety of industries and markets ranging from multi-national corporations who are leaders of their specific markets, to tier 2 and tier 3 players who are technologically driven and have established niche positions in their respective markets, and distributors who focus on small to medium size customers in a variety of end use applications. Many of our customers are leaders in the industrial and architectural coatings and the consumer foam markets. For the fiscal year ended September 30, 2015 the top twenty customers accounted for 40% of the segment’s sales with no customer representing greater than 10% of combined Versum sales.

Sales, Marketing & Distribution. We sell our Performance Materials products and services globally, primarily through our direct sales force, although we also sell through distributors in all three of our businesses primarily in Asia and Europe. The direct sales force is organized based on geographic regions, end-use applications or sub-business line divisions. As of September 30, 2015, our Performance Materials in-house sales forces consisted of approximately 160 personnel worldwide. The business is well positioned to serve its global customer base with four technology and commercial centers located in the U.S., Europe, and Asia, and a combination of direct sales force and technically focused distributor network around the world.

Corporate Segment

In addition to our two primary segments, our Corporate segment includes certain administrative costs associated with operating a public company, non-core operating activities such as remediation of historical environmental sites, foreign exchange gains and losses, certain services to third parties adjacent to our operating sites, and other income and expense that cannot be directly associated with business segments. Assets in the Corporate segment include cash, deferred tax assets and the LIFO inventory allowance.

Raw Materials

We purchase raw materials and chemical intermediates from a large number of third parties. Major requirements for our key raw materials and energy are typically satisfied pursuant to contractual agreements ranging from purchase orders to long-term relationships with suppliers. We are generally not dependent on any one supplier for a significant portion of our raw material requirements, but within both our Electronic Materials and Performance Materials segments use raw materials that have a limited number of suppliers that are qualified to supply raw materials for use in our customers’ products. Where we have limited sources of supply, we generally have developed contingency plans to minimize the effect of interruption or reduction in supply, such as developing alternative or back-up suppliers, sourcing from suppliers with multiple facilities or utilizing alternative formulations.

Temporary shortages of raw materials may occasionally occur due to things such as supply-demand imbalances, supplier outages or regional market shifts. In recent years, these shortages have not resulted in long-term unavailability of raw materials. However, the continuing availability and price of raw materials are affected by other factors such as unscheduled plant interruptions occurring during periods of high demand, domestic and world market and political conditions, as well as the direct or indirect effect of governmental regulations. During periods of high demand, some raw materials may be subject to significant price fluctuations, and such fluctuations may have an adverse impact on the results of operations of our business. Several of our key raw materials are tied to petrochemical pricing; so shifts in oil or gases prices could cause temporary price fluctuations. The impact of any future raw material shortages or price fluctuations on our business as a whole or in specific geographic regions or in specific business lines cannot be accurately predicted.

We have a broad raw material base with the cost of no single raw material representing more than 4% of our cost of goods sold in 2015. Raw materials in total constituted 55% of our product costs. The table below lists the key raw materials and the principal products for which the materials were used.

Raw Material	Segment	Products/End Market
Higher Ethylene Amines	Performance Materials	Epoxy coatings and construction
Lower Ethylene Amines	Performance Materials	Polyurethane foams for automotive, construction, and consumer markets; Epoxy coatings
Silicone Surfactants	Performance Materials	Polyurethane foams for automotive, construction, and consumer markets; Additives coatings
Dimer Acid	Performance Materials	Epoxy coatings and construction
Ethylene Oxides	Performance Materials	Additives coatings and industrial and institutional cleaning
Mid-cut Alcohols	Performance Materials	Additives coating, inks, adhesives, industrial and institutional cleaning and mining
Light-cut Alcohols	Performance Materials	Additives—industrial and institutional, food and beverage cleaning, and mining
Hydrogen Chloride	Electronic Materials	Specialty gases for semiconductor manufacture
Tungsten Powder	Electronic Materials	Specialty gases for semiconductor manufacture
Dimethylamines	Performance Materials	Polyurethane foams for automotive, construction, and consumer markets; Epoxy coatings and construction

Ethylene amines are produced by a limited number of global producers. In recent years, there has been a supply demand imbalance in higher ethylene amines with certain products in specific regions on allocation. Lower ethylene amines are widely available as several supplier expansions have come online or are underway. We acquire these products through long-term contracts from multiple suppliers.

Silicones surfactants are single sourced with specific suppliers due to their unique properties. In the event of supply constraints in any specific material we would expect to reformulate our products, develop alternatives with existing suppliers or qualify alternative suppliers with customers. We generally source these materials through long-term contracts.

Dimer acids are produced from a variety of natural oils and are widely available. We purchase dimer acids under both annual contracts and spot purchases.

Ethylene oxide is currently single sourced from a supplier who has co-supply arrangements in event of supply interruptions. We purchase these restricted hazardous materials under a multiyear supply agreement with formula pricing tied to ethylene. The agreement expires in mid-2016.

Lite-cut alcohols are sole sourced from a major global supplier. In the event of a supply constraint we would expect to reformulate, develop alternatives with existing suppliers or qualify alternatives with customers. Mid-cut alcohols are sourced from a few major global suppliers and can be substituted with natural based alcohols. Pricing for these alcohols are driven by ethylene which we expect to remain stable for the short term.

Hydrogen chloride is sourced in the U.S. through a joint venture and in Asia through a sole supplier. Our hydrogen chloride in Asia is produced as a co-product of another chemical process of a major chemical company.

Tungsten powder is supplied from multiple sources. We purchase tungsten powder under multi-year contracts. Prices are based upon market conditions.

Dimethylamines are sourced from multiple suppliers. These materials are purchased under multiyear agreements and prices are tied to methanol pricing.

Working Capital

Versum maintains inventory where required to facilitate the supply of products to customers on a specified delivery schedule. In some cases, higher inventory levels of certain products are maintained to manage specific supply chain risks and to meet customer requirements for responsiveness. For example, for some of the products, a higher level of inventory is maintained to mitigate the risk associated with a single manufacturing plant or single source of a critical raw material. In our Electronic Materials business, a majority of our product inventory is maintained at warehouses in close proximity to our customers’ manufacturing to provide the responsiveness required by our semiconductor customers which is a standard for the industry.

Seasonality

Versum’s businesses are not subject to seasonal fluctuations to any material extent. The equipment portion of Electronic Materials is susceptible to the cyclical nature of the semiconductor industry. Performance Materials is subject to some seasonal fluctuations in underlying end-use performance materials markets.

Employees

As of September 30, 2015, Versum and its subsidiaries had approximately 3,200 employees. Of our employees, approximately 275 are subject to collective bargaining agreements or other similar arrangements.

We observe local customs, legislation and practice in labor relations. Management believes that its relations with employees and their representatives are good. We have not suffered any material work stoppages or strikes in our worldwide operations in the last five years.

Environmental and Regulatory Matters

Versum is subject to various environmental laws and regulations in the countries in which it has operations. Compliance with these laws and regulations results in higher capital expenditures and costs. The amounts charged to income related to environmental matters totaled $16.4 million in fiscal 2015, $14.5 million in 2014, and $17.6 million in 2013. These amounts represent an estimate of expenses for compliance with environmental laws and activities undertaken to meet our internal standards. Versum estimates that we spent $1.1 million in 2015 and $0.4 million in 2014 on capital projects to control pollution. Capital expenditures to control pollution in future years are estimated to be similar.

Some of our operations are within jurisdictions that have or are developing regulations governing emissions of greenhouse gases (“GHG”). The U.S. Environmental Protection Agency is regulating GHG emissions for new construction and major modifications to existing facilities. Increased public awareness and concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of GHG. Although uncertain, these developments could increase our costs related to consumption of electric power and the production of certain products, such as fluorinated gases. We believe we may be able to mitigate some of the potential costs through our contractual terms; however, we are unable to predict the impact of any potential changes in regulation or future regulation of GHG. Any legislation that limits or taxes GHG emissions from our facilities could impact our results of operation by increasing our operating costs or reducing demand for certain of our products.

The Company is also subject to the Homeland Security Agency’s regulations, which address chemical plant safety and vulnerability. In addition, legislation has been introduced in Congress seeking to reform the Toxic Control Substances Act, which among other things, would require manufacturers to develop and submit additional safety data for each chemical it produces, similar to the Registration, Evaluation, and Authorization of Chemicals (“REACH”) legislation in Europe. Similar regulations are being implemented in South Korea and Taiwan. Based upon currently available information, the Company does not believe that these regulations will have a material impact on its financial condition, results of operations or cash flows.

Research & Development

Versum is committed to further investing in its businesses through research and development. The objective of our research and development effort is to develop innovative chemistries and technologies with applications relevant within targeted key markets. Our research and development costs were approximately 3.3% of our sales in fiscal 2015. We staff our research and development resources based on the needs and requirements of each business line to develop innovative products. Research and development costs are charged to expense, as incurred. Such costs were $70 million, $67 million and $63 million for the years ended September 30, 2015, 2014 and 2013, respectively.

Research and development efforts are generally focused on both product and process development, which is the stage at which products move from development to manufacturing, and new product development.

Each of our segments manages its own research and development effort and has separate research and development facilities dedicated to its specific area. However, where technologically feasible, advances and findings are shared between business lines to foster greater cross-fertilization of ideas and applications. In certain cases, we conduct research and development efforts with third parties, including universities, customers and other entities. We endeavor to obtain ownership of or license to intellectual property developed with a third party on terms favorable to us.

Versum owns approximately 400 United States patents and 1,400 foreign patents, and is a licensee under certain patents owned by others. While the patents and licenses are considered important, the company does not consider its business as a whole to be materially dependent upon any particular patent, patent license, or group of patents or licenses.

Properties

Our corporate headquarters are in Trexlertown, Pennsylvania. We also maintain a global network of production facilities and technical centers in cost effective and strategic locations.

Production Facilities

Region	Segment	Location	Owned/Leased
Americas	Electronic Materials	Tempe, AZ	Lease
		Carlsbad, CA	Own
		Albuquerque, NM	Lease
		Catoosa, OK	Lease
		Tamaqua, PA	Own
		Allentown, PA	Own
		Dallas, TX	Own
	Performance Materials	Wichita, KS	Own
		Calvert City, KY	Own
		Reserve, LA	Own
		Los Angeles, CA	Own
		Milton, WI	Own
Europe	Performance Materials	Marl, Germany	Lease
		Schluechtern, Germany	Lease
		Clayton, United Kingdom	Own
Asia	Electronic Materials	Ansan, Korea	Own
		Banwol, Korea	Own
		Siheung, Korea	Own
		Pyeongtaek, Korea	Own
		Ulsan, Korea	Own
		Nanke, Taiwan	Own
	Performance Materials	Nanjing, China	Lease
		Isehara, Japan	Own
		Singapore, Singapore	Lease

Technical Centers

Americas	Electronic Materials	Tempe, AZ	Lease
		Carlsbad, CA	Own
		Tamaqua, PA	Own
		Allentown, PA(1)	Lease
	Performance Materials	Guarulhos, Brazil	Lease
		Milton, WI	Own
Europe	Performance Materials	Schluechtern, Germany	Lease
		Hamburg, Germany	Lease
		Utrecht, Netherlands	Lease
Asia	Electronic Materials	Hsinchu, Taiwan	Lease
	Performance Materials	Shanghai, China	Lease
		Kawasaki, Japan	Lease

(1)	Allentown R&D facility both Electronic Materials and Performance Materials

Legal & Environmental Proceedings

Litigation

In the normal course of business, Versum is involved in various legal proceedings, including contract, product liability, intellectual property, environmental and insurance matters. Although litigation with respect to these matters is routine and incidental to the conduct of our business, such litigation may result in large monetary awards for compensatory and/or punitive damages. However, Versum does not believe that there is any individual, legal proceeding that is likely to have a material adverse effect on its financial condition, results of operations or cash flows. Versum cannot predict the outcome of any litigation or the potential for future litigation.

Environmental and Regulatory Proceedings

From time to time, Versum is also involved in proceedings, investigations, and audits involving governmental authorities in connection with environmental, health, safety, competition, and tax matters. For example, the Occupational Health and Safety Administration is currently investigating a fatality of a subcontractor’s employee at a construction site in its Pasadena, Texas plant that occurred in September 2015. In addition, pursuant to the Separation Agreement, Versum will be liable to Air Products for certain proceedings by the Environmental Protection Agency under the Comprehensive Environmental Response, Compensation, and Liability Act, the federal Superfund law (“CERCLA”); Resource Conservation and Recovery Act (“RCRA”); and similar state and foreign environmental laws relating to the designation of certain sites for investigation or remediation. Presently, there are approximately 26 known sites for which Versum may be liable to Air Products. For these sites a final settlement has not been reached so we, along with others, may be liable as a potentially responsible party by the Environmental Protection Agency for investigation or remediation, including cleanup activity at certain of our current sites. The environmental remediation at these sites relate to legacy businesses and sites formerly owned and operated by Air Products. Likewise, Versum may be liable for any unknown environmental liabilities related to legacy businesses and sites formerly owned and operated by Air Products related to its former chemicals and electronics businesses.

Versum does not believe that there is any individual, legal proceeding, environmental or regulatory matter that is likely to have a material adverse effect on our financial condition, results of operations or cash flows. Any future charges related to the costs of litigation, fines, settlements or damages related to such matter could have a material impact on our results of operation or cash flows in the period incurred. Versum cannot predict the outcome of any litigation, environmental, or regulatory matter or the potential for future litigation or regulatory action. For more information on the company’s environmental exposure, see Note 12, “Commitments and Contingencies,” to the Annual Combined Financial Statements. For more information on the litigation, regulatory and other risks Versum may face, see “Risk Factors”.

MANAGEMENT

EXECUTIVE OFFICERS FOLLOWING THE SEPARATION

The following table sets forth information regarding individuals who are expected to serve as our executive officers, including their expected positions after the separation, and is followed by biographical information. None of these individuals will continue to be employed by Air Products after the separation.

Name	Age	Position
Guillermo Novo	[●]	President and Chief Executive Officer
George Bitto	[●]	Senior Vice President and Chief Financial Officer
Patrick F. Loughlin	[●]	Senior Vice President Operations and Supply Chain
Michael W. Valente	[●]	Senior Vice President Law and Human Resources, General Counsel, and Secretary

Guillermo Novo will be the President and Chief Executive Officer of Versum (the “CEO”) and will be a member of its board of directors. He is currently Executive Vice President, Materials Technologies of Air Products. He has served in this role since October 2014. He joined Air Products in 2012 as Senior Vice President Electronics, Performance Materials, Strategy and Technology. Prior to joining Air Products, Mr. Novo was employed by Dow Chemical Company where he most recently served as group vice president, Dow Coating Materials, a large specialty chemicals business. He began his career in 1986 with Rohm and Haas Company (which merged with Dow in 2009) and over the next 24 years progressed through a variety of commercial, marketing, and general management positions, living in South America, the U.S., and Asia. In 1998, Mr. Novo was named a vice president at Rohm and Haas, and in 2006 he became a corporate officer and one of five group executives on the corporate leadership team responsible for driving the overall strategy for the company.

George G. Bitto will serve as our Senior Vice President and Chief Financial Officer. He is currently Vice President, Finance of the Materials Technologies business of Air Products, in which capacity he has served since October 2014. Mr. Bitto joined Air Products in 1987 as a participant in Air Products’ Career Development Program and held a variety of analyst and management positions within the Controllership and Treasury organizations. In 2000, he was appointed general manager of Air Products’ North America Liquid Bulk business. Mr. Bitto returned to the Finance organization, where he was named controller for the Chemicals Group in 2002 and Vice President and Controller for the Gases and Equipment Group in 2004. In 2007, Mr. Bitto was named Vice President and Treasurer, and in 2010 he was appointed Vice President, Treasurer, and Chief Risk Officer.

Patrick F. Loughlin will be our Senior Vice President Operations and Supply Chain. He was appointed Vice President, Operations and Supply Chain, for Air Products’ Materials Technologies business in June 2015. He will be responsible for all fulfillment activities, including operations, supply chain, procurement, engineering, customer service, Environment, Health, and Safety (EH&S), and business improvement. Mr. Loughlin joined Air Products in 1988 as a participant in Air Products’ Career Development Program. Following a series of operations and plant management roles in Europe and North America, Mr. Loughlin moved to the Performance Materials Division’s commercial area as global marketing director for Polyurethane Chemicals in 1999. In 2003 he served as Director, Performance Products, in Tokyo, Japan, where he led the successful acquisition and integration of two strategic businesses. In 2005, Mr. Loughlin was assigned to Shanghai, China, to lead the Asia Chemicals and Performance Materials businesses through a period of strategic repositioning and rapid growth. He returned to the U.S. in 2008 and subsequently was appointed Vice President, Environment, Health, Safety and Quality. Mr. Loughlin was named Vice President, Electronics—Asset Management and Supply Chain in 2012 and subsequently Vice President, Electronic Materials Fulfillment, prior to assuming his current position.

Michael W. Valente will be our Senior Vice President Law and Human Resources, General Counsel, and Secretary. He has been General Counsel of the Materials Technologies business of Air Products since June 2015. Prior to that, he was Vice President, General Counsel and Assistant Secretary of Rockwood Holdings Inc.,

serving in this capacity since June 2014. At Rockwood, Mr. Valente worked on numerous acquisitions and divestitures. Prior to that he held various roles in the legal department of Rockwood, which he joined in June 2002. Earlier in his career, Mr. Valente was a corporate associate for several years at Lowenstein Sandler PC where he practiced mergers and acquisitions, securities law and general corporate matters. He previously worked for four years in several roles as an accountant in a regional public accounting firm.

BOARD OF DIRECTORS FOLLOWING THE SEPARATION

The following table sets forth information with respect to those persons identified to date who are expected to serve on the board of directors of Versum (the “Board”) following the completion of the separation and distribution and is followed by biographical information on each such individual. Nominees for director will be presented to our sole stockholder, Air Products, for election prior to the separation. In a subsequent amendment to this information statement, we will disclose information regarding additional directors of Versum.

Name	Age	Title
Seifollah Ghasemi	[●]	Chairman of the Board
Guillermo Novo	[●]	Director, President and Chief Executive Officer

Seifollah (Seifi) Ghasemi became Chairman, President and Chief Executive Officer of Air Products and Chemicals, Inc. in July 2014. Prior to this appointment, Mr. Ghasemi was an independent member of Air Products’ board of directors. From 2001-2014, Mr. Ghasemi served as Chairman and Chief Executive Officer of Rockwood Holdings Inc., a global leader in inorganic specialty chemicals and advanced materials, which was acquired by Albemarle Corporation in January 2015. From 1997-2001, he held leadership roles at GKN, a global industrial company, including positions as Director of the Main Board of GKN, plc, and Chairman and Chief Executive Officer of GKN Sinter Metals, Inc. and Hoeganes Corporation. Earlier in his career, Mr. Ghasemi spent nearly 20 years with The BOC Group (an industrial gas company which is now part of Linde AG) in positions including Director of the Main Board of BOC Group, plc; President of BOC Gases Americas; and Chairman and Chief Executive Officer of BOC Process Plants, Ltd. and Cryostar. Mr. Ghasemi earned his undergraduate degree from Abadan Institute of Technology and holds an M.S. degree in mechanical engineering from Stanford University.

Mr. Ghasemi has deep experience in the specialty chemicals industry. His prior executive leadership of an international chemicals company will provide the Board with broad experience in many of the challenges Versum will face, such as portfolio management, strategic planning, talent management, and international operations.

Guillermo Novo will be the President and CEO of Versum and will be a member of its board of directors. He is currently Executive Vice President, Materials Technologies of Air Products. He has served in this role since October 2014. He joined Air Products in 2012 as Senior Vice President Electronics, Performance Materials, Strategy and Technology. Prior to joining Air Products, Mr. Novo was employed by Dow Chemical Company where he most recently served as group vice president, Dow Coating Materials, a large specialty chemicals business. He began his career in 1986 with Rohm and Haas Company (which merged with Dow in 2009) and over the next 24 years progressed through a variety of commercial, marketing, and general management positions, living in South America, the U.S., and Asia. In 1998, Mr. Novo was named a vice president at Rohm and Haas, and in 2006 he became a corporate officer and one of five group executives on the corporate leadership team responsible for driving the overall strategy for the company.

Mr. Novo has thirty years of experience in the specialty materials industry and will bring to the Board detailed insight into Versum’s customers, markets, operations and strategies.

Compensation of Directors

The Board will determine compensation to be paid to directors following the separation and distribution. Directors who are not employed by Versum are expected to receive an annual cash retainer. The Chairman and committee chairs are expected to receive an additional annual retainer for their services in that capacity. In addition to retainers, nonemployee directors are expected to receive an annual grant of restricted stock. We expect that the Board will adopt stock ownership guidelines for directors.

Director Independence

Upon the completion of the separation and distribution, all of Versum’s directors, except Mr. Ghasemi and Mr. Novo, are expected to qualify as independent under the NYSE corporate governance listing standards, and all Board committees are expected to be comprised exclusively of independent directors. The Board will make a determination of the independence of each director prior to the separation and distribution. In determining independence, the Board will consider whether each director has a material relationship with Versum that would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. The Board will consider all relevant facts and circumstances including, without limitation, transactions between Versum and the director, family members of the director, and organizations with which the director is affiliated.

Committees of the Board of Directors

Effective upon the completion of the separation and distribution, the Board will have 3 standing committees which will operate under written charters approved by the full Board: Audit, Corporate Governance and Nominating, and Compensation. In accordance with NYSE listing standards, all of the directors who serve on the Committees will be independent from Versum and its management within the NYSE guidelines. The charters of all the committees will be posted on the Versum website after the separation and distribution.

Audit Committee

The responsibilities of the Audit Committee will be more fully described in our Audit Committee charter and will include, among other duties:

•	Assisting the Board in its oversight responsibilities relating to the integrity of Versum’s financial statements, financial reporting process and systems of internal accounting and financial controls, including reviewing and discussing with management and Versum’s independent registered public accounting firm the annual audited financial statements, quarterly financial statements and other information to be included in Versum’s annual and quarterly filings.

•	Assisting the Board in its oversight responsibilities relating to the qualifications, independence, and performance of the independent registered public accounting firm and the performance of Versum’s internal audit department, including recommending the independent registered public accounting firm to be proposed for appointment by the stockholders as Versum’s independent registered public accounting firm, overseeing the work of the independent registered public accounting firm, reviewing the scope of the audit and the findings, and approving in advance the services of, and fees to be paid to, the independent registered public accounting firm.

•	Assisting the Board in its oversight of Versum’s legal and regulatory compliance, including reviewing with management any significant litigation, investigations or proceedings, and other legal matters that may have a material impact on Versum’s financial statements.

•	Reviewing Versum’s policies with respect to risk management and assessment.

The Audit Committee will consist entirely of independent directors, consistent with the independence requirements set forth in the NYSE listing standards and SEC Rule 10A under the Exchange Act. Each member of the Audit Committee will be financially literate as such qualification is interpreted by our Board in its business judgment. Additionally, at least one member of the Audit Committee will be an audit committee financial expert under SEC rules and the NYSE listing standards applicable to audit committees. The initial members of the Audit committee will be determined prior to the completion of the separation and distribution.

Corporate Governance and Nominating Committee

The responsibilities of the Corporate Governance and Nominating Committee will be more fully described in our Corporate Governance and Nominating Committee Charter and will include, among other duties:

•	Assisting the Board in fulfilling its responsibilities to ensure that the Board is operating effectively and Versum is governed in a manner consistent with the interests of our stockholders.

•	Monitoring and advising the Board regarding matters relating to Board structure, organization, leadership and other governance practices.

•	Evaluating the composition of the Board, planning for director succession and identifying, recruiting and proposing qualified nominees for election to the Board.

•	Reviewing Versum’s bylaws, certificate of incorporation, Board committee charters, codes of conduct, corporate governance guidelines, and other governance documents and making recommendations for changes.

•	Considering questions of independence and making determinations on the types of relationships that constitute material relationships between Versum and directors for purposes of determining director independence.

The Corporate Governance and Nominating Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of NYSE. The initial members of the Corporate Governance and Nominating Committee will be determined prior to the completion of the separation and distribution.

Compensation Committee

The responsibilities of the Compensation Committee will be more fully described in our Compensation Committee Charter and will include, among other duties:

•	Establishing executive compensation policies.

•	Reviewing and approving the goals and objectives relevant to the compensation of the CEO, evaluating the CEO’s performance against those goals and objectives and setting the CEO’s compensation level based on this evaluation.

•	Providing counsel and oversight on the selection, evaluation, development and compensation of Versum executives who are treated as “executive officers” for purposes of federal securities laws, and approving compensation for such executive officers, including establishing the compensation philosophy and strategy of Versum’s compensation of such executive officers.

•	Providing oversight for policies regarding management compensation and benefit programs including the design and administration of our incentive compensation and equity-based plans that are subject to approval by the Board and/or our stockholders, and the design and administration of our employee pension, savings, and welfare benefit plans worldwide.

•	Engaging and overseeing Compensation Committee consultants.

The Compensation Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of the NYSE. The members of the

Compensation Committee will also be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code) and will meet the additional independence requirements applicable to Compensation Committee members under the SEC rules and NYSE listing standards. The initial members of the Compensation Committee will be determined prior to the completion of the separation and distribution.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended September 30, 2015, Versum was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as Versum’s executive officers were made by Air Products as described in “Executive Compensation—Compensation Discussion and Analysis.”

Corporate Governance

We are committed to conducting our businesses in accordance with the highest level of ethical and corporate governance standards. We expect the Board to periodically review its corporate governance practices and take other actions to address changes in regulatory requirements, developments in governance best practices and matters raised by stockholders. The following describes some of the actions we expect the Board to take to help ensure that our conduct earns the respect and trust of stockholders, customers, business partners, employees and the communities in which we live and work.

Governance Guidelines and Codes

In connection with the separation and distribution, the Board will adopt corporate governance guidelines that set forth the responsibilities of the Board and the qualifications and independence of its members and the members of its standing committees. In addition, in connection with the separation and distribution, the Board is expected to adopt, among other codes and policies, a code of conduct setting forth standards applicable to all of our employees, including our CEO and senior financial officers; policies prohibiting our employees from buying or selling instruments to hedge against decreases in the market value of our equity securities, and charters for each of our standing committees. All of these documents will be available on our website at [●].

Procedures for Approval of Related Person Transactions

We also expect that the Board will adopt a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. We expect that the policy will provide that the board of directors or a committee thereof will review all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which Versum was, is or will be a participant where the amount involved exceeds a threshold intended to exclude immaterial matters, and in which any related person had a direct or indirect interest.

Board Leadership Structure

The Board initially will adopt a structure in connection with the separation and distribution whereby the Chairman of the Board will be separate from the CEO. By having a separate chairman of the Board of Directors, the CEO can focus primarily on our business strategy and operations as we become a separate publicly traded company while the Chairman can lead the Board in the performance of its duties. Mr. Ghasemi will initially serve as non-executive Chairman of the Board. Our bylaws will provide that the Board will annually elect its Chairman and annually evaluate whether the CEO and Chairman roles should be separate.

Qualification and Nominations of Directors

The Corporate Governance and Nominating Committee charter that is expected to be adopted in connection with the separation and distribution will provide that the Corporate Governance and Nominating Committee considers and recommends to the Board nominees for election to or for filling any vacancy on the Board in accordance with our by-laws, our governance guidelines, and the Corporate Governance and Nominating Committee’s charter. The Corporate Governance and Nominating Committee is expected to periodically review the requisite skills and characteristics of Board members as well as the size, composition, functioning and needs of the Board as a whole.

It is expected that, to be considered for Board membership, a nominee for director must be an individual of high personal and professional integrity, who has demonstrated exceptional ability and judgment, and who will be effective, in conjunction with the other nominees to our Board, in collectively serving the long-term interests of all of our stockholders. The Corporate Governance and Nominating Committee is also expected to consider Board members’ independence, the financial literacy of members of the Audit Committee, the qualification of Audit Committee members as “Audit Committee financial experts,” and the diversity, skills, background and experiences of members of the Board in the context of the needs of the Board. The Corporate Governance and Nominating Committee may also consider such other factors as it may deem to be in the best interests of Versum and our stockholders.

Whenever the Committee concludes, based on the reviews or considerations described above or due to a vacancy, that a new nominee to the Board is required or advisable, it will consider recommendations from directors, management, stockholders and, if it deems appropriate, consultants retained for that purpose. In such circumstances, it will evaluate individuals recommended by stockholders in the same manner as nominees recommended from other sources. Stockholders who wish to recommend an individual for nomination should send that person’s name and supporting information to the Committee, in care of the company’s Secretary. Stockholders who wish to directly nominate an individual for election as a director, without going through the Committee or using our proxy materials, must comply with the procedures in our by-laws.

Communication with Non-Management Members of our Board of Directors

Information for stockholders and other parties interested in communicating with our Board or our independent directors, individually or as a group, will be posted on our website after the separation and distribution. The company’s Secretary will forward communications relating to matters within our Board’s purview to the Chairman; and communications relating to matters within a Board committee’s area of responsibility to the chair of the appropriate committee. The company’s Secretary will not forward solicitations, junk mail or obviously frivolous or inappropriate communications, but will make them available to any independent director who requests them.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Versum is currently a wholly owned subsidiary of Air Products and Air Product’s senior management and the Management Development and Compensation Committee of Air Products’ Board of Directors (the “Air Products Committee”) determined Versum’s executive officers’ compensation for the fiscal year ending September 30, 2015 and prior years where applicable. While the Air Products Committee is expected to discuss and approve certain aspects of Versum’s executive compensation programs and policies, those programs remain subject to review and approval by the Compensation Committee of our Board (the “Versum Committee”).

This Compensation Discussion and Analysis focuses primarily on Air Products’ compensation policies and decisions for 2015 and the process for determining 2015 compensation when Versum was part of Air Products. This Compensation Discussion and Analysis presents historical compensation information for the individuals below who are expected to be executive officers of Versum (collectively, the “Versum Executive Officers”):

Guillermo Novo, President and Chief Executive Officer;

George G. Bitto, Senior Vice President and Chief Financial Officer;

Patrick Loughlin, Senior Vice President Operations and Supply Chain, and

Michael W. Valente, Senior Vice President Law and Human Resources, General Counsel, and Secretary.

This Compensation Discussion and Analysis also attempts to outline certain aspects of Versum’s anticipated post-separation and distribution executive compensation policies. After the separation and distribution, the Versum Committee will be responsible for Versum Executive Officer compensation.

ROLES OF THE COMMITTEE, MANAGEMENT, AND COMPENSATION CONSULTANT IN THE COMPENSATION PROCESS

The Air Products Committee is responsible to the Air Products board of directors and stockholders for establishment and oversight of the Air Products’ executive compensation program and for approving compensation levels of Air Products executive officers. For fiscal year 2015, the Air Products Committee established overall compensation strategies and policies for Air Products’ executives; allocated executive compensation, including for the Air Products executive officers, among the various components of compensation; evaluated and approved performance measures and goals relevant to the incentive compensation of the Air Products executive officers, and approved direct compensation levels for Mr. Novo who is currently an Air Products executive officer. Each year, the Air Products Committee:

•	reviews and evaluates the appropriateness of the Air Products executive officer compensation program based on several factors, including competitiveness, of the program and alignment of compensation delivered under the program with Air Products’ performance;

•	reviews target performance levels and goal ranges in Air Products’ incentive plans relative to its strategic objectives, the long-term economics of its business, and the goal levels of its peers relative to their payouts;

•	reviews whether Air Products’ compensation program design encourages excessive risk taking;

•	approves peer groups for benchmarking compensation levels and practices;

•	reviews dilution and burn rates associated with Air Products’ equity compensation;

•	evaluates and approves changes to incentive compensation and benefit plans when needed;

•	approves Air Products executive officer incentive compensation payouts for the current year; and

•	addresses other specific issues regarding management development and compensation as needed.

The Air Products Committee has retained an external compensation consultant to provide independent advice, information, and analysis on executive compensation. The Air Products Committee has established several practices to ensure the external consultant’s independence, candor, and objectivity. The consultant is engaged by, has its compensation set by, and reports directly to the Air Products Committee; meets separately with the Air Products Committee with no members of management present; and consults with the Air Products Committee chairman in between meetings. Management reports fees paid for services performed by the consultant to the Air Products Committee at each meeting and the Air Products Committee approves in advance the services to be performed. The Air Products Committee currently retains Farient Advisors, LLC (“Farient”) as its external consultant. Farient has also advised the Air Products Corporate Governance and Nominating Committee on director compensation, but performs no other services for Air Products or its management. The Air Products Committee has assessed Farient’s independence and is not aware of any conflicts of interest raised by Farient’s work. Farient provided advice and analysis to the Air Products Committee on direct compensation for individual Air Products executive officers, peer group composition, incentive plan performance measures, compensation program design, and external trends and developments.

While the Air Products Committee determined overall compensation strategy and policies for Air Products’ executive officers and approved their compensation, it sought input from several executive officers and other management employees with respect to both overall guidelines and discrete compensation decisions. Specifically:

•	Air Products’ Human Resources staff worked with the Air Products Committee to develop the design of compensation programs and decision-making frameworks for determining compensation levels;

•	Air Products’ Chief Executive Officer provided input to the Air Products Committee on the forms of incentive compensation and performance measures that would best support his strategic goals for Air Products;

•	Air Products’ Chief Executive Officer provided the Committee perspective on the performance of other Air Products executive officers and developed and recommended compensation actions for the other executive officers, in consultation with Human Resources, and based on competitive market analysis received from external compensation consultants;

•	Air Products’ Chief Financial Officer provided background and recommendations to the Committee regarding Air Products’ key financial objectives and performance against them; and

•	Air Products’ Law and Human Resources staff provided technical advice and other support to the Committee.

These officers and employees attended portions of the Air Products Committee meetings; however, the Committee met in executive session both alone and with its external compensation consultant to reach final decisions about Air Products’ Chief Executive Officer and other executive officer compensation.

Going Forward

The Versum Committee will establish its own policies and processes for determining and assessing executive compensation. It is anticipated however, that key practices of the Air Products Committee such as benchmarking against a thoughtfully developed peer group, assessing compensation risk, and evaluating the alignment between pay and performance and other success factors for the program will be adopted by the Versum Committee.

It is also expected that the Versum Committee will rely, where appropriate, on the input and assistance of the Versum Executive Officers. It is expected that the Versum Committee will engage an independent compensation consultant and adopt a policy to ensure the continuing independence and accountability to the Committee of any advisor hired to assist the Committee in the discharge of its duties.

OVERVIEW OF EXECUTIVE OFFICER COMPENSATION

The overall objective of the Air Products executive officer compensation program is to attract and retain a talented management team and provide them with the right incentives to execute Air Products’ strategic objectives and maximize its stockholders’ investment in Air Products. The same principles that govern the compensation of all Air Products salaried employees apply to the compensation of Air Products executive officers:

•	Tie compensation to strategy and performance.

Air Products’ programs provide a range of incentive compensation opportunities that promote achievement of short-, medium-, and long-term strategic and financial objectives.

•	Link the interests of executive officers to the interests of stockholders.

Air Products’ executive officer compensation program is designed so that factors that impact the value of its stockholders’ investment in Air Products also impact its management team’s personal wealth.

•	Provide competitive total compensation for competitive performance.

Air Products seeks to offer compensation opportunities that are sufficient to attract talented and experienced managers who have a choice about where they work, and to discourage them from seeking other opportunities.

•	Reinforce succession planning process.

The overall compensation program for Air Products executive officers is managed to reinforce its succession planning process.

•	Foster nonfinancial corporate goals.

While financial results are the primary commitment Air Products makes to stockholders, its compensation program balances financial results with other Air Products values such as safety, sustainability, and ethical conduct. Accordingly, certain components of the program provide flexibility to recognize nonfinancial achievements or to reduce or recoup compensation where insufficient attention is paid to nonfinancial Air Products objectives.

•	Support actions needed to respond to changing business environments.

The Air Products Committee has provided some elements of compensation, such as severance benefits, that give the Air Products management team or board of directors tools to facilitate decisions about divestitures and restructurings, succession planning, or other significant corporate events that may impact the position or employment status of Air Products executive officers.

The Air Products executive officer compensation program emphasizes compensation opportunities that are linked to key performance indicators, such as earnings per share, EBITDA and stockholder returns. The majority of compensation provided to Air Products executive officers is dependent upon the achievement of short-, medium-, and long-term performance objectives and/or appreciation in the value of Air Products stock. In addition to these incentive opportunities, Air Products compensation programs provide Air Products executive officers a lesser amount of fixed elements, such as base salary and benefits, which are an essential part of a competitive compensation program. Air Products also provides severance and change in control arrangements to mitigate the impact of portfolio management actions, succession planning moves, and other corporate actions.

For fiscal year 2015, the Air Products Committee intended Air Products’ executive officer compensation programs to provide, on average, a compensation opportunity that approximates the median of similar companies. Individual components of compensation may be greater or lesser than the median, and actual compensation delivered may vary significantly from the target opportunity and the median based on Air Products’ performance and changes in its stock price.

In 2015, direct compensation was delivered to Air Products executive officers through the components listed in the table below, which provides a brief description of the principal types of direct compensation, how performance factors into each type of compensation, and the compensation program objectives served by each type. Detailed descriptions of the components of direct compensation and how the Air Products Committee determined compensation levels for fiscal year 2015 begin on page 99. Other major components of compensation such as retirement benefits are based on pre-existing programs available to broad employee populations and were not the subject of Air Products Committee decisions for fiscal year 2015.

Component	Description	How Amount Determined/ Performance Considerations	Objectives
Base Salary	Fixed cash payment.	Targeted at Market Median with adjustment based on level of responsibility, experience, and individual performance. (See “Setting Compensation Levels” below for an explanation of how the Air Products Committee views the Market Median.)	Provide competitive foundational pay.

Annual Incentive	Short-term incentive, cash payment.	Target value based on Market Median. Actual payout driven by earnings per share.	Promote achievement of short-term financial and strategic objectives.

Performance Shares	Deferred stock units that pay out upon achievement of performance targets. Delivered in shares of stock with dividend equivalents also payable on vesting.	Target value based on Market Median for long-term incentives. Actual payout determined based on relative total shareholder return performance.	Long-term value creation; align Air Products executive officers’ interests with stockholders.

Restricted Stock	Shares of stock that vest over 4 year period and pay dividends.	Target value based on Market Median for long-term incentives. Actual value determined by stockholder returns during vesting period.	Retention; align Air Products executive officers’ interests with stockholders.

Stock Options	Options to purchase shares of stock at market value on grant date. (Become exercisable over 3 years. Exercisable for 10 years.) 50% of net shares received must be held for 1 year after exercise.	Target value based on Market Median for long-term incentives. Actual value derived from stock price appreciation.	Motivate Air Products executive officers to drive long-term stock appreciation.

The Air Products Committee annually reviews and establishes the performance measures, target goals, and payout schedules used for the Annual Incentive Plan and the performance share component of the long-term incentive program. In determining actual performance against these metrics, the Air Products Committee decides whether to include or exclude the impact of items reported in Air Products’ financial statements that may distort underlying operating results for the current or a prior year. Adjustments from reported earnings avoid artificial inflation or deflation of awards due to unusual or non-operational items in the applicable period and align pay outcomes with how management views the performance of the business.

Going Forward

It is expected that Versum’s executive compensation programs will be designed to ensure a strong linkage between pay and performance and to enable Versum to attract and retain the top talent needed to drive long-term success. Versum Executive Officer compensation may be tied to company, business unit and individual performance objectives or any combination thereof, and will be aligned with stockholder interests. Total compensation is expected to be targeted to the median of the relevant external market with the opportunity to earn above-median pay where results exceed expectations.

It is also expected that our executive compensation will be highly leveraged, with the majority of compensation at risk, and will reward executives for the achievement of financial and operational results aligned with the interests of our stockholders. The three primary components of our executive compensation program are expected to be: 1) base salary, 2) an “at risk” annual cash incentive, and 3) “at risk” long-term equity awards. Our executives are expected to receive benefits and perquisites generally consistent with those offered at Air Products. Versum also anticipates that executive stock ownership guidelines will be implemented.

SETTING COMPENSATION LEVELS

Benchmarking. The Air Products Committee believes that a threshold characteristic of reasonable compensation is that it be aligned with compensation provided by companies with which Air Products competes for talent. In preparation for determining fiscal year 2015 compensation, the Air Products Committee benchmarked executive officer compensation levels to evaluate the competitiveness of the Air Products executive officer compensation program and as a reference for establishing compensation levels for fiscal year 2015.

The Air Products Committee annually reviews and approves the peer groups used for benchmarking compensation. For purposes of assessing competitiveness and recommending compensation levels for fiscal year 2015, Air Products compiled survey data from Mercer and Towers Watson compensation databases on a market reference group of industrial companies with revenue of $7 to $13 billion (consistent with Air Products’ and Versum’s combined fiscal year 2014 revenue of $ 10.4 billion) (the “Survey Reference Group”). This Survey Reference Group is representative of the companies with which Air Products competes for talent and is used by Air Products for various compensation benchmarking purposes, not just executive officer compensation.

The Air Products Committee reviewed an assessment of Mr. Novo and other Air Products executive officers’ compensation levels relative to the Survey Reference Group based on similar functional responsibilities. The assessment identified median, 25th and 75th percentile levels for base salary, target annual incentive and target long-term incentives (together, “Total Direct Compensation”), and target Total Direct Compensation. Annual and long-term incentive levels reflected a three-year average to reduce volatility in results. Because the survey data was collected in mid-2014, the analysis was based on projected levels as of the beginning of Air Products’ 2015 fiscal year. Data are also adjusted to reflect revenue scope for line executive positions.

At the Air Products Committee’s request, Farient also compiles proxy data from a smaller group of companies that are competitors of the company or are similar to the company in that they are chemical or other industrial companies, with similar capital structures, asset intensity, operating margins, and long-term business model (“Peer Reference Group”). Peer Reference Group companies are generally similar in revenue size to Air Products; however certain larger companies are included based on proximity of business model. Data for these companies are size adjusted using regression analysis. The Air Products Committee used this reference group for benchmarking specific pay practices and for assessing alignment of pay with performance. In addition, the Air Products Committee used the Peer Reference Group to assess competitive compensation levels for Air Products’ Chief Executive Officer and Chief Financial Officer compensation. Because proxy data does not necessarily reflect similar positions to the other Air Products executive officers, only the Survey Reference Group is used to benchmark pay levels for them. The Peer Reference Group was used for benchmarking 2015 Air Products executive officer pay was:

3M Co.	Ecolab Inc.
Celanese Corp.	Illinois Tool Works, Inc.
Danaher Corp.	Parker-Hannifin Corp.
Dover Corp.	PPG Industries, Inc.
Du Pont (E. I.) De Nemours & Co.	Praxair, Inc.
Eastman Chemical Co.	Rockwell Automation Inc.
Eaton Corp.	TE Connectivity, Ltd

The Peer Reference Group is also used for determining Air Products’ relative total shareholder return performance for purposes of performance share payouts.

Overall, the Air Products Committee seeks to provide a Total Direct Compensation target opportunity for the Air Products executive officers that approximates the projected median level (the “Market Median”) for similar positions in the Survey Reference Group (and the Peer Reference Group for the Chief Executive Officer and Chief Financial Officer).(1) Total Direct Compensation target opportunities may be established at greater or lesser than Market Median levels for individual Air Products executive officers based on performance factors, experience in the position, retention and succession planning considerations, or year-to-year swings in the survey reference data. For fiscal year 2015, total direct compensation opportunities for all Air Products executive officers, including Mr. Novo, approximated the Market Median. Within the Total Direct Compensation opportunity for any Air Products executive officer, individual components of compensation may be greater or lesser than the Market Median because the Air Products Committee is primarily concerned with the competitiveness of the entire program versus any one element of compensation. Actual compensation realized can vary significantly from the target opportunity for any component of compensation or for Total Direct Compensation based on Air Products’ or individual performance and Air Products’ stock price fluctuation.

As part of the process for determining Total Direct Compensation, the Air Products Committee also reviews tally sheets which detail the value, earnings, and accumulated potential payout of each element of an Air Products executive officer’s compensation in various employment termination scenarios. The tally sheets help the Committee consider the retention value of an executive officer’s accumulated compensation package, compare Air Products executive officers’ accumulated compensation, and understand the impact of its compensation decisions on various termination of employment scenarios.

Compensation levels for Air Products employees who are not executive officers, including Messrs. Bitto, Loughlin and Valente, were established under a grade based structure. Each employee position is assigned a grade level based on the complexity of and skills required to perform the position and the overall scope of responsibility of the position. Base salary ranges, target annual incentive award levels and target long-term incentive award levels are established for each grade level based on survey data from companies that include the Survey Reference Group and other companies of similar size and complexity to Air Products. Within the base salary range for each grade, individual base salaries are determined by the individual’s manager with advice from Air Products’ Human Resources personnel based on performance, experience in the position, retention risk, potential and other factors, and are subject to overall organizational budget limits for salary increases. Annual

(1)	Consistent with industry practice, the Air Products Committee considers Total Direct Compensation within 15% of median to be competitive with median. This margin allows for year-to-year swings in data than can occur based on a number of factors unrelated to underlying compensation strategy.

incentive targets are based on the percentage of base salary assigned to the specific grade level and long-term incentive values are fixed dollar ranges assigned to each grade level. Within the range, individual managers determine long-term incentive values for each employee subject to overall budgets.

Going Forward

Versum anticipates that the process for setting Versum Executive Officer compensation levels will be similar to the process used by Air Products. Air Products has engaged Frederic W. Cook & Co. to assist in designing Versum’s anticipated executive compensation program. With the assistance of Frederic W. Cook & Co., an initial industry peer group will be developed to benchmark compensation in the markets in which Versum recruits for executive talent. The companies in the peer group are expected to be similar to Versum in terms of end markets, complexity, and revenue. Following the separation and distribution, Versum’s Compensation Committee is expected to retain its own consultant to advise it on compensation planning decisions and will determine appropriate peer groups for bench marking.

FISCAL YEAR 2015 DIRECT COMPENSATION COMPONENTS

Within the competitive target value for each Air Products executive officer’s Total Direct Compensation established by the Air Products Committee, the Air Products Committee determines the individual compensation components of the program.

Base Salary. Base salary is generally targeted at the Market Median, with adjustment where the Air Products Committee believes appropriate for proficiency, performance, experience, and the uniqueness of the responsibilities held by certain executive officers. For fiscal year 2015, the base salaries of all Air Products’ executive officers, including Mr. Novo, approximated Market Median.

Annual Incentive Plan. The Air Products Committee intends that target annual incentive opportunities for Air Products executive officers under the Air Products Annual Incentive Plan approximate the Market Median. Targets may be established at greater or lesser levels for individual Air Products executive officers based on performance factors, internal equity, experience in the position, or year-to-year swings in the market data. Actual annual incentive awards may be above or below target depending upon Air Products’ fiscal year performance as measured by the performance measures and goals established by the Committee at the beginning of the fiscal year. When performance exceeds the target goals for the performance measures, annual incentive awards may exceed target as well, and may exceed Market Median payouts. Actual annual incentive awards can range from 0% to 230% of target. Over the previous five years, Air Products executive officer awards have ranged from 50% to 208% of target.

Determination of annual incentive awards is a multi-step process which begins with establishing target opportunities. At the beginning of the fiscal year, the Air Products Committee determines Air Products executive officer target annual incentive awards as a percentage of each Air Products executive officer’s base salary based on the Survey Reference Group and Peer Reference Group competitive assessment. For Air Products employees who are not executive officers, target levels are determined by grade. For fiscal year 2015, the target award levels for the Versum Executive Officers were as follows:

Officer	% of Base Salary
G. Novo	75%
G. G. Bitto	45%
P. Loughlin	40%
M. Valente	40%

For fiscal year 2015, target annual incentive awards as a percentage of base salary for the Air Products executive officers, including Mr. Novo, approximated the Market Median. An executive officer’s actual award is determined by multiplying the target award by his or her individual payout factor.

As a first step in determining an Air Products executive officer’s individual payout factor, the Air Products Committee determines a payout factor which is derived from the performance measures, goal levels, and payout schedules established by the Air Products Committee at the beginning of the fiscal year. For fiscal year 2015, the Air Products Committee selected non-GAAP earnings per share targets as the performance measure for Air Products executive officers under the Annual Incentive Plan. The non-GAAP earnings per share targets were translated into business unit EBITDA targets for non-executive officer employees, including Messrs. Bitto, Loughlin and Valente.

Payout factors corresponding to the earnings per share levels are set out below. (Factors are interpolated between points.) See pages 124-125 for a reconciliation to Air Products GAAP measures.

Air Products 2015 Non-GAAP Earnings per Share (% increase from 2014)	Payout Factor
<$5.91	0%
$5.91 (2%)	50%
$6.57 (14%)	100%
$6.79 (17.5%)	150%
$7.00 (21%)	200%

The payout factor range is 30 percentage points above or below the payout factor determined from the schedule above based on Air Products’ performance for the year. Actual payout factors can be adjusted within the range by the Air Products Committee based on safety and individual performance and other nonfinancial factors.

For fiscal year 2015, Air Products’ non-GAAP earnings per share for purposes of the annual incentive award was $6.88, based on non-GAAP continuing operations(2). In determining fiscal year 2015 earnings per share, the Air Products Committee excluded certain non-recurring items and normalized for currency and foreign exchange impacts that were not anticipated in the operating plan because of the extraordinary negative impact of currency fluctuation, which the management team cannot influence, on financial results for fiscal year 2015.

The unadjusted payout factor, based solely on the financial results, was 171%. The payout range determined under the formula was 141% to 201%. The Air Products Committee adjusted the payout factor to 200% for Mr. Novo to recognize the outstanding performance of the Materials Technologies business for 2015. The Materials Technologies business increased Adjusted EBITDA 19% for the year, Adjusted EBITDA Margin by

(2)	Based on non-GAAP earnings per share of $6.57 adjusted for currency and foreign exchange impacts in excess of operating plan assumptions (.31). See pages 124-125 for a reconciliation to Air Products GAAP measures.

410 basis points, operating income by 26% and operating margin by 440 basis points. (See pages 124-125 for a reconciliation to Air Products GAAP measures). The payout factor for the overall Materials Technologies business unit, determined by Air Products management, was also 200%, which applied to Messrs. Bitto, Loughlin and Valente.

Long-Term Incentives. The Air Products Committee believes long-term incentive compensation is a critical part of Air Products executive officer compensation because it creates alignment with stockholders and promotes achievement of longer term financial and strategic objectives. In recent years the Committee has selected three balanced components for the Air Products executive officers’ long-term incentives: stock options to directly reward executives for increases in stock price; restricted stock which links Air Products executive officers’ interests to stockholder returns and provides a retention incentive; and “performance shares” which are conditioned on performance over a three-year period to provide focus on medium-term goals (for fiscal year 2015 grants, relative total shareholder return). For fiscal year 2015, the mix of intended long-term incentive value for Air Products executive officers was 55% performance shares, 25% restricted stock, and 20% stock options. The Air Products Committee chose this mix of performance shares, restricted stock, and stock options to emphasize performance conditioned incentives while providing a balance of stock-based compensation contingent on outcomes of long-term and medium-term decision making and encouraging retention. Because all components of the long-term incentive opportunity are delivered in Air Products stock-based awards, they all become more or less valuable with changes in Air Products stock value that affect stockholders.

The Air Products Committee determined the level of long-term incentive grants for fiscal year 2015 at the beginning of the fiscal year. Prior to making the grants, the Air Products Committee established an intended long-term incentive value for each Air Products executive officer. It is the Air Products Committee’s intent that the long-term incentive value approximate the Market Median award and bring the Total Direct Compensation opportunity for each executive officer to approximately the Market Median level when combined with base salary and target Annual Incentive Plan awards. For fiscal year 2015, all intended long-term incentive values for Air Products executive officers, including Mr. Novo, approximated the projected Market Median. The actual value realized may differ significantly (up or down) from the intended value due to Air Products’ stock price performance over the life of the awards, stockholder returns in the case of performance shares and restricted stock, the extent to which performance, and timing of individual exercises in the case of stock options.

Long-term incentive values for Air Products employees who are not executive officers are established according to guidelines for long-term incentive values by grade level. Each year Air Products management reviews the competitive positioning of its global long-term incentive guidelines for employees who are not executive officers. For fiscal year 2015, Air Products engaged Mercer to compare its long-term incentive guidelines to market survey data to determine competitiveness. Where indicated, adjustments are made each year to maintain the competitiveness of the guideline levels. For fiscal year 2015 the long-term incentive grants for employees in graded positions were allocated in the same equity mix as the Air Products Committee determined for executive officers: 55% Performance Shares, 25% Restricted Stock Units and 20% Stock Options.

Performance Shares.

2015 Performance Shares. The primary component of Air Products’ long-term incentive program for 2015 was performance shares. Performance shares entitle the recipient to receive one share of Air Products’ stock and accumulated dividend equivalents for each performance share earned upon the satisfaction of performance objectives and other conditions to earning the award. Performance shares are granted each year with overlapping three-year performance cycles. The awards are paid out at the end of the three-year period based on performance, if threshold performance goals are met.

Payouts of performance shares range from 0% to 215% of the target level of shares awarded. The target level is converted to shares based on the grant date closing market value of Air Products stock. The actual number of performance shares earned is determined by multiplying the target number of shares by a payout factor.

For fiscal year 2015, performance shares were granted conditioned upon the Air Products three-year Total Shareholder Return percentile rank compared to Total Shareholder Returns of Peer Reference Group members over the three-year performance period. “Total Shareholder Return” for this purpose is the increase or decrease in capital that would be experienced from purchasing a share of Air Products or Peer Reference Group member’s stock and holding it for the performance period, assuming that dividends are reinvested in Air Products’ or the Peer Group member’s stock on the ex-dividend date. The payout factor will be determined in accordance with the following schedule:

Company’s TSR Percentile Rank	Payout %
>75th %ile	200%*
50th %ile	100%
30th %ile	30%
<30th %ile	0%

*	The Committee may adjust the Payout Factor by up to 15 percentage points.

2015 Payout for FY2013-2015 Performance Shares. The Committee also established payout levels for performance shares granted in fiscal year 2013 which were tied to Air Products average return on capital employed net of cost of capital (“Net ROCE”) and earnings per share growth (“EPS Growth”) performance for fiscal years 2013-2015. The payout factor was determined using the formula below, reflecting performance during the three-year performance period:

67% Net ROCE Factor	+	33% EPS Growth Factor	=	Payout Factor

The Factor Schedule excerpted below applied to the fiscal year 2013 grants. The Committee reserved the discretion to adjust the payout level by up to 15 percentage points.

2013 Performance Shares Factor Schedule
Net ROCE (67%)		EPS Growth (33%)
ROCE over Cost of Capital	Payout %	EPS Growth	EPS Growth Factor
<0%	0%	0%	35%
0%	50%	4%	50%
3%	100%	7%	80%
5%	200%	9%	100%
		16%	200%

The EPS Growth and Net ROCE factors were determined using the Factor Schedule. The average Net ROCE over the performance period was 1.7% and the average EPS Growth was 7.1%, resulting in a calculated payout factor of 79% of the target shares. In determining performance, the Committee excluded certain items. See pages 124-125 for a reconciliation to Air Products GAAP measures. The Air Products Committee determined to use negative discretion to adjust the payout factor down to 64% to hold the management team accountable for the underperformance of certain investments made during the performance period.

Restricted Stock and Restricted Stock Units. Restricted stock awards are shares of Air Products common stock that possess voting and dividend rights but are subject to restrictions on transferability and forfeitable until vesting. The vesting conditions provide an incentive for retention, and the value of this compensation element increases or decreases in direct proportion to Air Products’ stock value. Individual award amounts were determined by calculating the value (based on the closing market value of a share of Air Products’ stock on the grant date) to approximate 25% of the total intended long-term incentive value for the executive officer. Mr. Novo received a grant of restricted stock in fiscal year 2015.

Restricted stock units are deferred stock units that are subject to a four year vesting period. “Deferred stock units” are an award type provided under Air Products’ Long-Term Incentive Plan that entitle the holder to one share of Air Products’ stock and accumulated dividend equivalents upon satisfaction of performance and/or time-based vesting conditions. Dividend equivalents are paid in cash and equal the dividends that would have accrued on a share of Air Products’ stock from the grant date of a deferred stock unit until it is paid out. Dividend equivalents are not paid until the award is vested. No dividend equivalents are paid on units that are forfeited. Generally, if the recipient’s employment terminates during the vesting period, the units will be forfeited. However, if the recipient’s employment terminates due to death, disability, or retirement one year or more after the grant date, the units will vest. Mr. Bitto and Mr. Loughlin received restricted stock units in fiscal year 2015.

Stock Options. Stock options were granted with an exercise price equal to the closing market value on the grant date, have a ten-year term, and vest ratably over the first three years of the term. Air Products executive officers are required to retain the equivalent of 50% of the net shares of Air Products stock received upon exercise for one year following exercise. In determining the number of stock options to grant, the Air Products Committee used a stock option valuation model provided by Mercer. The actual value realized is dependent on stock price appreciation at the time of exercise.

Granting Practices. Equity compensation awards to Air Products executive officers and other management employees under Air Products’ Long-Term Incentive Plan (except for off-cycle recruiting and retention awards) are granted as of the first NYSE business day in the month of December. Recruiting grants are generally issued as of the first day of employment and priced at the closing market value on that date. Off-cycle retention grants are made occasionally in response to extraordinary retention needs that arise during the year.

Treatment of Outstanding Equity Compensation. The treatment of outstanding equity compensation awards under the Air Products Long-Term Incentive Plan upon the separation and distribution will be provided in a subsequent amendment to this information statement.

EMPLOYEE BENEFIT PLANS AND OTHER COMPENSATION PRACTICES AND POLICIES

Air Products’ employee benefit programs are offered to be competitive and to provide reasonable security for its executives and other employees. Welfare and retirement benefits are offered at essentially the same level to all U.S. salaried employees, including executives.

Retirement Benefits. Air Products executive officers participate in Air Products’ generally available U.S. salaried retirement programs. The company maintains qualified retirement programs for its salaried employees, including a defined benefit pension plan and a savings and profit sharing plan. Air Products also maintains a nonqualified pension plan and nonqualified deferred compensation plan in which the Air Products executive officers and other eligible employees participate. The plans are discussed in more detail below in the narrative accompanying the Pension Benefits table and the Nonqualified Deferred Compensation table.

Welfare Benefits. Air Products provides medical and dental coverage, life insurance, and disability insurance to Air Products executive officer under the same programs offered to all salaried employees. All participating employees pay a portion of the cost of these programs.

Severance and Change in Control Arrangements. Severance and change in control arrangements are provided to support major corporate and management transitions. The Air Products Committee believes these arrangements provide benefit to Air Products and its stockholders. The Air Products Committee periodically reviews these arrangements in depth for market competitiveness and appropriateness for Air Products’ business.

Severance. Mr. Novo participates in the Air Products Executive Separation Program. This program is intended to facilitate changes in the leadership team by establishing terms for the separation of an Air Products executive officer in advance, allowing a smooth transition of responsibilities when it is in the best interests of Air

Products. The program provides severance benefits and accelerated vesting of certain long-term incentives upon involuntary termination other than for cause or voluntary termination for good reason.

Messrs. Bitto, Loughlin and Valente participate in the regular Air Products’ Severance Plan.

Change in Control Arrangements. To enable the management team to negotiate effectively for stockholders without concern for their own future in the event of any actual or threatened change in control of Air Products, Air Products has entered individual change in control severance agreements for Air Products executive officers, including Mr. Novo. Mr. Novo’s agreement gives him specific rights and benefits if, following a change in control, his employment is terminated by Air Products without “cause” (as defined) or he terminates employment for “good reason” (as defined). Details of the agreements are described below on pages 121-123.

Messrs. Bitto and Loughlin also participate in a special change in control severance plan for employees not covered by a change in control severance agreement. This plan was closed to new employees in June 2009, so Mr. Valente is not eligible to participate.

Recruiting and Retention Arrangements. Air Products from time to time provides special recruiting or retention incentives to address special needs. These may be off-cycle grants of stock based awards or cash awards which vest at the end of a retention period and/or recruiting awards intended to replace equity compensation provided by a previous employer that is forfeited by joining the company. During fiscal year 2015, Mr. Valente received a cash recruiting award of $300,000 that will vest upon his completion of one year of service at Air Products. He also received a recruiting grant of long term incentive awards with an intended value of $100,000, allocated 55% performance shares, 25% restricted stock units and 20% stock options.

Executive Officer Stock Ownership. The Air Products Committee has approved ownership guidelines that require the company’s executives to achieve an ownership stake in Air Products that is significant in comparison with the executive’s salary. The ownership guidelines are six times base salary for the Chief Executive Officer and two to three times base salary for other Air Products executive officers. Messrs. Novo, Bitto and Loughlin were subject to these guidelines for 2015. The Air Products executive officers are expected to achieve the specified ownership level within five years of assuming their position. Air Products executive officers may count toward these requirements the value of shares owned, share equivalents held in their Retirement Savings Plan (401(k)) accounts, earned performance shares, restricted shares, and deferred stock units which are fully vested and held in Air Products’ nonqualified deferred compensation plan. Stock options and unearned performance shares are not counted. Messrs. Novo, Bitto and Loughlin are currently in compliance with this policy.

Hedging and Pledging Policy. It is the policy of Air Products that its executive officers and directors may not purchase or sell options on Air Products stock; engage in short sales with respect to Air Products stock; or trade in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Air Products stock. It is also the policy of Air Products that shares of Air Products stock owned by executive officers or directors may not be held in a margin account or pledged as collateral on a loan.

Clawback Policy. Air Products equity plans and agreements provide that awards may be cancelled and that certain gains will be “clawed back” (i.e., must be repaid to Air Products) if one of its executive officers engages in activity that is detrimental to Air Products, such as performing services for a competitor, disclosing confidential information, or violating Air Products policies. The Air Products Committee has also adopted a policy allowing the clawback of cash incentive payments and performance shares in the event an Air Products executive officer’s conduct leads to a restatement of Air Products’ financial results. The Air Products Committee may, in its discretion, seek to recoup any bonus or incentive compensation paid to an Air Products executive officer if (i) the amount of such payment was based on the achievement of certain financial results that were subsequently the subject of a restatement, (ii) the Air Products Committee determines that the Air Products executive officer engaged in misconduct that resulted in the requirement to restate, and (iii) a lower payment would have been made to the Air Products executive officer based upon the restated financial results.

Going Forward

Following the separation, the Versum Committee is expected to adopt appropriate benefits for Versum Executive Officers that are consistent with market practices and part of a competitive compensation program. These benefits may include severance and change in control arrangements that will facilitate major corporate transactions. It is also expected that the Versum Committee will adopt stock ownership, anti-hedging and pledging and clawback policies that are consistent with customary governance practices.

EXECUTIVE COMPENSATION TABLES

2015 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards(B)	Option Awards(C)	Nonequity Incentive Plan Compen- sation(D)	Changes in Pension Value and Nonqualified Deferred Compen- sation Earnings(E)	All Other Compen- sation(F)	Total
G. Novo	2015	$465,000		$843,379	$182,789	$698,000	$3025	$45,112	$2,237,305
President and Chief Executive Officer

G.G. Bitto	2015	$357,713		$302,972	$65,603	$323,700	$264,138	$11,451	$1,325,578
Senior Vice President and Chief Financial Officer

P.F. Loughlin	2015	$270,695		$174,802	$37,859	$218,300	$156,294	$8,666	$866,617
Senior Vice President, Operations and Supply Chain

M.W. Valente	2015	$98,077		$97,471	$21,012	$80,300	$14	$6,664	$303,538
Senior Vice President Law and Human Resources, General Counsel and Secretary(A)

(A)	Mr. Valente joined Air Products on June 1, 2015, so the amounts in the table reflect partial year compensation for him.
(B)	This column shows the grant date fair value of restricted stock, restricted stock units and performance shares granted in 2015. Generally, the expense for these awards is recognized over the vesting or performance period, unless the recipient is eligible for retirement and the award vests upon retirement, in which case the expense may be recognized entirely in the year of grant. The calculation of these amounts disregards any estimate of forfeitures related to time-based conditions. The valuation models and assumptions applicable to these grant date fair values are set forth in Note 19, Share-Based Compensation, to Air Products’ audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015, filed with the SEC on November 24, 2015. The amounts shown may not correspond to the actual value that may be realized. The grant date fair values of the performance shares are based upon probable outcomes of market-based performance conditions as stipulated in the grants. If, at the grant date, the performance shares probable outcome was 215% of the target number of shares (the maximum potential payout), the total value realized would increase from the amounts shown by 59.3%. Maximum values are displayed in the table below. For more information on awards made in fiscal year 2015, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table on pages 110 and 112, respectively.

2015 Performance Shares

Officer	Value Included	Maximum Value
G. Novo	$630,990	$1,004,970
G. G. Bitto	$226,604	$360,909
P. F. Loughlin	$130,711	$208,181
M. W. Valente	$72,552	$115,553

(C)	This column shows grant date fair value of stock options granted in the fiscal year indicated, disregarding any estimate of forfeitures relating to time-based vesting. The assumptions for the valuation determination are set forth in Note 19 to Air Products’ audited financial statements included in its Form 10-K filed with the SEC on November 24, 2015. Additional information regarding these awards is set forth in the “Grants of Plan-Based Awards” and “Outstanding Equity Awards” tables and accompanying footnotes.
(D)	Amounts in this column reflect Annual Incentive Plan awards. At their election, participants may defer awards received under this Plan. Amounts deferred are also reflected as “Executive Contributions” in the “Nonqualified Deferred Compensation” table.
(E)	Amounts in this column reflect the annual change in the actuarial present value of each officer’s accumulated tax qualified and nonqualified pension benefits and interest considered to be above market interest credited to their Deferred Compensation Plan balances.

The pension accrual amounts represent the difference between the September 30, 2014 and September 30, 2015 actuarial present value of accumulated benefits under Air Products’ tax qualified and nonqualified pension plans for Mr. Bitto and Mr. Loughlin. Messrs. Novo and Valente are not eligible for these plans. These amounts are as follows:

G. G. Bitto	$257,857
P. F. Loughlin	$152,293

Interest is calculated for the Air Products Deferred Compensation Plan accounts using a Moody’s A-rated Corporate Bond Rate because this is comparable to the rate Air Products pays its other creditors on long-term obligations. When this rate exceeds 120% of a rate set by the U.S. Internal Revenue Service, it is treated as above market interest, even though it is based on a market average for corporate bonds. The amounts included as above market interest were as follows:

G. Novo	$3,025
G. G. Bitto	$6,281
P. F. Loughlin	$4,001
M. W. Valente	$14

(F)	Amounts shown in this column are as follows:

	Contributions Under Defined Contribution Plans	Group Term Life Insurance Premiums
G. Novo	$44,175	$937
G. G. Bitto	$10,731	$720
P. F. Loughlin	$8,121	$545
M. W. Valente	$6,462	$202

2015 GRANTS OF PLAN-BASED AWARDS

Name	Award Type	Grant Date	Estimated Future Payouts Under Nonequity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
			Threshold	Target	Maximum	Threshold	Target	Maximum
G. Novo	Annual Incentive Plan		0	$348,750	$802,125
	Performance Shares	12/1/2014				0	3,244	6,975				$630,990
	Stock Options	12/1/2014								4,915	$144.09	$182,789
	Restricted Shares	12/1/2014							1,474			$212,389

G. G. Bitto	Annual Incentive Plan		0	$161,825	$372,198
	Performance Shares	12/1/2014				0	1,165	2,505				$226,604
	Stock Options	12/1/2014								1,764	$144.09	$65,603
	Restricted Stock Units	12/1/2014							530			$76,368

P. F. Loughlin	Annual Incentive Plan		0	$109,134	$251,008
	Performance Shares	12/1/2014				0	672	1,445				$130,711
	Stock Options	12/1/2014								1,018	$144.09	$37,859
	Restricted Stock Units	12/1/2014							306			$44,092

M. W. Valente	Annual Incentive Plan		0	$40,000	$92,253
	Performance Shares	6/1/2015				0	373	802				$72,552
	Stock Options	6/1/2015								565	$147.45	$21,012
	Restricted Stock Units	6/1/2015							169			$24,919

The Grants of Plan-Based Awards table reports the dollar value of cash (nonequity) incentive awards and the number and value of equity awards granted during fiscal year 2015. With regard to cash incentives, this table reports the range of potential value that could have been obtained; whereas the Summary Compensation Table reports the actual value realized for fiscal year 2015. Equity values represent the grant date values of the awards determined under FASB ASC Topic 718 for purposes of financial statement reporting, which are based on probable outcomes.

Nonequity Incentive Plan Awards—Annual Incentive Plan. Annual Incentive Plan awards are based on performance for the fiscal year. The Air Products Committee approves performance measures and goals and payout schedules prior to or at the beginning of the fiscal year. Following the end of the fiscal year, the Air Products Committee determines the range of actual amounts that can be paid out under a formula which reflects Air Products’ performance against the approved performance goals. Individual awards are determined by the Air Products Committee within the range, based on individual performance. There is no minimum bonus under the terms of the Plan, so the threshold amount is shown as 0. For more information on fiscal year 2015 targets and the award determination, see pages 101-103.

Equity Incentive Plan Awards—Performance Shares. The Equity Incentive Plan Awards reflected in the table are performance shares. Performance shares are deferred stock units whose earn out is conditioned on Air Products’ total shareholder return during a three year performance period relative to the Peer Reference Group. “Deferred stock units” are an award type provided under the Air Products Long-Term Incentive Plan that entitle the holder to the value of one share of Air Products stock and accumulated dividend equivalents upon satisfaction of performance and/or time-based vesting conditions. Dividend equivalents are paid in cash and equal the dividends that would have accrued on a share of Air Products stock from the grant date of a deferred stock unit until it is paid out. Dividend equivalents are not paid until the award is vested. No dividend equivalents are paid on units that are forfeited.

The performance shares reflected in the table have a three-year performance cycle which will be completed at the end of fiscal year 2017. The number of performance shares that will be paid out is based on the formula described on page 104. Performance shares are generally forfeited if employment is voluntarily terminated during the performance period. If employment is terminated due to death, disability, or retirement one year or more after the grant date, a pro-rata portion of any performance share payout will be paid upon completion of the performance period. Upon involuntary termination without cause, a prorated portion of the performance share payout is received at the end of the performance period. Upon a termination covered by the Executive Separation Program described on pages 118-119, the terms of that Program regarding treatment of equity compensation will apply.

Other Stock Awards—The Other Stock Awards reflected in the table are shares of restricted stock and restricted stock units.

Restricted Stock Awards and Restricted Stock Units. Shares of restricted stock are shares of Air Products stock that are issued in an Air Products executive officer’s name subject to restrictions on transferability. The shares may be voted but the Air Products executive officer may not sell or transfer restricted stock during the vesting period. Dividends are paid on the restricted stock during the vesting period. Restricted stock granted in fiscal year 2015 is subject to a four-year vesting period. Generally, if an Air Products executive officer’s employment terminates during the vesting period, the stock will be forfeited. However, if an Air Products executive officer’s employment terminates due to death, disability, or retirement one year or more after the grant date, the stock will vest. If an Air Products executive officer’s employment termination is covered by the Executive Separation Program described on pages 118-119, the terms of that Program regarding treatment of equity compensation will apply.

Restricted Stock Units are deferred stock units that vest four years after the grant date. If the recipient terminates due to death, disability or retirement, one year or more after the grant date, the units will vest. Upon involuntary termination without cause, a pro rata portion of the units will vest. Restricted stock units entitle the holder to one share of Air Products stock and dividend equivalents upon vesting. Dividend equivalents are paid in cash and equal the dividends that would have accrued on a share of stock from the grant date to the vesting date.

Stock Options. The options reflected in the table have an exercise price equal to the closing market value of Air Products’ stock on the grant date. They become exercisable in one-third increments on the first three anniversaries of grant, and generally remain exercisable until ten years after the grant date; however, except as described below, exercisable options generally expire ninety days after voluntary termination of employment and 180 days after involuntary termination without cause, and non exercisable options are forfeited. Options granted more than one year prior to termination due to death, disability, or retirement continue to become and remain exercisable for their full term. If a termination is covered by the Executive Separation Program described on pages 118-119, the terms of that Program regarding treatment of equity compensation will apply. Options are subject to forfeiture for engaging in specified activities such as competing with the company. Upon exercise of the options, actively employed Air Products executive officers, including Mr. Novo, must retain the equivalent of 50% of the net shares received (after deducting the exercise price, taxes, and commissions) for a one-year period.

Treatment of outstanding equity compensation upon the separation and distribution will be discussed in subsequent amendments to this information statement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Officer						Stock Awards
	Option Awards(A)					Number of Shares or Units of Stock Held That Have Not Vested (#)(B)	Market Value of Shares or Units of Stock Held That Have Not Vested(C)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(D)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested(C)
	Option Grant Date	Number of Shares Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration Date
		Exercisable	Unexercisable
G. Novo						8,120	$1,035,950	8,925	$1,138,652
	09/12/2012	9,993		$83.39	09/12/2022
	12/03/2012	10,660	5,330	$81.57	12/03/2022
	09/12/2013	5,482	2,742	$105.73	09/12/2023
	12/02/2013	4,220	8,442	$107.69	12/02/2023
	12/01/2014		4,915	$144.09	12/01/2024
G.G. Bitto						10,211	$1,302,719	3,520	$449,082
	10/02/2006	6,000		$67.23	10/02/2016
	10/01/2007	5,800		$98.85	10/01/2017
	10/01/2008	10,213		$66.90	10/01/2018
	12/01/2009	5,859		$83.60	12/01/2019
	12/01/2010	5,557		$86.39	12/01/2020
	12/01/2011	6,353		$82.64	12/01/2021
	12/03/2012	4,478	2,239	$81.57	12/03/2022
	12/02/2013	2,060	4,120	$107.69	12/02/2023
	12/01/2014	0	1,764	$144.09	12/01/2024
P.F. Loughlin						2,072	$264,346	1,913	$244,061
	10/02/2006	3,000		$67.23	10/02/2016
	10/01/2007	3,100		$98.85	10/01/2017
	10/01/2008	5,919		$66.90	10/01/2018
	12/01/2009	3,906		$83.60	12/01/2019
	12/01/2010	3,658		$86.39	12/01/2020
	12/01/2011	3,984		$82.64	12/01/2021
	12/03/2012	3,109	1,555	$81.57	12/03/2022
	12/02/2013	985	1,970	$107.69	12/02/2023
	12/01/2014		1,018	$144.09	12/01/2024
M.W. Valente						169	$21,561	746	$95,175
	06/01/2015	0	565	$147.45	06/01/2025

(A)	Grant dates for all stock options are shown in the first column. All stock options become exercisable in three consecutive, equal annual installments on the first, second, and third anniversary of the grant date. Stock options are subject to special vesting rules upon a change in control of Air Products.
(B)	This column reflects unvested restricted stock, performance shares that had been earned but not paid, and other deferred stock units described below that entitle the holder to a share of Air Products stock and dividend equivalents accumulated since the date of grant upon vesting.

Restricted Stock. Restricted stock granted to Mr. Novo reflected in this column is as follows:

Date of Grant	Amount	Date Vesting
December 1, 2012	1838	December 1, 2016
December 1, 2013	1741	December 1, 2017
December 1, 2014	1474	December 1, 2018

Restricted stock is forfeited upon termination of employment other than death, disability, or retirement and is subject to special vesting rules for terminations covered by the Executive Separation Program described on pages 118-119 or upon a change in control of Air Products.

Deferred Stock Units. This column reflects four kinds of deferred stock units: (i) deferred stock units that vest upon death, disability, or retirement (“career-vesting deferred stock units”); (ii) earned performance shares granted in fiscal year 2013 that vested on December 1, 2015; (iii) special retention and recruiting grants; and (iv) four-year vesting restricted stock units; i.e. deferred stock units that vest four years after the grant date. All deferred stock units are subject to special vesting rules for involuntary terminations or upon a change in control.

(i)	The number of career vesting deferred stock units shown is 1,300 for Mr. Bitto.

(ii)	Fiscal year 2013 earned performance shares are as follows:

Officer	Number of Units
G. Novo	1,176
G. G. Bitto	495
P. F. Loughlin	344

(iii)	This column also reflects special recruiting grants of 1891 deferred stock units granted to Mr. Novo, and 169 deferred stock units granted to Mr. Valente. These units are forfeited upon termination of employment other than due to death or disability prior to vesting. Mr. Novo’s units were granted in fiscal year 2013 and will vest in September 2016. Mr. Valente’s units will vest on June 1, 2019.

This column also reflects special retention grants made to Mr. Bitto of 3,000 restricted stock units on December 2, 2013 and 2,500 restricted stock units on February 1, 2013. These units vest on December 2, 2015 and February 1, 2017, respectively. Retention grants generally are forfeitable upon termination of employment prior to vesting except for death or disability.

(iv)	This column also reflects four-year vesting restricted stock units granted to Mr. Bitto and Mr. Loughlin as follows:

		Number of Units
Date of Grant	Date Vesting	Bitto	Loughlin
December 1, 2011	December 1, 2015	763	478
December 1, 2012	December 1, 2016	773	537
December 1, 2013	December 1, 2017	850	407
December 1, 2014	December 1, 2018	530	306

(C)	These amounts are based on the 2015 fiscal year-end NYSE closing market price of Air Products’ stock, $127.58.
(D)	This column reflects performance shares granted in fiscal years 2014 and 2015. These shares are conditioned upon performance during three-year cycles ending on September 30, 2016 and September 30, 2017, respectively. These awards will earn out and be paid following the end of the relevant performance period as indicated in the chart below. The values and numbers of shares for the fiscal year 2014 awards are shown at the target level based on current expectations that performance will be beneath the target level. The 2015 awards are shown at maximum level based upon performance as of September 30, 2015 exceeding target.

	End of Performance Period
Officer	09/30/2016	09/30/2017
G. Novo	2437	6488
G. G. Bitto	1190	2330
P. F. Loughlin	569	1344
M. W. Valente	N/A	746

2015 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#) (A)	Value Realized On Vesting(B)
G. Novo	0	$0	2,398	$325,217
G. G. Bitto	4,534	$393,597	1,130	$157,227
P. F. Loughlin	3,100	$279,868	730	$101,680
M. W. Valente	0	$0	0	$0

(A)	The shares in this column include restricted stock units granted to Mr. Novo in fiscal year 2012 which vested in September 2015 and restricted stock units granted to Mr. Bitto and Mr. Loughlin on December 1, 2011 that vested on December 1, 2015.
(B)	The following dividend equivalents were paid on the performance share awards and the restricted stock units, but are not included in the Value Realized:

Officer	Dividend Equivalents Paid
G. Novo	$21,150
G. G. Bitto	$10,918
P. F. Loughlin	$7,073

2015 PENSION BENEFITS

Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
G. Novo	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	0	$0	$0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	0	$0	$0
G. G. Bitto	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	28.4567	$1,164,220	$0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	28.4567	$1,090,451	$0
P. F. Loughlin	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	26.9135	$997,894	$0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	26.9135	$622,854	$0
M. W. Valente	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	0	$0	$0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	0	$0	$0

The table above illustrates the actuarial present value of accrued pension benefits for the Executive Officers under defined benefit plans as of September 30, 2015. Actuarial present values are complex calculations that rely on many assumptions. Air Products has calculated the amounts shown above generally using the same assumptions used in determining the pension cost recognized in its financial statements which are described in a footnote to the financial statements and under “Critical Accounting Policies” in the Management Discussion and Analysis in the financial statements, both of which are included in Air Products’ Form 10-K filed with the SEC on November 24, 2015. However, in accordance with SEC requirements, these values are calculated assuming payment begins the earliest date the Executive Officer can receive an unreduced early retirement benefit. Actual fiscal year 2015 annual incentive awards were used in the calculation; whereas the value in the financial statements is based on estimated annual incentive awards.

The Air Products Pension Plan for Salaried Employees (“Salaried Pension Plan”) is a funded, tax qualified defined benefit plan funded entirely by Air Products. All U.S. salaried employees hired before October 1, 2004 are eligible to participate; however, participants as of January 1, 2005 were given the opportunity to make a one-time election to prospectively receive their primary retirement benefit under Air Products’ qualified defined contribution plan, the Retirement Savings Plan. (Mr. Novo and Mr. Valente are not eligible for this Plan). Benefits under the Plan are paid after retirement in the form of a monthly annuity. Participants may select from monthly payments for their lifetime or smaller monthly payments for their life and the life of a beneficiary.

The amount of the benefit under the Salaried Pension Plan is based on the following formula:

1.184% x Years of Service (not to exceed 35) x Average Monthly Compensation (Up to the Average Social Security Maximum Taxable Wage Base)

Plus

1.5% x Years of Service (not to exceed 35) x Average Monthly Compensation (In excess of the Average Social Security Maximum Taxable Wage Base)

Plus

1.5% x Years of Service (in excess of 35) x Average Monthly Compensation

“Average Monthly Compensation” is the average monthly compensation for the 36 months (or 3 years) during which the participant’s compensation was the highest during the ten years preceding retirement; generally this is the participant’s average base salary for the three years preceding retirement. The “Average Social Security Maximum Taxable Wage Base” is the average of the U.S. Social Security Wage Bases over a 35-year period.

Benefits under the Salaried Pension Plan become vested after a participant has completed five years of service. The Normal Retirement Age under the Salaried Pension Plan is age 65. A participant with at least five years of service may retire after attaining age 55 and receive a benefit reduced by 3% per year for the number of years prior to their attaining age 62. Participants who were age 50 on or before January 1, 2005 are eligible for early retirement at age 55 with no reduction in benefit if the sum of their age and credited service under the Plan equals 80 or more at the time of retirement. Participants who had not attained age 50 on January 1, 2005 may receive the portion of their benefit accrued on that date unreduced upon retirement at age 55 or later if the sum of their age and credited service under the Plan equals 80 or more at the time of retirement.

Under U.S. federal tax laws, benefits payable under the Salaried Pension Plan, and compensation which can be considered in calculating the benefits, are limited. The Supplementary Pension Plan of Air Products and Chemicals, Inc. (“Supplementary Plan”) is a nonqualified, unfunded pension plan that provides benefits that cannot be provided under the Salaried Pension Plan due to these limits. Benefits under the Supplementary Plan are calculated using the same formula as the Salaried Pension Plan, but there is no limit on the amount of base salary that can be covered by the pension formula, and Average Monthly Compensation under the Supplementary Plan also includes Annual Incentive Plan awards.

Supplementary Plan benefits are subject to the same vesting and early retirement terms as the Salaried Pension Plan. Supplementary Plan benefits are generally payable following retirement in one of the annuity forms available under the Salaried Pension Plan or, at the election of the participant, in a lump sum. In the case of executive officers and certain other executives, distribution of benefits under the Supplementary Plan, whether in annuity or lump sum form, is delayed for six months after termination of employment to comply with U.S. federal tax laws.

2015 NONQUALIFIED DEFERRED COMPENSATION

Amounts shown in this table are provided under Air Products’ nonqualified Deferred Compensation Plan.

Name	Executive Contributions in Last FY(A)	Registrant Contributions in Last FY(B)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
G. Novo	$119,380	$28,437	$12,883	$0	$369,297
G. G. Bitto	$50,595	$9,487	$27,210	$0	$699,515
P. F. Loughlin	$84,821	$4,973	$13,935	$0	$507,814
M. W. Valente	$6,923	$2,769	$50	$0	$9,742

(A)	All amounts reported in this column were voluntary deferrals of base salary or Annual Incentive Plan awards by the executive officers. These amounts are also reported in the Summary Compensation Table.
(B)	Amounts reported in this column are matching credits based on each officer’s voluntary deferrals of base salary. In the case of Mr. Novo and Mr. Valente, a contribution credit of a percentage of their base salaries in excess of tax law limits on Retirement Savings Plan contributions and their Annual Incentive Plan awards is also included because they receive their primary retirement benefit under Air Products’ defined contribution plans rather than the pension plans. The percentage is based on years of service and for fiscal year 2015 was 4% in the case of Mr. Novo and Mr. Valente. These amounts are also reported in the Summary Compensation Table.

Air Products provides the tax qualified Retirement Savings Plan (the “RSP”) to all U.S.-based salaried employees of Air Products. Currently, U.S. tax laws limit the amounts that may be contributed to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under the RSP. The Deferred Compensation Plan is intended to make up, out of general assets of Air Products, an amount substantially equal to the benefits an employee did not receive under the RSP due to these limits. U.S. employees who participate in the Annual Incentive Plan, including all the Versum Executive Officers, are eligible to participate in the Deferred Compensation Plan. Participants can elect to defer up to 16 percent of base salary on a before-tax basis (offset by amounts deferred under the RSP). The Deferred Compensation Plan provides a matching credit in the same amounts as matching contributions under the RSP; i.e., 75 percent of the first three percent of base salary deferred by participants and 25 percent of the next three percent of base salary deferred. In addition to base salary, Plan participants may also elect to defer Annual Incentive Plan awards. No matching credit is provided for these deferrals.

For employees who receive their primary retirement benefit under Air Products’ defined contribution plans rather than the pension plans, the RSP provides an enhanced matching contribution of 75% of elective deferrals up to 4% of base salary and 50% of elective deferrals of an additional 2% of base salary; and a defined contribution primary retirement benefit contribution of 4 to 6% of base salary, depending on years of service, The Air Products Deferred Compensation Plan provides a comparable matching credit and primary retirement benefit credit for base salary to the extent not covered under the RSP due to tax law limits, and a primary retirement benefit credit of 4 to 6% for Annual Incentive Plan awards. The primary retirement contributions and credits vest ratably over the participant’s first five years of service for Air Products.

Participants may elect to have their Air Products Deferred Compensation Plan balances earn interest at a corporate bond rate or be deemed to be invested in Air Products stock, and earn dividend equivalents and market appreciation on the stock. If a participant chooses the Air Products stock alternative, his account balance will be distributed in shares of Air Products stock, except for dividend equivalents.

Participants can elect to receive payments of their Air Products Deferred Compensation Plan balances in one to ten annual installments following termination from service. Executive officers and certain other executives cannot commence distribution until six months following termination to comply with tax laws.

Potential Payments Upon Termination or Change in Control

Termination Prior to Change in Control

Potential payments to Air Products executive officers upon termination other than a change in control vary depending on the exact nature of the termination and, generally, whether the executive officer is retirement eligible at the time of the termination. Retirement eligibility for Air Products’ U.S. employees, including executive officers, generally occurs upon the attainment of age 55 after completing at least five years of service to Air Products. Mr. Bitto and Mr. Loughlin are eligible for retirement.

The following discussion explains potential payments to the Versum Executive Officers under various termination scenarios.

Voluntary Termination Other Than Retirement

A voluntary termination by Mr. Bitto or Mr. Loughlin would be a retirement discussed below. If Mr. Novo or Mr. Valente voluntarily terminated employment with Air Products prior to retirement eligibility, like all salaried employees of Air Products, he would receive any unpaid salary and accrued vacation, vested RSP balances and nonqualified deferred compensation, and earnings thereon.

Air Products’ Annual Incentive Plan participants generally must remain employed until the last day of the fiscal year to receive an Annual Incentive Plan award for the fiscal year. Therefore, if Mr. Novo or Mr. Valente voluntarily terminated, he would forfeit any Annual Incentive Plan award for the fiscal year of termination, unless he terminated on the last day of the year. If he had voluntarily terminated on September 30, 2015, he would be eligible for a fiscal year 2015 Annual Incentive Plan award in an amount, if any, determined by the Air Products Committee in its discretion.

Most outstanding awards under the Air Products Long-Term Incentive Plan would be forfeited by Mr. Novo or Mr. Valente upon a voluntary termination, including all unexercisable stock options, all restricted stock, restricted stock units and all performance shares, whether or not earned. Exercisable stock options would continue to be exercisable for 90 days following termination and then, if unexercised, would be forfeited.

Retirement

Upon retirement, Mr. Bitto and Mr. Loughlin would be entitled to unpaid salary and accrued vacation, their qualified and nonqualified pension, vested RSP balances and nonqualified deferred compensation described above, and retiree medical benefits on the same terms as for all salaried employees meeting age and service conditions. They could also receive, in the discretion of the Air Products Committee, an Annual Incentive Plan award for the year of retirement. In addition, like all Long-Term Incentive Plan participants, they would receive the following treatment of their outstanding long-term incentive awards:

•	All outstanding stock options which were granted one year or more prior to retirement continue to become exercisable in accordance with the normal schedule as if the participant remained employed, and will be exercisable for the normal term. Options granted less than one year prior to retirement are forfeited.

•	Four year vesting restricted stock units awarded at least one year prior to grant vest upon retirement and are paid at the end of the four year period. Retention grants of restricted stock units would be forfeited upon retirement.

•	Career-vesting deferred stock units and all dividend equivalents thereon would vest and be paid six months after retirement. Career-vesting deferred stock units comprise several types of awards granted that vest upon death, disability, or retirement.

•	All earned performance shares and dividend equivalents thereon would be paid on the normal schedule (except career-vesting performance shares). A pro-rata portion of unearned performance shares awarded at least one year prior to retirement and associated dividend equivalents would be paid in accordance with the normal schedule and at the normal payout level if performance thresholds are met. Performance shares awarded less than one year prior to retirement would be forfeited.

Estimated Payments Upon Retirement

As of September 30, 2015

The table below shows the value of outstanding long-term incentive awards that would have vested upon Mr. Bitto’s and Mr. Loughlin’s retirement from Air Products as of September 30, 2015, and the value of awards that would have been forfeited. Amounts are based on the closing price of a share of Air Products stock as of September 30, 2015 ($127.58). Mr. Novo and Mr. Valente were not eligible for retirement on September 30, 2015, so no amounts are shown for them.

Officer	Unvested Stock Options(A)	Restricted Stock Units	Career-Vesting Deferred Stock Units	Performance Shares(B)	Value of Awards Forfeited
G. G. Bitto	$184,963	$323,476	$194,606	$172,707	$944,999
P. F. Loughlin	$110,714	$193,118	$0	$97,149	$127,111

(A)	Options granted in fiscal year 2015 would be forfeited.
(B)	Actual payouts are shown for Performance Shares granted in fiscal year 2013. Unearned performance shares are shown at the target payout level. Amounts include accumulated dividend equivalents. Performance Shares granted in fiscal year 2015 and a prorated portion of the fiscal year 2014 grants would be forfeited.

Executive Separation Program

The Air Products Committee established the Executive Separation Program (the “Separation Program”) for Air Products executive officers to facilitate changes in the leadership team and recruiting of senior executives. During fiscal year 2015, Mr. Novo was covered by this Separation Program. An Air Products executive officer becomes eligible for program benefits upon involuntary termination of employment other than for “Cause” or upon voluntary termination for “Good Reason”. Termination of employment due to a divesture, transfer, or spin-off of a business unit is not covered by the program if the executive officer continues to be employed by the divested, transferred, or spun-off unit. A termination for Cause occurs upon the Officer’s failure to substantially perform his duties after demand therefor, willful misconduct, certain illegal acts, insubordination, dishonesty, or violation of Air Products’ Code of Conduct. “Good Reason” includes:

•	A material adverse change in the officer’s position, material diminution of his duties or authority, or assignment to him of duties or responsibilities inconsistent with his status;

•	A decrease in the officer’s salary or a material reduction in, benefits, or annual incentive compensation opportunities if not similarly applied to other highly compensated employees; or

•	A relocation of the officer’s principal workplace more than 50 miles from the existing location.

Benefits under the Separation Program are contingent upon the officer’s continuing to perform the duties typically related to his position (or such other position as the Air Products board of directors reasonably requests) until termination, and assistance in the identification, recruitment, and/or transitioning of his successor. The officer also is required to sign a general release of claims against Air Products and a two-year noncompetition, nonsolicitation, and nondisparagement agreement. If all these requirements are met, the Air Products executive officer is entitled to cash benefits as follows:

•	A cash severance payment of one times (two in the case of the Chief Executive Officer) the executive officer’s annual base salary and average annual incentive award for the three of the last five years for which his award was highest;

•	A bonus for the year of termination equal to a pro-rata portion of the executive officer’s average annual incentive award for the three of the last five years for which his award was highest or if less, the number of years he received awards;

•	Outplacement assistance;

•	A cash payment equal to the actuarial equivalent of pension benefits that would have accrued based on two additional years of service in the case of the Chief Executive Officer and one additional year of service in the case of other Air Products executive officers who participate in the pension plans;

•	A cash payment for the executive officers who are not eligible for early retirement, and participate in the pension plans, equal to the value of the early retirement subsidy provided under the pension plans on the officer’s accumulated benefit, calculated with an additional one year of service; and

•	For Mr. Novo, and other Air Products executive officers who receive their primary retirement benefit under Air Products’ defined contribution plans, a cash payment equal to the additional (nonmatching) contributions and credits he would have received under the RSP and the Deferred Compensation Plan, respectively, had he remained employed an additional year, assuming base salary remained the same and the Annual Incentive Plan award was the higher of his most recent awards or the average of his last three awards.

Noncash benefits are also provided or maintained under the Separation Program as follows:

•	Air Products pays the cost of continued coverage under Air Products’ medical and dental plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for Air Products executive officers and their dependents for one year following termination. (Retirement eligible executive officers participate in the medical plan on the same basis as other salaried retirees at no incremental cost to Air Products.)

•	Nonretirement eligible Air Products executive officers forfeit unexercisable stock options. Their exercisable options remain in effect for the normal term. Retirement provisions described above apply to the stock options of retirement eligible Air Products executive officers.

•	A pro-rata portion of four-year vesting restricted stock and recruiting and retention grants of deferred stock units vest. The remaining four-year vesting restricted stock and recruiting and retention grant deferred stock units are forfeited. However, retirement provisions described above apply to outstanding restricted stock held by retirement eligible Air Products executive officers if more favorable.

•	Career-vesting restricted stock and deferred stock units become fully vested.

•	A pro-rata portion of unearned performance shares based on actual performance at the end of the performance period vest and are paid at the end of the performance period and the remainder are forfeited. The unforfeited shares are paid in accordance with the normal schedule and at the normal payout level if performance thresholds are met.

Enhanced benefits during Air Products’ Chief Executive Officer search and transition. Special temporary provisions were added to the Executive Separation Program during fiscal year 2014 to enhance retention and engagement of Air Products executive officers during Air Products’ Chief Executive Officer search and transition. Under these provisions, Mr. Novo would receive enhanced treatment of outstanding Long-Term Incentive Awards upon a termination of employment covered by the Separation Program between December 1, 2013 and January 31, 2016. All outstanding stock options would be vested and exercisable for their full term; restricted stock and deferred stock units that are subject to time-based vesting would be vested and paid according to their terms; and deferred stock units subject to performance-based vesting would be vested and earned at the level determined on behalf of Air Products for other employees receiving such awards for the performance period and paid according to their terms. No awards would be forfeited. For purposes of this enhanced treatment of Long-Term Incentive Plan awards, certain changes are excluded from the definition of Good Reason including relocation and certain changes in position. In addition, Air Products provided a special retention agreement to Mr. Novo to ensure his retention during this period. The agreement covered the period from January 10, 2014 until December 1, 2015 and entitled him to a one-time cash award of $1 million if he satisfied certain conditions, including remaining employed throughout the covered period. The agreement also provided for payment of the cash award if he was involuntarily terminated during the period other than for Cause or voluntarily terminated for Good Reason.

Regular Severance Plan. Under the regular Air Products Severance Plan, which generally applies to Air Products employees other than executive officers, salaried exempt employees who are involuntarily terminated without cause receive a cash severance benefit of two times the sum of annual base salary and the average of the most recent three or fewer awards made under the Annual Incentive Plan, divided by 52, for each year of service (as defined in the plan). The Severance Plan does not apply to terminations due to divestiture or separation through a pro rata distribution to stockholders of a unit, facility or business or certain other corporate transactions.

In addition, Long-Term Incentive Plan awards are subject to special treatment upon involuntary termination without cause as follows:

•	Exercisable stock options remain exercisable for 180 days. Non-exercisable options are forfeited.

•	A pro rata portion of performance shares and restricted stock units granted in fiscal year 2015 or later are retained and paid out at the normal time.

•	Restricted stock units granted before fiscal year 2015 are paid out in full in cash without dividend equivalents.

Estimated Payments on Involuntary Severance

As of September 30, 2015

The table below shows estimated cash payments that would have been made to Versum Executive Officers upon an involuntary termination on September 30, 2015, and the estimated value of long-term incentive awards that would have vested upon the termination.

			Retirement Plan Payment(B)		Long-Term Incentive Plan(A)
Officer	Severance Benefit	Pro-rata Bonus		Benefits(C)	Stock Options(D)	Restricted Stock	Deferred Stock Units(E)	Performance Shares(F)
G. Novo	$1,648,188	$183,188	$25,928	$36,169	$473,035	$644,662	$252,827	$905,373
G. G. Bitto	$459,945	$0	$0	$17,100	$0	$0	$413,321	$50,472
P. F. Loughlin	$345,935	$0	$0	$17,100	$0	$0	$8,286	$29,113
M. W. Valente	$11,538	$0	$0	$17,100	$0	$0	$1,808	$5,387

(A)	The value of Mr. Bitto’s and Mr. Loughlin awards that would have vested upon voluntary termination due to retirement eligibility are not shown.
(B)	Payment in lieu of Company contributions and credits under the RSP and Deferred Compensation Plan.
(C)	For Mr. Novo includes the cost of COBRA payments for Air Products’ medical and dental plans. For all, includes the value of outplacement benefits estimated based on current arrangements for these services.
(D)	Stock options are shown at their intrinsic value based on the September 30, 2015 closing price of $127.58. The amount does not include exercisable stock options which could be exercised on voluntary termination.
(E)	These amounts reflect the value of time-based deferred stock units such as four-year restricted stock units and recruiting and retention grants, and dividend equivalents thereon.
(F)	Performance shares are reflected at the target payout level. Amounts include accumulated dividend equivalents.

Termination for Cause

Upon involuntary termination for cause, Air Products executive officers who are not retirement eligible would receive only unpaid salary and accrued vacation, qualified and nonqualified pension and deferred compensation. If a retirement eligible employee is terminated for cause, it is treated as a retirement.

Death or Disability

Upon termination due to death or disability of an Air Products executive officer, in addition to insurance, continuation of medical benefits, and other benefits provided to all salaried employees and their families to help with these circumstances, the Long-Term Incentive Plan has provisions that provide continued vesting or accelerated payout of equity awards as follows:

•	All stock options that have been outstanding for at least a year at the time of termination continue to be and become exercisable on the normal schedule as if the employee had remained active. All other stock options are forfeited.

•	All restrictions on restricted stock outstanding for at least one year are removed. All other restricted stock is forfeited.

•	All earned but deferred performance shares, all career-vesting deferred stock units, and retention and recruiting grants of deferred stock units outstanding more than one year are paid out.

•	A prorated portion of unearned performance shares outstanding for at least one year continues to earn out and be payable as if the employee had remained active. All other unearned performance shares are forfeited.

•	Air Products executive officers may also be eligible for an Annual Incentive Plan Award at the discretion of the Air Products Committee.

Change in Control Arrangements

Air Products provides individual change in control severance agreements for all Air Products executive officers including Mr. Novo. For purposes of the agreements, a change in control occurs upon a 30% stock acquisition by a person not controlled by Air Products, a greater than 50% change in membership on Air Products’ board of directors during any two-year period unless approved by two-thirds of directors still in office who were directors at the beginning of the period, or other events determined by Air Products’ board of directors.

The severance agreements give Air Products executive officers specific rights and certain benefits if, within two years after a change in control, employment is terminated by Air Products without Cause (as defined below) or the officer terminates employment for Good Reason (as defined below). In such circumstances the Air Products executive officer would be entitled to:

•	A cash severance payment equal to two times (three times for the Chief Executive Officer) the sum of his annual base salary and target bonus under the Annual Incentive Plan;

•	A cash payment of a pro-rata target bonus for the year;

•	For Air Products executive officers who participate in the Air Products’ pension plans, a cash payment equal to the actuarial present value of the pension benefits he would have been entitled to receive under Air Products’ pension plans had he accumulated two additional years of credited service after termination;

•	For Air Products executive officers who participate in the Air Products pension plans who are not eligible for retirement, a cash payment equal to the actuarial present value of the early retirement subsidy on his pension benefits, calculated with an additional two years of credited service;

•	A cash payment equal to two (three for the Chief Executive Officer) times the value for the most recent fiscal year of Air Products’ matching contributions and/or credits on his behalf under the RSP and the Deferred Compensation Plan;

•	For Air Products executive officers who receive their primary retirement benefit from Air Products’ defined contribution plans, including Mr. Novo, a cash payment equal to the additional primary retirement benefit contributions and credits he would have received under the RSP and the Deferred Compensation Plan, respectively, had he remained employed for an additional two years (three for the Chief Executive Officer) at the same base salary and the higher of his most recent Annual Incentive Plan award or the average such award for the three full fiscal years preceding the Change in Control; and

•	Continuation of medical, dental, disability, and life insurance benefits for a period of up to two years, and provision of outplacement services and legal fees.

Also, each severance agreement provides for indemnification of the Air Products executive officer if he becomes involved in litigation because he or she is a party to the agreement.

A termination for “Cause” occurs under the agreements upon the Air Products executive officer’s willful failure to perform his duties or willful misconduct. “Good Reason” includes:

•	A material adverse change in position;

•	A decrease in salary, benefits, or incentive compensation if not applied to other highly compensated employees; or

•	Relocation of the Air Products executive officer’s principal workplace more than 50 miles from the existing location.

Air Products also sponsors a Special Severance Plan which provides enhanced severance benefits upon termination following a change in control to employees who were most recently hired on or before June 1, 2009 who do not have an individual change in control severance agreement with the Company. Mr. Bitto and Mr. Loughlin are eligible for this Plan. Under this Plan, Mr. Bitto and Mr. Loughlin would receive, upon termination following a change in control, a cash severance benefit of 4 times weekly pay, which includes base salary plus the average of their last three Annual Incentive Plan awards divided by 52; and a payment equal to the difference between the actuarial present value of the employee’s pension benefit on the date of termination and the actuarial present value of the benefit if he had continued to be employed by Air Products for five years from the date of the change in control. The Plan also provides for continued medical, dental and life insurance coverage for one year and outplacement benefits. For purposes of this plan, a change in control occurs upon the acquisition by one person of 20% or more of Air Products stock, with certain exceptions; or a more than 50% change in the membership of the Air Products board of directors within a two year period unless approved by two thirds of the remaining directors; or any other event the Air Products Board determines is a change in control.

Air Products’ Long-Term Incentive Plan provides change in control protections for all participants for awards granted, prior to October 1, 2014. Specifically, upon a change in control (as defined by the Plan):

•	All outstanding stock options become exercisable and remain exercisable for their full term on the earlier of the change in control or six months after the grant date.

•	Restrictions lapse on all restricted stock.

•	All forms of deferred stock units, except unearned performance shares and related dividend equivalents, will fully vest and be paid immediately. A pro-rata portion of unearned performance shares and related dividend equivalents will be paid out in shares at the target performance level.

The Air Products Committee, in its discretion, may pay out the value of stock options, restricted stock, and deferred stock units in cash.

For awards granted on or after October 1, 2014, Air Products’ Long-Term Incentive Plan provides for “double trigger” vesting upon a change in control of Air Products instead of automatic vesting on an accelerated basis upon a change in control (“single trigger vesting”). These awards will not automatically vest on an accelerated basis as a result of a change in control if they are replaced by the surviving entity. For the double trigger provisions to apply; the replacement awards must be issued by a publicly listed company and preserve the value of, and be on terms as favorable as the existing award; performance conditioned awards must be replaced by time based vesting awards; and the replacement awards must provide that if the participant is terminated without Cause or voluntarily terminates for Good Reason within 24 months following the change in control, the award will vest immediately upon termination. The amendments also provide that, pursuant to an agreement associated with a change in control or in the discretion of the Air Products board of directors or an appropriate committee thereof, awards may be settled for cash at the change in control price.

Finally, accrued benefits under the Air Products nonqualified pension and deferred compensation plans would be paid out upon a change in control, and Air Products has established grantor trusts to pay benefits to employees under these plans upon a change in control. The trusts are secured by an agreement to contribute Air Products stock and are to be funded upon a change in control.

Estimated Payments Upon Change in

Control On September 30, 2015

The table below shows additional amounts that would be payable under the change in control severance agreements and the special change in control severance plan if the Versum Executive Officer were terminated following a change in control.

Officer	Severance	Pro-rata Bonus	Matching Contribution Payment	Retirement Plan Payment(A)	Outplacement	Benefits(B)
G. Novo	$2,627,500	$348,750	$37,200	$51,855	$17,100	$34,727
G. G. Bitto	$1,026,032	$0	$0	$0	$17,100	$1,831
P. F. Loughlin	$718,480	$0	$0	$0	$17,100	$0
M. W. Valente	$11,538	$0	$0	$0	$17,100	$1,656

(A)	Includes payment in lieu of Air Products nonmatching contributions and credits under the RSP and Deferred Compensation Plan for Mr. Novo.
(B)	Includes continuation of medical, dental, and life insurance benefits, and disability benefits for Mr. Novo. On September 30, 2015, Mr. Bitto and Mr. Loughlin were currently eligible for retiree medical benefits upon any termination of employment on the same basis as other retirement eligible salaried employees; so there would be no incremental medical benefit to them. Reflects payments for dental and life insurance for Mr. Bitto and Mr. Loughlin.

The table below shows the estimated value of long-term incentive awards that would have automatically vested upon a change in control occurring on September 30, 2015, whether or not the Executive Officer was terminated. These acceleration provisions apply to all Long-Term Incentive Plan participants. In the case of Mr. Bitto and Mr. Loughlin, who were retirement eligible on September 30, 2015, most of these amounts would be vested on voluntary termination, but payment, lapse of restrictions, or exercisability would be accelerated upon a change in control. For Mr. Novo, most of the amounts shown would become vested or payable if his active employment continued without a change in control, but payment, lapse of restrictions, or exercisability would be accelerated upon a change in control awards granted. Fiscal year 2015 awards, which are shown in the Grants of Plan Based Awards Table, would not automatically vest upon change in control if they were replaced by comparable awards, but would vest if the Versum Executive Officer was terminated within 2 years of the change in control.

Officer	Unvested Stock Options(A)	Restricted Stock	Performance Shares	Other Deferred Stock Units
G. Novo	$473,035	$456,609	$465,591	$252,827
G. G. Bitto	$184,963	$0	$210,448	$1,060,246
P. F. Loughlin	$110,714	$0	$123,351	$193,118
M. W. Valente	$0	$0	$0	$0

(A)	Options are shown at their intrinsic value based upon the September 30, 2015 closing price of $127.58.

AIR PRODUCTS RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

TO GAAP MEASURES

	Air Products Diluted EPS from Continuing Operations	Air Products Diluted EPS Growth vs PY
2012 GAAP	$4.66
Business restructuring and cost reduction actions	1.03
Gain on previously held equity interest	(.25)
Q1 Spanish tax settlement	.20
Q2 Spanish tax ruling	(.27)

2012 Non-GAAP Measure	$5.37

2013 GAAP	$4.73	1.5%
Business restructuring and cost reduction actions	.74
Advisory costs	.03

2013 Non-GAAP Measure	$5.50	2.4%

2014 GAAP	$4.59	(3.0)%
Business restructuring and cost reduction actions	.04
Pension settlement loss	.02
Goodwill and intangible asset impairment charge	1.27
Chilean tax rate change	.10
Tax election benefit	(.24)

2014 Non-GAAP Measure	$5.78	5.1%

2015 GAAP	$5.88	24.3%
Business restructuring and cost reduction actions	.71
Pension settlement loss	.06
Business separation costs	.03
Gain on previously held equity interest	(.05)
Gain on land sales	(.13)
Loss on early retirement of debt (A)	.07

2015 Non-GAAP Measure	$6.57	13.7%

GAAP 3 Year Average		7.6%
Non-GAAP 3 Year Average		7.1%

2015 Non-GAAP Measure	$6.57

Currency and foreign exchange impact	.41

2015 Non-GAAP Measure, excluding currency impact	$6.98

(A)	Income from continuing operations before tax impact of $16.6.

Air Products Materials Technologies Segment as reported at September 30, 2015

Adjusted EBITDA

	2015	2014
Sales	2,087.1	2,064.6

Operating Income	$476.7	$379.0
Add: Depreciation and amortization	92.8	99.1
Add: Equity affiliates’ income	2.2	2.6

Adjusted EBITDA	$571.7	$480.7

Change from prior year	91.0
% change from prior year	18.9%

EBITDA Margin	27.4%	23.3%
Change from prior year	410 basis points

Air Products

Return on capital employed (ROCE)

	2015	2014	2013
Earnings before-tax GAAP(A)	$1,853.6	$1,479.6	$1,492.2
Business restructuring and cost reduction actions	207.7	12.7	231.6
Pension settlement loss	21.2	5.5	—
Goodwill and intangible asset impairment charge		310.1	—

Advisory costs		—	10.1
Business separation costs	7.5	—	—
Gain on previously held equity interest	(17.9)
Gain on land sales	(33.6)	—	—
Earnings Before-Tax Non-GAAP	$2,038.5	$1,807.9	$1,733.9
Non-GAAP tax adjustment	493.3	434.8	419.7

Earnings After-Tax Non-GAAP	$1,545.2	$1,373.1	$1,314.2

	2015	2014	2013
Earnings after-tax non-GAAP	$1,545.2	$1,373.1	$1,314.2
Five-quarter average total capital(B)	13,725.4	14,019.4	13,024.9

ROCE Non-GAAP	11.3%	9.8%	10.1%

	2014	2014	2013
ROCE Non-GAAP	11.3%	9.8%	10.1%
Cost of Capital	9.0%	9.0%	8.0%

ROCE Spread	2.3%	0.8%	2.1%

Non-GAAP 3 Year Average	1.7%

(A)	Consists of operating income and equity affiliates’ income, after tax at our quarterly effective tax rate.
(B)	Consists of total debt, total equity, and redeemable noncontrolling interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of our common stock will be owned beneficially and of record by Air Products. The following table sets forth information with respect to the expected beneficial ownership of our common stock after the separation and distribution by: (1) each person who is known by us who will beneficially own more than 5% of our common stock, (2) each expected director, director nominee and named executive and (3) all of our expected directors, director nominees and executive officers as a group. Except as noted below, we based the share amounts on each person’s beneficial ownership of Air Products common stock on [●], giving effect to a distribution ratio of one share of our common stock for every share of common stock of Air Products. Immediately following the distribution, we estimate that approximately [●] shares of common stock will be issued and outstanding based on Air Products common stock expected to be outstanding as of the record date. The actual number of our outstanding shares of common stock following the distribution will be determined on [●], the record date. The address of each director, director nominee and executive officer shown in the table below is c/o [●].

Security Ownership of Certain Beneficial Owners.

Based on the information filed by stockholders of Air Products on Schedules 13D and 13G, reporting beneficial ownership of Air Products common stock as of the date of the event which required such filing, we anticipate the following stockholders will beneficially own more than five percent of our common stock immediately following the distribution.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
[●]	[	●]	[●]%
[●]	[	●]	[●]%
[●]	[	●]	[●]%

Security Ownership of Management.

The table below shows the number of shares of common stock beneficially owned as of November 1, 2015 by each member of the Board and each Versum Executive Officer. None of the directors or Versum Executive Officers own one percent or more of the company’s common stock.

Name of Beneficial Owner	Common Stock	Stock Options	Currently Distributable Deferred Stock Units	Total
G. G. Bitto	[●]	[●]	[●]	[●]
S. Ghasemi	[●]	[●]	[●]	[●]
P. F. Loughlin	[●]	[●]	[●]	[●]
G. Novo	[●]	[●]	[●]	[●]
M. W. Valente	[●]	[●]	[●]	[●]

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Approval of Related Person Transactions

We expect that the Board will adopt a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. We expect that the policy will provide that the Board or a committee thereof will review all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which Versum was, is or will be a participant where the amount involved exceeds a threshold intended to exclude immaterial materials, and in which any related person has a direct or indirect interest.

All related person transactions described in this section occurred prior to the adoption of this policy and were not subject to review and approval procedures adopted by the Versum Board.

Our Relationship with Air Products Following the Separation

Following the separation, we and Air Products will operate separately, each as an independent public company. Prior to the separation, we and Air Products will enter into certain agreements that will effect the separation, provide a framework for our relationship with Air Products after the separation and provide for the allocation between us and Air Products of Air Products’ assets, employees, liabilities and obligations (including investments, property, employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Versum’s separation from Air Products and will govern certain relationships between Air Products and Versum after the separation and distribution. The following is a summary of the terms of the material agreements that we intend to enter into with Air Products prior to the separation. When used in this section, “distribution date” refers to the date on which Air Products distributes our common stock to the holders of Air Products’ common shares.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to our separation from Air Products.

The Separation Agreement

We intend to enter into a Separation Agreement with Air Products prior to the distribution of our common stock to Air Products stockholders. The Separation Agreement will set forth, among other things, our agreements with Air Products regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Air Products following the separation. This summary of the Separation Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this information statement.

Recapitalization; Contribution of Assets and Assumption of Liabilities. The Separation Agreement will identify assets, contracts and liabilities to be transferred to or assumed by us or to be retained by Air Products as part of the internal reorganization transactions described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the Separation Agreement. The Separation Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Air Products retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation.

The Separation Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Air Products. In particular, the Separation Agreement will provide that, subject to the terms and conditions contained in the Separation Agreement:

•	All of the assets, including the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets exclusively relating to our business, as well as certain additional assets, will be retained by or transferred to us or one of our subsidiaries, subject to certain exceptions and except as set forth in one of the other agreements described below.

•	All of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) primarily related to, arising out of or resulting from our business will be retained by or transferred to us or one of our subsidiaries, except as set forth in one of the other agreements described below.

•	Liabilities (whether accrued, contingent or otherwise) related to, arising out of or resulting from certain businesses of Air Products that were previously terminated or divested will be generally allocated among the parties to the extent formerly owned or primarily managed or otherwise operated by such parties or their respective businesses, except that we will also assume liabilities in connection with 26 environmental sites, including Superfund sites, where Air Products has been designated as a potentially responsible party or is otherwise engaged in investigation or remediation, including current sites and former manufacturing sites of divested businesses.

•	Liabilities (whether accrued, contingent or otherwise) relating to environmental matters, including liabilities relating to remediation, hazardous substances and off-site liability arising from or related to our business, property or assets, including liabilities related to predecessor Versum operations and the environmental liabilities described in the immediately preceding bullet point, will be retained by or transferred to us or one of our subsidiaries.

•	Liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from infringement, misappropriation or other violations of any intellectual property relating to the conduct of our business will be retained by or transferred to us or one of our subsidiaries.

•	Liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business, will be retained by or transferred to us or one of our subsidiaries.

•	We will generally assume all other liability (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed with or furnished to the SEC that are related to the separation (including the Form 10 and this information statement).

•	Except as expressly set forth in the Separation Agreement or any other agreements, each party shall be responsible for its own internal fees, costs and expenses incurred following the distribution date, including any costs and expenses relating to such party’s disclosure documents filed following the distribution date.

•	All assets and liabilities (whether accrued, contingent or otherwise) of Air Products will be retained by or transferred to Air Products or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, is solely covered by the Tax Matters Agreement.

Except as may expressly be set forth in the Separation Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest; that any necessary consents or governmental approvals are not obtained; and that any requirements of laws or judgments are not complied with. In general, neither we nor Air Products will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances; Separation of Guarantees. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and other transaction agreements. Additionally, we and Air Products will use commercially reasonable efforts to remove us as a guarantor of liabilities (including surety bonds) retained by Air Products and its subsidiaries and to remove Air Products and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by us.

The Distribution. The Separation Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution. Air Products will cause its agent to distribute to its stockholders that hold shares of Air Products’ common stock as of the applicable record date all the issued and outstanding shares of our common stock. Air Products will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions to the Distribution. The Separation Agreement will provide that the distribution is subject to the satisfaction (or waiver by Air Products) of certain conditions. For more information, see “The Separation and Distribution—Conditions to the Distribution.” Air Products may, in its sole discretion, determine the record date, the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution. Air Products has informed us that, to the extent the board of directors of Air Products determines to waive, or take any action to amend or modify, any condition in a manner that is material or abandon the distribution, Air Products will issue a press release publicly announcing such decision.

Shared Contracts. Certain shared contracts are to be assigned or amended to facilitate the separation of our business from Air Products. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the separation is complete.

Release of Claims; Indemnification. Except as otherwise set forth in the Separation Agreement or any ancillary agreement, each party to the Separation Agreement will assume the liability for, and, with limited exceptions, control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of distribution.

The Separation Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the Separation Agreement with us and financial responsibility for the obligations and liabilities allocated to Air Products under the Separation Agreement with Air Products. Specifically, each party will, with limited exceptions, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its and their officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities each party assumed or retained pursuant to the Separation Agreement;

•	the operation of each such party’s business, whether prior to, at, or after the distribution; and

•	any breach by us or Air Products of any provision of the Separation Agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Additionally, Versum will indemnify, defend and hold harmless Air Products, its affiliates and subsidiaries and each of its and their officers, directors, employees and agents for any losses arising out of or due to 26 environmental sites, including Superfund sites, where Air Products has been designated as a potentially responsible party or is otherwise engaged in investigation or remediation, including current sites and former manufacturing sites of divested businesses.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Matters Agreement.

Legal Matters. Except as otherwise set forth in the Separation Agreement or any ancillary agreement (or as otherwise described above), each party to the Separation Agreement will assume the liability for, and, with limited exceptions, control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of distribution.

Cash Distribution. The Separation Agreement will provide that, prior to the distribution, we will make a cash distribution to Air Products, funded primarily by third-party indebtedness that we will incur prior to the date of the distribution. The completion of the cash distribution will be a condition to the consummation of the separation under the Separation Agreement.

Dispute Resolution. If a dispute arises between us and Air Products under the Separation Agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation Agreement, the dispute will be resolved through binding arbitration.

Term/Termination. Prior to the distribution, Air Products has the unilateral right to terminate or modify the terms of the Separation Agreement. After the effective time of the distribution, the term of the Separation Agreement is indefinite and it may only be terminated with the prior written consent of both Air Products and us.

Other Matters Governed by the Separation Agreement. Other matters governed by the Separation Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

We intend to enter into Transition Services Agreements pursuant to which Air Products will provide certain transition services to us and we will provide certain transition services to Air Products. Each party will provide such services for a limited time, generally for no longer than 12 to 24 months following the date of the distribution, for specified fees, which are at cost for services provided by third parties and at cost plus [●] percent for services provided by either us or Air Products, as applicable.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Air Products prior to the distribution that will generally govern Air Products’ and Versum’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the contribution, the distribution or certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes for any tax period ending on or before the distribution date, as well as tax periods beginning after the distribution date.

In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the contribution, the distribution and certain related transactions. The Tax Matters Agreement will provide special rules that allocate tax liabilities in the event the contribution, the distribution, or certain related transactions fail to qualify as tax-free for U.S. federal income tax purposes. In general, Versum is liable for taxes incurred by Air Products that may arise if Versum takes, or fails to take, as the case may be, certain actions that may result in the contribution, the distribution or certain related transactions failing to qualify as tax-free for U.S. federal income tax purposes.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Air Products prior to the distribution that will govern the compensation and employee benefit obligations with respect to our current and former employees and those of Air Products. The Employee Matters Agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the distribution including, without limitation, the treatment of outstanding Air Products’ equity awards, other outstanding incentive compensation awards, deferred compensation obligations and retirement and welfare benefit obligations. The Employee Matters Agreement will be disclosed in subsequent amendments to this information statement.

Intellectual Property Agreements

We intend to, or certain of our subsidiaries will, enter into certain agreements with Air Products with respect to intellectual property. There will be a two-way cross-license between Air Products and Versum, whereby Versum exclusively licenses to Air Products certain patents for a defined field of use. Correspondingly, Air Products will exclusively license certain patents to Versum for a defined field of use. Air Products will also grant Versum a license under various Engineering Standards developed and owned by it as well as Safety, Health and Environmental Standards and Policies developed and owned by it, for a limited period of time in order to allow us to continue our operations and develop our own Standards and Policies. There may be other intellectual property subject to the licensing agreements, such as trademarks, the continued use by Versum of Air Products’

name in certain jurisdictions until regulatory permits can be changed, and possibly additional know-how, the specifics of which are being determined. The terms and conditions of any such agreements will be specified in each such agreement and described in subsequent amendments to this information statement.

Commercial Agreements

We intend to enter into certain commercial agreements with Air Products, including leases and utility, supply and toll manufacturing contracts, the terms and conditions of which will be specified in each such agreement and described in subsequent amendments to this information statement.

Shared Directors/Employees

Following the distribution, Seifollah Ghasemi, who currently serves, and following the distribution will continue to serve, as Chairman, President and Chief Executive Officer of Air Products, will also serve as a director of Versum and our non-executive Chairman.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the U.S. federal income tax consequences to Air Products stockholders in connection with the contribution, the distribution and certain related transactions. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations of those authorities, in each case as in effect as of the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the contribution, the distribution and certain related transactions will be consummated in accordance with the Separation Agreement and as described in this information statement. This summary is limited to Air Products stockholders that are U.S. Holders (as defined below) that hold their Air Products common stock as a capital asset within the meaning of the Code. A “U.S. Holder” is a beneficial owner of Air Products common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to U.S. holders of Air Products common stock in light of their particular circumstances, nor does it address the consequences to U.S. holders of Air Products common stock subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Air Products common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons owning Air Products common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to the alternative minimum tax;

•	a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	persons who own Air Products common stock through a partnership or any other entity treated as a partnership for U.S. federal income tax purposes; or

•	persons who hold Air Products common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Air Products common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of the distribution to it.

EACH STOCKHOLDER IS URGED TO CONSULT THE STOCKHOLDER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION TO THAT STOCKHOLDER, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Air Products expects to receive an opinion from Skadden, tax counsel to Air Products, to the effect that, among other things, the contribution and distribution should qualify as a transaction that generally is tax-free to Air Products and its stockholders under Sections 355 and 368(a)(1)(D) of the Code.

Assuming that the distribution qualifies under Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes:

•	subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by Air Products on the distribution;

•	an Air Products stockholder will not recognize any gain or loss for U.S. federal income tax purposes and no amount will be includible in income for U.S. federal income tax purposes as a result of the receipt of Versum common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of Versum common stock (as described below);

•	an Air Products stockholder’s aggregate tax basis in such stockholder’s Air Products common stock following the distribution and in Versum common stock received in the distribution (including any fractional share interest in Versum common stock for which cash is received) will equal such stockholder’s tax basis in its Air Products common stock immediately before the distribution, allocated between the Air Products common stock and Versum common stock (including any fractional share interest in Versum common stock for which cash is received) in proportion to their fair market values on the distribution date;

•	an Air Products stockholder’s holding period for Versum common stock received in the distribution (including any fractional share interest in Versum common stock for which cash is received) will include the holding period for that stockholder’s Air Products common stock; and

•	an Air Products stockholder who receives cash in lieu of a fractional share of Versum common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Air Products stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Air Products common stock exceeds one year at the time of the distribution. The deductibility of capital losses is subject to limitations.

Air Products stockholders that have acquired different blocks of Air Products common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and their holding period of, shares of Versum common stock distributed with respect to such blocks of Air Products common stock.

U.S. Treasury Regulations require holders of Air Products common stock who receive Versum common stock in the distribution who, immediately prior to the distribution, own (i) at least 5% of the total outstanding stock of Air Products, or (ii) securities of Air Products with an aggregate tax basis of $1 million or more, to attach a statement setting forth certain information related to the distribution to their U.S. federal income tax returns for the year in which the distribution occurs.

An opinion of counsel is not binding on the IRS, or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Neither Air Products nor Versum has requested, or intends to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the contribution, the distribution and certain related transactions. If any of the facts, representations, assumptions or undertakings described or made in connection with the tax opinion are not correct, are incomplete or have been violated, Air Products’ ability to rely on the tax opinion could be jeopardized. Neither we nor Air Products are aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions we expect to be included in the tax opinion, the IRS were successful in asserting that the contribution and the distribution do not qualify for tax-free treatment for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, Air Products and its stockholders would be subject to significant U.S. federal income tax liability. In general, Air Products would recognize gain in an amount equal to the excess, if any, of the fair market value of Versum’s common stock distributed to Air Products stockholders on the distribution date over Air Products’ tax basis in such shares. Air Products would also recognize gain with respect to the receipt of certain Versum debt and cash in connection with the contribution and distribution. In addition, each Air Products stockholder that receives shares of Versum’s common stock in the distribution would be treated as receiving a taxable distribution from Air Products in an amount equal to the fair market value of Versum’s common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Air Products’ current and accumulated earnings and profits, including Air Products’ taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Air Products stock and thereafter treated as capital gain from the sale or exchange of Air Products stock. Also, if the IRS were successful in taking this position, Versum may be required to indemnify Air Products under the circumstances set forth in the Tax Matters Agreement, and such indemnification obligation could materially adversely affect Versum’s financial position.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Air Products (but not Air Products’ stockholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest by vote or value, in Air Products or Versum. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to an analysis of the facts and circumstances of a particular case. If an acquisition or issuance of Air Products common stock or Versum common stock triggers the application of Section 355(e) of the Code, Air Products would recognize gain as described above. Depending on the circumstances, Versum may be required to indemnify Air Products for any resulting taxes and related expenses, which amounts could be material. For more information on the Tax Matters Agreement between Air Products and Versum, see “Certain Relationships and Related Person Transactions—Our Relationship with Air Products Following the Separation—Tax Matters Agreement.”

FINANCING ARRANGEMENTS

We expect that, at the time of the distribution, we will have third-party indebtedness, which we expect to incur through a bond or note offering, term loans, credit facilities or a combination of these and other financing arrangements. Information regarding Versum’s indebtedness following the distribution will be provided in subsequent amendments to this information statement.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation and by-laws will be amended and restated prior to the separation. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation and by-laws, and is qualified in its entirety by reference to these documents. You should refer to our amended and restated certificate of incorporation and by-laws, which are included as exhibits to the registration statement of which this information statement is a part, along with the applicable provisions of Delaware law. Prior to the distribution date, Air Products, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation, and our Board will approve and adopt our by-laws. For more information on how you can obtain our amended and restated certificate of incorporation and our by-laws, see “Where You Can Find More Information.” We urge you to read our amended and restated certificate of incorporation and our by-laws in their entirety.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of [●] shares of common stock, par value $1.00 per share, and [●] shares of preferred stock, par value $[●] per share.

Common Stock

Immediately following the distribution, Versum expects that approximately [●] shares of its common stock will be issued and outstanding based upon approximately [●] shares of Air Products common stock outstanding as of [●].

Voting Rights

The holders of common stock are entitled to one vote for each share of capital stock having voting power held by such stockholder. All corporate actions, including uncontested elections of directors, are decided by a majority vote by holders of our common stock.

Quorum

The holders of our common stock entitled to cast a majority of votes at a stockholders’ meeting constitute a quorum at such meeting.

Election of Directors

Directors are generally elected each year by a majority of the votes cast by holders of our common stock. However, directors are elected by a plurality of the votes cast by holders of our common stock in the case of elections held at a stockholders’ meeting for which our corporate secretary has received a notice or otherwise has become aware, prior to such meeting, that a holder of our common stock has nominated a person for election to our board of directors (in other words, the number of nominees exceeds the number of directors to be elected). A majority of the votes cast means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election. Abstentions and broker non-votes are not counted as votes cast either “for” or “against” a director’s election.

Dividends and Liquidation Rights

Holders of common stock are entitled to dividends as may be declared by our board of directors whenever full accumulated dividends for all past dividend periods and for the current dividend period have been paid, or declared and set apart for payment, on then outstanding preferred stock. Upon liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, our remaining assets and funds will be divided and paid to holders of our common stock according to their respective shares after payments have been made to holders of our preferred stock.

Miscellaneous

The shares of our common stock will be fully paid and non-assessable upon issuance and payment therefor. Holders of Versum common stock do not have any preemptive rights to subscribe for additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that we may issue in the future. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our Board, without further action by our stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Versum through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.

Miscellaneous

The shares of our preferred stock will be fully paid and non-assessable upon issuance and payment therefor. Unless otherwise stated in the certificate of designations, holders of preferred stock do not have any preemptive rights to subscribe for any additional shares of preferred stock or other obligations convertible into or exercisable for shares of preferred stock that we may issue in the future. Unless otherwise stated in the certificate of designations, there are no redemption or sinking fund provisions applicable to our preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-laws

The provisions of the DGCL contain, and our amended and restated certificate of incorporation and our by-laws will contain, provisions that could serve to discourage or to make more difficult a change in control of us without the support of our board of directors or without meeting various other conditions. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

State Takeover Legislation

Upon the completion of the distribution, we will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Stockholder Action by Written Consent

Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. Our amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent and, as such, stockholder action must take place at the annual or a special meeting of Versum stockholders.

Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated by-laws will provide that special meetings of the stockholders of Versum may be called only by the chairman of the board of directors or by a majority of the whole board of directors.

No Cumulative Voting

Delaware law permits stockholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. Our amended and restated certificate of incorporation will not authorize cumulative voting.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors. Generally, such proposal shall be made not later than the close of business on the [●]th day, nor earlier than the close of business on the [●]th day in advance of the anniversary of the previous year’s annual meeting. For purposes of the first annual meeting, proposals shall be made not later than the close of business on [●], nor earlier than the close of business on [●].

These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Size of Versum’s Board

Our amended and restated certificate of incorporation and by-laws will provide that the number of directors on our Board will be not less than five, nor more than fifteen, with the exact number of directors to be fixed exclusively by the Board.

Vacancies

Delaware law provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, unless the governing documents of a corporation provide otherwise. Our amended and restated certificate of incorporation and our by-laws will provide that vacancies occurring in our Board for any cause may be filled by vote of a majority of our whole Board. The remaining directors may elect a successor to hold office for the unexpired term of the director whose place is vacant and until the election of his successor.

Undesignated Preferred Stock

The authority that our Board will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Versum through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitation of Liability for Directors, Indemnification of Directors and Officers and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Under the provisions of our amended and restated certificate of incorporation and by-laws, each person who is or was one of our directors or officers shall be indemnified by us as of right to the full extent permitted by the DGCL.

Under the DGCL, to the extent that a person is successful on the merits in defense of a suit or proceeding brought against such person because they are or were one of our directors or officers, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, that person shall be indemnified against both (i) expenses, including attorneys’ fees, and (ii) judgments, fines and amounts paid in settlement if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. If unsuccessful in defense of a suit brought by or in our right, or if such suit is settled, that person shall be indemnified only against expenses, including attorneys’ fees, incurred in the defense or settlement of the suit if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, except that if they are adjudged to be liable for negligence or misconduct in the performance of their duty to us, they cannot be made whole even for expenses unless the court determines that they are fairly and reasonably entitled to indemnity for such expenses.

Under our amended and restated certificate of incorporation and by-laws, the right to indemnification includes the right to be paid by us the expenses incurred in defending any action, suit or proceeding in advance of its final disposition, subject to the receipt by us of undertakings as may be legally defined. In any action by an indemnitee to enforce a right to indemnification or by us to recover advances made, the burden of proving that the indemnitee is not entitled to be indemnified is placed on us.

We expect to maintain liability insurance for our directors and officers to provide protection where we cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based on an alleged breach of fiduciary duty or other wrongful act and directors’ and officers’ liability insurance for our directors and officers.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Versum and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless the Board otherwise determines or consents in writing, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or by-laws, or any action asserting a claim against us or any of our directors or officers governed by the “internal affairs doctrine” under Delaware state corporate law. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Sale of Unregistered Securities

In connection with the distribution, we will issue to Air Products one share of common stock, par value $1.00 per share, for every share of Air Products common stock outstanding on the record date pursuant to Section 4(a)(2) of the Securities Act. We will not register the issuance of the issued shares under the Securities Act because such issuance will not constitute a public offering.

Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol [●].

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be [●].

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Air Products and Chemicals, Inc:

We have audited the accompanying combined balance sheets of the Air Products and Chemicals, Inc. (Air Products) Materials Technologies business, as defined in Note 1 (collectively Versum Materials, LLC or the Company) as of September 30, 2015 and 2014, and the related combined income statements, combined comprehensive income statements, combined statements of cash flows and the combined statements of changes in Air Products’ invested equity and noncontrolling interests for each of the years in the three-year period ended September 30, 2015. In connection with our audits of the combined financial statements, we also have audited the financial statement schedule II for the years ended September 30, 2015, 2014 and 2013. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Versum Materials, LLC as of September 30, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule II for the years ended September 30, 2015, 2014 and 2013, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 18, 2015

The Annual Combined Financial Statements

Versum, a business of Air Products and Chemicals, Inc.

COMBINED INCOME STATEMENTS

Year ended September 30 (Millions of dollars)	2015	2014	2013
Sales	$2,096.4	$2,075.3	$1,879.0
Cost of sales	1,372.9	1,452.6	1,359.5
Selling and administrative	208.8	212.8	214.2
Research and development	69.6	67.3	63.0
Business restructuring and cost reduction actions	34.8	2.0	137.4
Other income (expense), net	1.8	6.3	5.3

Operating Income	412.1	346.9	110.2
Equity affiliates’ income	2.2	2.5	2.8
Interest expense	.8	.9	2.5

Income Before Taxes	413.5	348.5	110.5
Income tax provision	98.6	87.6	27.9

Net Income	314.9	260.9	82.6
Less: Net Income Attributable to Noncontrolling Interests	7.0	7.1	6.8

Net Income Attributable to Versum	$307.9	$253.8	$75.8

The accompanying notes are an integral part of these statements.

Versum, a business of Air Products and Chemicals, Inc.

COMBINED COMPREHENSIVE INCOME STATEMENTS

Year ended September 30 (Millions of dollars)	2015	2014	2013
Net Income	$314.9	$260.9	$82.6

Other Comprehensive Loss, net of tax:
Translation adjustments, net of tax of ($1.7), $.9, and $1.5	(72.6)	(11.3)	(4.3)

Total Other Comprehensive Loss	(72.6)	(11.3)	(4.3)

Comprehensive Income	242.3	249.6	78.3

Net Income Attributable to Noncontrolling Interests	7.0	7.1	6.8
Other Comprehensive Loss Attributable to Noncontrolling Interests	(2.1)	(.9)	(.2)

Comprehensive Income Attributable to Versum	$237.4	$243.4	$71.7

The accompanying notes are an integral part of these statements.

Versum, a business of Air Products and Chemicals, Inc.

COMBINED BALANCE SHEETS

September 30 (Millions of dollars)	2015	2014
Assets
Current Assets
Cash and cash items	$23.9	$51.9
Trade receivables, net	279.2	304.1
Inventories	353.7	329.0
Other current assets	52.0	75.4

Total Current Assets	708.8	760.4

Investment in net assets of and advances to equity affiliates	15.9	17.8
Plant and equipment, net	499.3	503.5
Goodwill	294.2	315.4
Intangible assets, net	109.9	125.0
Other noncurrent assets	40.4	44.4

Total Noncurrent Assets	959.7	1,006.1

Total Assets	$1,668.5	$1,766.5

Liabilities, Air Products’ Invested Equity, and Noncontrolling Interests
Current Liabilities
Payables and accrued liabilities	$180.5	$173.5
Short-term borrowings	—	1.6
Current portion of long-term debt	4.7	5.6

Total Current Liabilities	185.2	180.7

Long-term debt	.5	9.3
Environmental liabilities	68.6	76.1
Other noncurrent liabilities	30.6	33.7
Deferred income taxes	69.1	68.3

Total Noncurrent Liabilities	168.8	187.4

Total Liabilities	354.0	368.1

Commitments and Contingencies—See Note 12
Air Products’ net investment	1,342.7	1,350.7
Accumulated other comprehensive income (loss)	(60.2)	10.3

Total Air Products’ Invested Equity	1,282.5	1,361.0
Noncontrolling Interests	32.0	37.4

Total Air Products’ Invested Equity and Noncontrolling Interests	1,314.5	1,398.4

Total Liabilities, Air Products’ Invested Equity, and Noncontrolling Interests	$1,668.5	$1,766.5

The accompanying notes are an integral part of these statements.

Versum, a business of Air Products and Chemicals, Inc.

COMBINED STATEMENTS OF CASH FLOWS

Year ended September 30 (Millions of dollars)	2015	2014	2013
Operating Activities
Net Income	$314.9	$260.9	$82.6
Less: Net income attributable to noncontrolling interests	7.0	7.1	6.8

Net income attributable to Versum	307.9	253.8	75.8
Adjustments to reconcile income to cash provided by operating activities:
Depreciation and amortization	84.5	86.0	88.8
Deferred income taxes	9.4	6.4	31.9
Undistributed earnings of unconsolidated affiliates	(.8)	(1.1)	(2.1)
Gain on sale of assets	(.5)	(.1)	(4.9)
Share-based compensation	7.2	6.7	7.7
Write-down of long-lived assets associated with restructuring	7.2	—	67.1
Other adjustments	(3.1)	(5.6)	15.8
Working capital changes that provided (used) cash,
Trade receivables	12.0	(25.9)	(4.0)
Inventories	(39.3)	4.4	71.0
Other current assets	20.1	(14.9)	(.7)
Payables and accrued liabilities	9.6	21.7	(132.6)

Cash Provided by Operating Activities	414.2	331.4	213.8

Investing Activities
Additions to plant and equipment	(100.0)	(59.3)	(48.9)
Proceeds from sale of assets	2.7	6.7	6.5

Cash Used for Investing Activities	(97.3)	(52.6)	(42.4)

Financing Activities
Payments on long-term debt	(9.3)	(6.4)	(6.1)
Net increase (decrease) in short-term borrowings	(1.3)	1.8	(46.8)
Excess tax benefit from share-based compensation	1.6	1.8	2.1
Net transfers to Air Products	(324.7)	(324.4)	(82.9)
Dividends paid to noncontrolling interests	(9.8)	(5.0)	(3.4)

Cash Used for Financing Activities	(343.5)	(332.2)	(137.1)

Effect of Exchange Rate Changes on Cash	(1.4)	2.5	1.8

Increase (Decrease) in Cash and Cash Items	(28.0)	(50.9)	36.1
Cash and Cash items—Beginning of Year	51.9	102.8	66.7

Cash and Cash items—End of Period	$23.9	$51.9	$102.8

The accompanying notes are an integral part of these statements.

Versum, a business of Air Products and Chemicals, Inc.

COMBINED STATEMENTS OF CHANGES IN AIR PRODUCTS’ INVESTED EQUITY AND NONCONTROLLING INTERESTS

(Millions of dollars)	Air Products’ Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Air Products’ Invested Equity	Noncontrolling Interests		Total
Balance September 30, 2012	$1,398.0	$24.8	$1,422.8	$32.8		$1,455.6

Net income	75.8	—	75.8	6.8		82.6
Other comprehensive loss	—	(4.1)	(4.1)	(.2)		(4.3)
Share-based compensation	9.8	—	9.8	—		9.8
Net transfers to Air Products	(82.9)	—	(82.9)	(3.2	)(A)	(86.1)

Balance September 30, 2013	$1,400.7	$20.7	$1,421.4	$36.2		$1,457.6

Net income	253.8	—	253.8	7.1		260.9
Other comprehensive loss	—	(10.4)	(10.4)	(.9)		(11.3)
Share-based compensation	8.5	—	8.5	—		8.5
Net transfers to Air Products	(312.3)	—	(312.3)	(5.0	)(A)	(317.3)

Balance September 30, 2014	$1,350.7	$10.3	$1,361.0	$37.4		$1,398.4

Net income	307.9	—	307.9	7.0		314.9
Other comprehensive loss	—	(70.5)	(70.5)	(2.1)		(72.6)
Share-based compensation	8.8	—	8.8	—		8.8
Net transfers to Air Products	(324.7)	—	(324.7)	(10.3	)(A)	(335.0)

Balance September 30, 2015	$1,342.7	$(60.2)	$1,282.5	$32.0		$1,314.5

(A)	Primarily dividends paid to noncontrolling interests.

The accompanying notes are an integral part of these statements.

NOTES TO THE ANNUAL COMBINED FINANCIAL STATEMENTS

(Millions of dollars)

1.	BASIS OF PRESENTATION

On September 16, 2015, the Air Products and Chemicals, Inc. (“Air Products”) Board of Directors announced its intention to separate Air Products’ Materials Technologies business into a newly formed company, collectively, Versum Materials, LLC. Subsequent to the satisfaction of specific conditions, the separation will be accomplished by way of distribution to holders of shares of Air Products common stock of all of the shares of common stock of Versum Materials, Inc. (“we,” “our,” “us,” the “company,” or “Versum”). The accompanying combined financial statements of Versum, a business of Air Products, have been prepared on a standalone basis and are derived from Air Products’ consolidated financial statements and accounting records where it was primarily the Materials Technologies reporting segment. The combined financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Versum. All significant intercompany transactions and balances have been eliminated in the preparation of the accompanying combined financial statements. Transactions between Versum and Air Products are reflected in the combined balance sheets as “Air Products’ net investment” and in the combined statements of cash flows as a financing activity in “Net transfers to Air Products.”

We are a global business that provides innovative solutions for specific customer applications within niche markets based on our expertise in specialty materials. Our business employs applications technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. We are comprised of two primary business segments, Electronic Materials and Performance Materials, under which we will manage our operations and assess performance, and a Corporate segment. Fundamental to both primary businesses are strong customer relationships and collaborative development, technology leadership, unique product positioning and a strong global infrastructure with in-region flexible manufacturing capabilities.

Air Products provides us with centrally managed services and corporate functions. Accordingly, certain shared costs including but not limited to administrative expenses for information technology, general services, human resources, legal, accounting and other services, have been allocated to us and are reflected as expenses in the combined financial statements. Expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed costs, revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable and consistently applied for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future.

The combined balance sheets of Versum include Air Products’ assets and liabilities that are specifically identifiable or otherwise will be transferred to us, including subsidiaries and affiliates in which Air Products has a controlling financial interest. Air Products performs cash management and other treasury-related functions on a centralized basis for nearly all of its legal entities. Substantially all cash generated by our business is assumed to be remitted to Air Products and therefore accounted for through Air Products’ net investment in the combined financial statements. Accordingly, Air Products has not allocated any centrally managed cash and cash items to us in the combined financial statements. Air Products’ debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt, and Air Products’ borrowings were not directly attributable to us.

The combined balance sheets include cash and cash items and debt which are assets and liabilities of legal entities whose operations are specific to Versum.

2.	MAJOR ACCOUNTING POLICIES

Estimates and Assumptions

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes, including allocations of costs during the reporting period. Management’s estimates are based on historical experience, facts and circumstances available at the time, and various other assumptions that are believed to be reasonable. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized as risk and title to the product transfer to the customer (which generally occurs at the time shipment is made), the sales price is fixed or determinable, and collectability is reasonably assured. Sales returns and allowances are not a business practice in the industry.

Revenue from equipment sale contracts is recorded primarily using the percentage-of-completion method. Under this method, revenue from the sale of major equipment is recognized primarily based on labor hours incurred to date compared with total estimated labor hours. Changes to total estimated labor hours and anticipated losses, if any, are recognized in the period determined.

If an arrangement involves multiple deliverables, the delivered items are considered separate units of accounting if the items have value on a stand-alone basis. Revenues are allocated to each deliverable based upon relative selling prices derived from company specific evidence.

Amounts billed for shipping and handling fees are classified as sales in the combined income statements.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from sales in the combined income statements. We record a liability until remitted to the respective taxing authority.

Cost of Sales

Cost of sales predominantly represents the cost of tangible products sold. These costs include labor, raw materials, depreciation, production supplies, and materials packaging costs. Costs incurred for shipping and handling are also included in cost of sales.

Depreciation

Depreciation is recorded using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its expected economic useful life. The principal depreciable life of buildings is 30 years. Machinery and equipment, which is primarily composed of production and distribution equipment, have depreciable lives generally ranging from 5 to 25 years, depending on the nature of the equipment and the properties of the related products.

Selling and Administrative

The principal components of selling and administrative expenses are compensation, advertising, and promotional costs.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses include employee costs, materials, contract services, research agreements, and other external spend relating to the discovery and development of new products, enhancement of existing products and regulatory approval of new and existing products.

Postemployment Benefits

We provide termination benefits to employees as part of ongoing benefit arrangements and record a liability for termination benefits when probable and estimable. These criteria are met when management, with the appropriate level of authority, approves and commits to its plan of action for termination; the plan identifies the employees to be terminated and their related benefits; and the plan is to be completed within one year. We do not provide one-time benefit arrangements of significance.

Fair Value Measurements

We are required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, fair value is used in the initial measurement of net assets acquired in a business combination; on a recurring basis in the measurement of derivative financial instruments; and on a nonrecurring basis when long-lived assets are written down to fair value when held for sale or determined to be impaired. Fair value is defined as an exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We did not have any material assets or liabilities measured at fair value for the periods presented in the combined financial statements. The carrying amounts reported in the combined balance sheets for cash and cash items, trade receivables, payables and accrued liabilities, and short-term borrowings approximate fair value due to the short-term nature of these instruments.

Financial Instruments

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The hedging relationship between the underlying financial exposures and the related hedging instrument is documented on the date the derivative is entered into with the counterparty. We periodically use forward exchange contracts to hedge a highly anticipated foreign currency transaction such as the purchase of plant and equipment. Derivatives such as these that specifically hedge exposures for Versum are included in the combined financial statements. The fair values of these hedging instruments were not material for the periods presented.

Air Products also enters into derivative contracts to hedge exposures at the corporate level, such as interest rate swaps to manage the interest rate mix of third party debt or forward exchange contracts to hedge intercompany loans denominated in a foreign currency. Because these activities represent activities that are managed at the total company level and are not specific to any of the businesses, the impacts of these transactions were not included in the combined financial statements.

Foreign Currency

Since we do business in many foreign countries, fluctuations in currency exchange rates affect our financial position and results of operations.

In most of our foreign operations, the local currency is considered the functional currency. Foreign subsidiaries translate their assets and liabilities into U.S. dollars at current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process are shown as translation adjustments in accumulated other comprehensive income (loss) in the equity section of the balance sheet.

The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevail during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period, depending on the value of the dollar against foreign currencies. Some transactions are made in currencies different from an entity’s functional currency. Gains and losses from these foreign currency transactions are generally included in other income (expense), net on our combined income statements as they occur.

Environmental Expenditures

Accruals for environmental loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Remediation costs are capitalized if the costs improve our property as compared with the condition of the property when originally constructed or acquired, or if the costs prevent environmental contamination from future operations. We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. The amounts charged to income related to environmental matters totaled $16.4 in fiscal 2015, $14.5 in 2014, and $17.6 in 2013.

The measurement of environmental liabilities is based on an evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. An environmental liability related to cleanup of a contaminated site might include, for example, a provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures, post-remediation monitoring costs, and outside legal fees. These liabilities include costs related to other potentially responsible parties to the extent that we have reason to believe such parties will not fully pay their proportionate share. They do not take into account any claims for recoveries from insurance or other parties and are not discounted.

As assessments and remediation progress at individual sites, the amount of projected cost is reviewed, and the liability is adjusted to reflect additional technical and legal information that becomes available. Given inherent uncertainties in evaluating environmental exposures, actual costs to be incurred at sites in future periods may vary from the estimates.

Environmental liabilities and expenditures included in the combined financial statements represent claims for matters for which we expect Versum will indemnify Air Products after separation.

Litigation

Accruals for litigation are made when the information available indicates that it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency includes estimates of potential damages and other directly related costs expected to be incurred. Litigation liabilities and expenditures included in the combined financial statements represent litigation matters for which we expect Versum will indemnify Air Products.

Share-Based Compensation

Our employees participated in Air Products’ share-based compensation plans, which include deferred stock units, stock options, and restricted stock. The combined financial statements include share-based compensation expense based on awards and terms previously granted. The grant-date fair value of these awards is expensed over the vesting period during which employees perform related services. Expense recognition is accelerated for retirement-eligible individuals who would meet the requirements for vesting of awards upon their retirement. The Black Scholes model was utilized to value stock option awards. The grant date fair value of the deferred stock units tied to a market condition is estimated using a Monte Carlo simulation model.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates. A principal temporary difference results from the excess of tax depreciation over book depreciation because accelerated methods of depreciation and shorter useful lives are used for income tax purposes. The cumulative impact of a change in tax rates or regulations is included in income tax expense in the period that includes the enactment date.

A tax benefit for an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination based on its technical merits. This position is measured as the largest amount of tax benefit that is greater than 50% likely of being realized. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

The majority of the accrued U.S. federal, state, and foreign income tax balances are treated as settled with Air Products as of the end of each year. Therefore, they are included in Air Products’ net investment in the combined financial statements.

For purposes of the combined financial statements, our income tax expense and deferred tax balances have been estimated as if we filed income tax returns on a stand-alone basis separate from Air Products. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those in historical periods.

Cash and Cash Items

Cash and cash items include cash, time deposits, and certificates of deposit acquired with an original maturity of three months or less for our foreign entities. Cash is managed centrally and most cash generated by our business was remitted to Air Products. Such centralized cash management transactions relating to our business are reflected through Air Products’ net investment. Accordingly, none of the centrally managed cash at the Air Products’ corporate level has been reflected in our combined financial statements.

Trade Receivables, net

Trade receivables comprise amounts owed to us through our operating activities and are presented net of allowances for doubtful accounts. The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations. A provision for customer defaults is made on a general formula basis when it is determined that the risk of some default is probable and estimable but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience, and existing economic conditions. The allowance also includes amounts for certain customers where a risk of default has been specifically identified, considering factors such as the financial condition of the customer and customer disputes over contractual terms and conditions. Allowance for doubtful accounts were $.5 and $1.9 as of fiscal year end September 30, 2015 and 2014, respectively. Provisions to the allowance for doubtful accounts charged against income were not material in fiscal 2015, 2014, and 2013.

Inventories

Inventories are stated at the lower of cost or market. We write down our inventories for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions.

We utilize the last-in, first-out (“LIFO”) method for determining the cost of inventories in the United States. Inventories outside of the United States are accounted for on the first-in, first-out (“FIFO”) method, as the LIFO method is not generally permitted in the foreign jurisdictions we operate.

At the business segment level, inventories are recorded at FIFO and the LIFO pool adjustments are not allocated to the business segments.

Equity Investments

The equity method of accounting is used when we exercise significant influence but do not have operating control, generally assumed to be 20% – 50% ownership. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The fair value of the liability is measured using discounted estimated cash flows and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. Our asset retirement obligations were not material for the periods presented.

Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation. Construction costs, labor, and applicable overhead related to installations are capitalized. Expenditures for additions and improvements that extend the lives or increase the capacity of plant assets are capitalized. The costs of maintenance and repairs of plant and equipment are charged to expense as incurred.

Fully depreciated assets are retained in the gross plant and equipment and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Impairment of Long-Lived Assets

Long-lived assets are grouped for impairment testing at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If an asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset group’s carrying amount exceeds its fair value. Long-lived assets to be sold are reported at the lower of carrying amount or fair value less cost to sell.

Goodwill

Business combinations are accounted for using the acquisition method. The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired, including identified intangibles, is recorded as goodwill. Preliminary purchase price allocations are made at the date of acquisition and finalized when information needed to affirm underlying estimates is obtained, within a maximum allocation period of one year.

Goodwill is subject to impairment testing at least annually. In addition, goodwill is tested more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists.

Intangible Assets

Intangible assets with determinable lives primarily consist of customer relationships and purchased patents and technology. The cost of intangible assets with determinable lives is amortized on a straight-line basis over the estimated period of economic benefit. No residual value is estimated for these intangible assets.

Customer relationships are generally amortized over periods of five to twenty-five years. Purchased patents and technology and other intangibles are generally amortized over periods of five to twenty years. Amortizable lives are adjusted whenever there is a change in the estimated period of economic benefit.

Retirement Benefits

Air Products sponsors defined benefit pension plans, defined contribution plans, and other post-employment benefit plans that are shared amongst its businesses. Participation of our employees in these plans is reflected in the combined financial statements as though Versum participates in a multiemployer plan with Air Products. A proportionate share of cost is reflected in these combined financial statements, primarily within selling and administrative expenses. Assets and liabilities of such plans are retained by Air Products.

Air Products’ Net Investment

Air Products’ net investment in our business is presented as “Air Products’ net investment” in lieu of stockholders’ equity, as a stand-alone legal and capital structure did not exist for the historical periods presented.

3.	NEW ACCOUNTING GUIDANCE

New Accounting Guidance to be Implemented

Discontinued Operations

In April 2014, the Financial Accounting Standards Board (“FASB”) issued an update to change the criteria for determining which disposals qualify as a discontinued operation and to expand related disclosure requirements. Under the new guidance, a disposal is required to be reported in discontinued operations if the disposal represents a strategic shift that has or will have a major effect on operations and financial results. This guidance will be effective prospectively for new disposals and new disposal groups classified as held for sale beginning in fiscal year 2016, with early adoption permitted.

Revenue Recognition

In May 2014, the FASB issued guidance based on the principle that revenue is recognized in an amount expected to be collected and to which the entity expects to be entitled in exchange for the transfer of goods or services. In

August 2015, the FASB deferred the effective date by one year, while providing the option to early adopt the standard on the original effective date. Accordingly, we will have the option to adopt the standard in either fiscal year 2018 or 2019. The guidance can be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the adoption alternatives and impact that this update will have on our combined financial statements.

Consolidation Analysis

In February 2015, the FASB issued an update to amend current consolidation guidance. The guidance impacts the analysis an entity must perform in determining if it should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance is effective beginning fiscal year 2017, with early adoption permitted. The guidance may be applied retrospectively or using a modified retrospective approach, by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. We are currently evaluating the impact this update will have on our combined financial statements.

Debt Issuance Costs

In April 2015, the FASB issued guidance requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt instead of as a separate deferred asset. In August 2015, the FASB issued an update to incorporate the U.S. Securities and Exchange Commission (“SEC”) Staff guidance which allows debt issuance costs associated with a line-of-credit arrangement to be presented as a deferred asset that is subsequently amortized over the term of the arrangement, regardless of whether there are any outstanding borrowings. This guidance is effective beginning in fiscal year 2017, with early adoption permitted, and must be applied retrospectively.

Defined Benefit Measurement Date

In April 2015, the FASB issued an update to provide a practical expedient on the measurement date of defined benefit plan assets and obligations including interim remeasurements related to significant events. The guidance is effective prospectively beginning in fiscal year 2017, with early adoption permitted. The guidance will not have a significant impact on our combined financial statements.

Measurement of Inventory

In July 2015, the FASB issued guidance to simplify the measurement of inventory recorded using either the FIFO or average cost basis by changing the subsequent measurement guidance from lower of cost or market to the lower of cost or net realizable value. Inventory measured using LIFO is not impacted. The guidance is effective for us beginning in fiscal year 2018 and should be applied prospectively, with early adoption permitted. We do not expect this guidance to have a significant impact on our combined financial statements.

Business Combination Adjustments

In September 2015, the FASB issued guidance to simplify the accounting for adjustments made to provisional amounts initially recognized in a business combination. Instead of reflecting the adjustment retrospectively, the guidance now requires changes to provisional amounts be recognized in the reporting period in which the adjustments are determined. This guidance will be effective prospectively beginning in fiscal year 2017, with earlier application permitted.

Deferred Taxes Balance Sheet Classification

In November 2015, the FASB issued guidance to simplify the presentation of deferred income taxes by requiring that deferred tax liabilities and assets, as well as any related valuation allowance, be classified as noncurrent on the balance sheet. The requirement to classify deferred taxes between current and noncurrent is eliminated. The guidance does not change the existing requirement to net deferred tax assets and liabilities within a jurisdiction. The guidance is effective for us beginning in fiscal year 2018, with earlier application permitted, and may be applied either prospectively or retrospectively. We are currently evaluating the impact this guidance will have on our combined financial statements.

4.	RELATED PARTY TRANSACTIONS

Air Products provides us with centrally managed services and corporate functions. Accordingly, certain shared costs including but not limited to administrative expenses for information technology, general services, human resources, legal, accounting and other services, have been allocated to us and are reflected as expenses in the Corporate segment in the combined financial statements. Expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed costs, revenue, operating income, or headcount. We consider the expense allocation methodology and results to be reasonable and consistently applied for all periods presented.

Total costs allocated to us in the combined income statements are summarized below:

	2015	2014	2013
Cost of sales	$2.6	$3.7	$4.2
Selling and administrative	26.5	28.6	28.1
Research and development	—	.3	.2
Business restructuring and cost reduction actions	7.4	.4	4.1

Total Allocated Costs	$36.5	$33.0	$36.6

These allocated costs are reflected in “Air Products’ net investment” and in the combined statements of cash flows as a financing activity in “Net transfers to Air Products.”

Air Products performs cash management and other treasury-related functions on a centralized basis for nearly all of its legal entities. Substantially all cash generated by our business is remitted to Air Products.

Certain of our employees participate in share-based compensation and retirement benefit plans that are sponsored and administered by Air Products or its affiliates. The costs of these plans associated with our employees are included in the combined financial statements, but excluded from the table of allocated costs above. Our combined balance sheets do not include the share-based compensation instrument.

Sales between entities were not material during the period covered by the combined financial statements.

5.	BUSINESS RESTRUCTURING AND COST REDUCTION ACTIONS

The charges we record for business restructuring and cost reduction actions have been excluded from segment operating income.

Business Realignment and Reorganization

On September 18, 2014, Air Products announced plans to reorganize, including realignment of its businesses in new reporting segments and other organizational changes, effective as of October 1, 2014. As a result of this reorganization, we incurred severance and other charges.

In fiscal year 2015, we recognized an expense of $34.8. Severance and other benefits totaled $27.6, including an allocation of expenses incurred by the parent, and related to the elimination of approximately 330 positions.

Asset actions totaled $7.2 and related primarily to the exit of a product line and adjustments to expenses recorded for the 2013 plan actions discussed below. The 2015 charges related to the segments as follows: $18.5 in Electronic Materials, $8.9 in Performance Materials, and $7.4 in Corporate.

During the fourth quarter of 2014, an expense of $2.0 was recognized for severance and other benefits relating to the elimination of certain positions. The 2014 charges related to the segments as follows: $.9 in Electronic Materials, $.7 in Performance Materials, and $.4 in Corporate.

The following table summarizes the carrying amount of the accrual for the business realignment and reorganization at September 30, 2015:

	Severance and Other Benefits	Asset Actions/Other	Total
2014 Charge	$2.0	$—	$2.0
Items settled by parent(A)	(.6)	—	(.6)

September 30, 2014	$1.4	$—	$1.4

2015 Charge	27.6	7.2	34.8
Items settled by parent(A)	(22.4)	—	(22.4)
Noncash expenses	—	(7.2)	(7.2)

September 30, 2015	$6.6	$—	$6.6

(A)	Items settled by parent include an allocation of severance and other benefits of Air Products’ employees within its Corporate and other segment and cash payments made by parent.

2013 Plan

During the fourth quarter of 2013, we recorded an expense of $137.4 reflecting actions to better align our cost structure with current market conditions. The asset and contract actions primarily impacted the Electronic Materials segment due to continued weakness in the photovoltaic (PV) and light-emitting diode (LED) markets. The 2013 charge related to the segments as follows: $132.8 in Electronic Materials, $.5 in Performance Materials, and $4.1 in Corporate.

The following table summarizes the carrying amount of the accrual for the 2013 plan:

	Severance and Other Benefits	Asset Actions	Contract Actions	Total
2013 Charge	$10.9	$67.1	$59.4	$137.4
Items settled by parent(A)	(6.0)	—	(59.4)	(65.4)
Noncash expenses	—	(67.1)	—	(67.1)

September 30, 2013	$4.9	$—	$—	$4.9

Items settled by parent(A)	(4.9)	—	—	(4.9)

September 30, 2014	$—	$—	$—	$—

(A)	Items settled by parent include an allocation of severance and other benefits of Air Products’ employees within its Corporate and other segment and cash payments made by parent.

6.	INVENTORIES

The components of inventories are as follows:

September 30	2015	2014
Inventories at FIFO cost
Finished goods	$327.9	$303.9
Work in process	16.9	16.8
Raw materials, supplies and other	90.7	91.8

	435.5	412.5
Less: Excess of FIFO cost over LIFO cost	(81.8)	(83.5)

Inventories	$353.7	$329.0

Inventories valued using the LIFO method comprised 44.4% and 45.6% of combined inventories before LIFO adjustment at September 30, 2015 and 2014, respectively. Liquidation of LIFO inventory layers in 2015, 2014, and 2013 did not materially affect the results of operations.

FIFO cost approximates replacement cost.

7.	PLANT AND EQUIPMENT, NET

The major classes of plant and equipment are as follows:

September 30	2015	2014
Land	$30.8	$33.8
Buildings	203.8	210.8
Machinery and equipment	1,171.0	1,225.0
Construction in progress	98.4	36.3

Plant and equipment, at cost	1,504.0	1,505.9
Less: accumulated depreciation	1,004.7	1,002.4

Plant and equipment, net	$499.3	$503.5

Depreciation expense was $72.5, $71.0, and $74.6 in 2015, 2014, and 2013, respectively.

8.	GOODWILL

Changes to the carrying amount of goodwill by segment are as follows:

	Electronic Materials	Performance Materials	Total
Balance at September 30, 2013	$186.2	$133.0	$319.2
Currency translation and other	(2.0)	(1.8)	(3.8)

Balance at September 30, 2014	$184.2	$131.2	$315.4
Currency translation and other	(17.2)	(4.0)	(21.2)

Balance at September 30, 2015	$167.0	$127.2	$294.2

Goodwill is subject to impairment testing in the fourth quarter of each fiscal year and whenever events and changes in circumstances indicate that the carrying value of goodwill might not be recoverable.

We allocated the goodwill of the Electronic Materials and Performance Materials segments to our six reporting units based on the relative fair values of the reporting units within their respective segment as of September 30, 2012. We conducted impairment tests beginning October 1, 2012 and for fiscal years 2013 through 2015 and determined that there was no goodwill impairment in any of the periods tested. As of the fourth quarter of 2015, the fair value of each reporting unit substantially exceeded its carrying value.

9.	INTANGIBLE ASSETS

The table below provides details of acquired intangible assets:

	September 30, 2015			September 30, 2014
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Customer relationships	$115.8	$(30.7)	$85.1	$120.4	$(26.2)	$94.2
Patents and technology	63.0	(43.5)	19.5	67.2	(42.3)	24.9
Other	8.9	(3.6)	5.3	9.4	(3.5)	5.9

Total Intangible Assets	$187.7	$(77.8)	$109.9	$197.0	$(72.0)	$125.0

Amortization expense for intangible assets was $12.0, $15.0, and $14.2 in 2015, 2014, and 2013, respectively.

Projected annual amortization expense for intangible assets as of September 30, 2015 is as follows:

2016	$10.6
2017	10.6
2018	9.6
2019	8.3
2020	8.1
Thereafter	62.7

Total	$109.9

10.	LEASES

Lessee Accounting

Operating leases principally relate to real estate and also include distribution equipment and vehicles. Certain leases include escalation clauses, renewal, and/or purchase options. Rent expense is recognized on a straight-line basis over the minimum lease term. Rent expense under operating leases, including month-to-month agreements, was $14.1 in 2015, $14.5 in 2014, and $16.0 in 2013.

At September 30, 2015, minimum payments due under leases are as follows:

Operating Leases
2016	$8.2
2017	7.1
2018	6.4
2019	5.4
2020	5.0
Thereafter	9.3

Total	$41.4

11.	RETIREMENT BENEFITS

Air Products offers various long-term benefits to its employees. Where permitted by law, Air Products reserves the right to change, modify or discontinue the plans.

Air Products sponsors defined benefit pension plans and defined contribution plans that are shared amongst its businesses. Participation of our employees in these plans is reflected in the combined financial statements as though we participate in a multiemployer plan with Air Products.

Defined Benefit Pensions

The principal Air Products’ defined benefit pension plans are the U.S. salaried pension plan and the U.K. pension plan. These plans were closed to new participants in 2005 and 2011, respectively, and were replaced with defined contribution plans.

Air Products has both funded and unfunded noncontributory defined benefit pension plans covering eligible U.S. employees hired before 2005. The benefits under these plans are based primarily on years of service and compensation during active employment. Air Products’ funding policy is consistent with the funding requirements of federal laws and regulations.

Pension coverage for employees of certain of Air Products non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are funded by depositing funds with trustees, covered by insurance contracts, or remain unfunded.

Defined benefit pension costs of $21, $19 and $24 were included in the combined financial statements for the years ended September 30, 2015, 2014 and 2013, respectively, based on percent of salary for U.S. employees and active employee headcount in other jurisdictions. No contributions were made on our behalf in these periods.

Defined Contribution Plan

Air Products sponsors several defined contribution plans which cover substantially all U.S. employees and certain non-U.S. employees. The principal defined contribution plan is the U.S. Retirement Savings Plan (“RSP”). The RSP includes a non-leveraged employee stock ownership plan (“ESOP”). The balance of the RSP is a qualified defined contribution plan including a 401(k) elective deferral component. A substantial portion of U.S. employees are eligible and participate. Air Products makes a core contribution to the RSP for certain eligible employees who do not receive their primary retirement benefit from the defined benefit pension plans, with core contributions based on a percentage of pay that is dependent on years of service. Air Products also makes matching contributions as a percentage of employee contributions including an enhanced contribution for certain eligible employees that do not participate in the defined benefit pension plans.

Air Products contributed $7.6, $7.2 and $5.7 to the U.S. plan on behalf of our employees for the years ended September 30, 2015, 2014 and 2013, respectively. The allocations were based on specific identification of contributions to participants in the plan. Contributions to non-U.S. plans were not material.

12.	COMMITMENTS AND CONTINGENCIES

LITIGATION

We are involved in various legal proceedings, including commercial, competition, environmental, health, safety, product liability, and insurance matters. While we do not expect that any sums we may have to pay in connection with any legal proceeding would have a material adverse effect on our combined financial position or net cash flows, a future charge related to any such proceeding could have a significant impact on our net income in the period in which it is recorded.

ENVIRONMENTAL

We are involved in legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act, the federal Superfund law (“CERCLA”); Resource Conservation and Recovery Act (“RCRA”); and similar state and foreign environmental laws relating to the designation of certain sites for investigation or remediation. Presently, there are approximately 26 known sites for which Versum is expected to indemnify Air Products. For these sites a final settlement has not been reached so we, along with others, may be liable as a potentially responsible party by the Environmental Protection Agency for investigation or remediation, including cleanup activity at certain of our current sites. The environmental remediation at these sites relate to legacy businesses and sites formerly owned and operated by Air Products. Likewise, Versum may be liable for any unknown environmental liabilities related to legacy businesses and sites formerly owned and operated by Air Products related to its former chemicals and electronics businesses.

Accruals for environmental loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The combined balance sheets at September 30, 2015 and 2014 included an accrual of $74.9 and $79.4, respectively, primarily as part of noncurrent liabilities. The environmental liabilities will be paid over a period of up to 30 years. We estimate the exposure for environmental loss contingencies to range from $74 to a reasonably possible upper exposure of $87 as of September 30, 2015.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Using reasonably possible alternative assumptions of the exposure level could result in an increase to the environmental accrual. Due to the inherent uncertainties related to environmental exposures, a significant increase to the reasonably possible upper exposure level could occur if a new site is designated, the scope of remediation is increased, a different remediation alternative is identified, or a significant increase in our proportionate share occurs. We do not expect that any sum we may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse impact on our financial position or results of operations in any one year.

Pace

At September 30, 2015, $30.9 of the environmental accrual was related to the Pace facility.

In 2006, Air Products sold its Amines business, which included operations at Pace, Florida, and recognized a liability for retained environmental obligations associated with remediation activities at Pace. Air Products is required by the Florida Department of Environmental Protection (“FDEP”) and the United States Environmental Protection Agency (“USEPA”) to continue our remediation efforts. Air Products estimated that it would take 20 years to complete the groundwater remediation, and the costs through completion were estimated to range from $42 to $52. As no amount within the range was a better estimate than another, Air Products initially recognized an environmental accrual of $42.0. There has been no change to the estimated exposure range related to the Pace facility.

Air Products implemented many of the remedial corrective measures at the Pace, Florida facility required under 1995 Consent Orders issued by the FDEP and the USEPA. Contaminated soils have been bioremediated, and the treated soils have been secured in a lined on-site disposal cell. Several groundwater recovery systems have been installed to contain and remove contamination from groundwater. Air Products completed an extensive assessment of the site to determine how well existing measures are working, what additional corrective measures may be needed, and whether newer remediation technologies that were not available in the 1990s might be suitable to more quickly and effectively remove groundwater contaminants. Based on assessment results, Air Products completed a focused feasibility study that has identified alternative approaches that may more effectively remove contaminants. Air Products continues to review alternative remedial approaches with the FDEP. In the first quarter of 2015, Air Products entered into a new Consent Order with the FDEP requiring it to continue remediation efforts at the Pace facility. Air Products expects the costs to be incurred under the new Consent Order to be consistent with previous estimates.

Piedmont

At September 30, 2015, $18.1 of the environmental accrual was related to the Piedmont site.

On June 30, 2008, Air Products sold its Elkton, Maryland, and Piedmont, South Carolina, production facilities and the related North American atmospheric emulsions and global pressure sensitive adhesives businesses. In connection with the sale, Air Products recognized a liability for retained environmental obligations associated with remediation activities at the Piedmont site. This site is under active remediation for contamination caused by an insolvent prior owner. Air Products is required by the South Carolina Department of Health and Environmental Control to address both contaminated soil and groundwater. Numerous areas of soil contamination have been addressed, and contaminated groundwater is being recovered and treated. Air Products estimates that it will take until 2017 to complete source area remediation and another 15 years thereafter to complete groundwater recovery, with costs through completion estimated to be $24, which is consistent with the initial liability recorded in 2008.

Paulsboro

At September 30, 2015, $4.3 of the environmental accrual was related to the Paulsboro site.

During the first quarter of 2009, Air Products committed to a plan to sell its production facility in Paulsboro, New Jersey, and recognized a $16.0 environmental liability associated with this site. Air Products completed the sale of this facility in 2010. Air Products is required by state and federal law to investigate and, if contaminated, remediate a site upon its sale. The change in the liability balance since it was established is a result of spending and better definition of the exposure gained through the site remedial investigation process. Air Products estimates that it will take several years to complete the remediation efforts at this site.

Pasadena

At September 30, 2015, $11.5 of the environmental accrual was related to the Pasadena site.

During the fourth quarter of 2012, Air Products committed to permanently shutting down its polyurethane intermediates (“PUI”) production facility in Pasadena, Texas. In shutting down and dismantling the facility, Air Products is responsible for certain obligations related to soil and groundwater contaminants. Air Products has been pumping and treating groundwater to control off-site contaminant migration in compliance with regulatory requirements and under the approval of the Texas Commission on Environmental Quality (“TCEQ”). Air Products estimates that the pump and treat system will continue to operate for 30 years subsequent to the shutdown of the PUI production facility. Air Products plans to perform additional work to address other environmental obligations at the site. This additional work includes investigating solid waste management units, which are now accessible as a result of the shutdown, remediating as required impacted soils, performing post-closure care for two closed RCRA surface impoundment units and establishing engineering controls. In 2012, Air Products estimated the total exposure at this site to be $13.0. There has been no change to the estimated exposure.

Unconditional Purchase Obligations

We have unconditional purchase obligations of approximately $50 for plant and equipment in 2016. Otherwise, there are no material obligations.

13.	SHARE-BASED COMPENSATION

Our employees have historically participated in Air Products’ share-based compensation plans, which include stock options, deferred stock units, and restricted stock. Share-based compensation reflects expenses associated with our employees and Air Products’ costs that have been allocated to us based on awards and terms previously granted.

Share-based compensation cost in the combined income statements is summarized below:

	2015	2014	2013
Share-Based Compensation Cost	$7.2	$6.7	$7.7

14.	INCOME TAXES

For purposes of the combined financial statements, our income tax expense and deferred tax balances have been estimated as if we filed income tax returns on a stand-alone basis separate from Air Products.

The following table summarizes the income of U.S. and foreign operations before taxes:

	2015	2014	2013
Income Before Taxes
United States	$178.7	$130.3	$(6.8)
Foreign	234.8	218.2	117.3

Total	$413.5	$348.5	$110.5

The following table shows the components of the provision for income taxes:

	2015	2014	2013
Current Tax Provision
Federal	$39.4	$35.6	$(34.7)
State	9.4	2.0	—
Foreign	40.4	43.6	30.7

	89.2	81.2	(4.0)

Deferred Tax Provision
Federal	6.5	3.2	35.1
State	.4	5.2	.1
Foreign	2.5	(2.0)	(3.3)

	9.4	6.4	31.9

Income Tax Provision	$98.6	$87.6	$27.9

A reconciliation of the differences between the United States federal statutory tax rate and the effective tax rate is as follows:

(Percent of income before taxes)	2015	2014	2013
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.6	1.3	.1
Foreign tax differentials	(7.7)	(9.1)	(7.6)
Foreign tax holiday	(3.1)	(1.7)	(3.1)
U.S. taxes on foreign earnings	(.6)	—	3.0
Domestic production activities	(.8)	(.4)	—
U.S. research credit	(.3)	(.1)	(1.9)
Other	(.3)	.1	(.3)

Effective Tax Rate	23.8%	25.1%	25.2%

The majority of the accrued U.S. federal, state and foreign current income tax balances are treated as settled with Air Products as of the end of each year. Therefore, they are included in Air Products’ net investment in the combined financial statements. Income tax payments made directly by certain foreign subsidiaries, net of refunds were $10.9 in 2015, $7.2 in 2014, and $18.8 in 2013.

Foreign tax differentials represent the differences between foreign earnings subject to foreign tax rates lower than the U. S. federal statutory tax rate of 35.0%. Foreign earnings are subject to local country tax rates that are generally below the 35.0% U.S. federal statutory rate. As a result, our effective non-U.S. tax rate is typically lower than the U.S. statutory rate. If foreign pre-tax earnings increase relative to U.S. pre-tax earnings, this rate difference could increase. The jurisdictions in which we earn pre-tax earnings subject to lower foreign taxes than the U.S. statutory rate include South Korea, China, Taiwan, Singapore, and the United Kingdom. As more than 63% of the undistributed earnings are in countries with a statutory tax rate of 20% or higher, we do not generate a disproportionate amount of taxable income in countries with very low tax rates. U.S. taxes on foreign earnings are a tax benefit primarily due to foreign tax credits on the repatriation of foreign earnings to the U.S.

We have certain foreign subsidiaries that were granted a seven year tax holiday that expires during the year ending September 30, 2017. The tax benefit of the holiday is reduced by 50% in the last two years of the holiday period. The net benefit of this tax holiday was $12.9, $5.8, and $3.4 in 2015, 2014 and 2013, respectively.

The significant components of deferred tax assets and liabilities are as follows:

September 30	2015	2014
Gross Deferred Tax Assets
Reserves and accruals	$33.1	$37.0
Tax loss carryforwards	13.6	14.2
Retirement benefits and compensation accruals	10.5	10.8
Other	3.9	4.6
Valuation allowance	(7.1)	(5.7)

Deferred Tax Assets	54.0	60.9

Gross Deferred Tax Liabilities
Intangible assets	59.4	57.2
Plant and equipment	27.5	34.6
Unremitted earnings of foreign entities	13.0	10.0
Partnership investments	3.9	3.8
Other	5.5	4.0

Deferred Tax Liabilities	109.3	109.6

Net Deferred Income Tax Liability	$55.3	$48.7

Deferred tax assets and liabilities are included within the combined financial statements as follows:

September 30	2015	2014
Deferred Tax Assets
Other current assets	$5.2	$7.9
Other noncurrent assets	11.3	11.9

Total Deferred Tax Assets	16.5	19.8

Deferred Tax Liabilities
Payables and accrued liabilities	2.7	.2
Deferred income taxes	69.1	68.3

Total Deferred Tax Liabilities	71.8	68.5

Net Deferred Income Tax Liability	$55.3	$48.7

Gross foreign loss carryforwards as of September 30, 2015 were $54.9. Foreign loss carryforwards of $21.8 have expiration periods between 2016 and 2025; the remaining have unlimited carryforward periods.

The valuation allowance as of September 30, 2015 is primarily related to the tax benefit of the foreign loss carryforwards. The $1.4 increase in the valuation allowance was primarily due to foreign loss carryforwards. If events warrant the reversal of the $7.1 valuation allowance, it would result in a reduction of tax expense. We believe it is more likely than not that future earnings and reversal of deferred tax liabilities will be sufficient to utilize our deferred tax asset, net of existing valuation allowance, at September 30, 2015.

We record U.S. income taxes on the undistributed earnings of our foreign subsidiaries and corporate joint ventures unless those earnings are indefinitely reinvested outside of the U.S. These cumulative undistributed earnings that are considered to be indefinitely reinvested in foreign subsidiaries and corporate joint ventures amounted to $487.9 as of September 30, 2015. An estimated $91.4 in U.S. income and foreign withholding taxes would be due if these earnings were remitted as dividends after payment of all deferred taxes.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Unrecognized Tax Benefits	2015	2014	2013
Balance at beginning of year	$18.3	$23.5	$20.5
Additions for tax positions of the current year	1.7	2.2	3.0
Additions for tax positions of prior years	—	—	2.1
Reductions for tax positions of prior years	(4.7)	(1.8)	—
Statute of limitations expiration	(2.8)	(5.6)	(2.1)

Balance at End of Year	$12.5	$18.3	$23.5

At September 30, 2015 and 2014, we had $12.5 and $18.3 of unrecognized tax benefits, excluding interest and penalties, of which $12.1 and $17.8, respectively, would impact the tax rate, if recognized.

Interest and penalties related to unrecognized tax benefits are recorded as a component of income tax expense and were not material in 2015, 2014, and 2013.

We are currently under examination in a number of tax jurisdictions, some of which may be resolved in the next twelve months. As a result, it is reasonably possible that a change in the unrecognized tax benefits may occur during the next twelve months. However, quantification of an estimated range cannot be made at this time.

We generally remain subject to examination in the following major tax jurisdictions for the years indicated below:

Major Tax Jurisdiction	Open Tax Years
North America
United States	2011-2015
Europe
United Kingdom	2012-2015
Asia
China	2010-2015
Japan	2010-2015
Singapore	2010-2015
South Korea	2010-2015
Taiwan	2010-2015

15.	SUPPLEMENTAL INFORMATION

Other Current Assets September 30	2015	2014
Deferred tax assets	$5.2	$7.9
VAT receivable	7.0	6.9
Other receivables	5.8	8.4
Prepaid expenses	21.4	19.2
Contracts in progress, less progress billings	9.7	31.4
Other	2.9	1.6

	$52.0	$75.4

Other Noncurrent Assets September 30	2015	2014
Deferred tax assets	$11.3	$11.9
Other long-term receivables	4.3	5.6
Other	24.8	26.9

	$40.4	$44.4

Payables and Accrued Liabilities September 30	2015	2014
Trade creditors	$93.4	$123.3
Customer advances	8.2	6.1
Accrued payroll and employee benefits	48.7	23.8
Severance and other costs associated with business restructuring and cost reduction actions	6.6	1.4
Environmental reserve	6.3	3.3
Accrued income taxes	3.2	3.9
Other	14.1	11.7

	$180.5	$173.5

Other Noncurrent Liabilities September 30	2015	2014
Employee benefits	$5.5	$6.0
Contingencies related to uncertain tax positions	13.1	18.8
Other	12.0	8.9

	$30.6	$33.7

Net Transfers to Air Products

Net transfers to Air Products in 2014 on the combined statement of changes in Air Products’ invested equity and noncontrolling interests includes the transfer of deferred taxes from us to Air Products of $12.1. This transfer was excluded from net transfers to Air Products on the combined statements of cash flows.

16.	BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We are comprised of two primary business segments, Electronic Materials and Performance Materials, under which we will manage our operations and assess performance, and a Corporate segment. Our segments are organized based on management’s view of the organization.

Electronic Materials

The Electronic Materials segment is an integrated provider of specialty materials for the high-growth electronics industry, focusing on the integrated circuit and flat-panel display markets. This segment provides the global semiconductor industry with high purity process materials for deposition, metallization, chamber cleaning and etching, chemicals mechanical planarization slurries, organosilanes, organometalics and liquid dopants for thin film deposition, formulated chemical products for post-etch cleaning, and delivery equipment and services primarily for the manufacture of silicon and compound semiconductors and thin film transistor liquid crystal displays. The competitive landscape is varied, from multinational chemical companies to small regional, narrow-portfolio focused companies. The majority of our sales to the semiconductor industry are to large scale multinational companies.

Performance Materials

The Performance Materials segment manufactures epoxy curing agents/formulations, polyurethane catalysts, and various surfactants to the global market with applications in the coatings, construction, automotive, consumer goods, cleaners, adhesives, and cosmetics end markets. The products are used in a variety of industry applications, including coatings, inks, adhesives, construction and civil engineering, personal care, institutional and industrial cleaning, mining, oil refining, and polyurethanes. The Performance Materials segment focuses on the development of new additive materials aimed at providing unique technologies and functionality. Competitors of this business segment range from small regional players to large multinational specialty companies.

Corporate

The Corporate segment includes certain administrative costs that have been allocated to us such as information technology, general services, human resources, legal, accounting, and other services, as well as non-core operating activities such as remediation of historical environmental sites, foreign exchange gains and losses, certain services to third parties adjacent to our operating sites, and other income and expense that cannot be directly associated with business segments. Also included are LIFO inventory adjustments, as the business segments use FIFO, and the LIFO pool adjustments are not allocated to the business segments. In addition to the LIFO allowance, total assets include cash and deferred tax assets.

Customers

For the fiscal year ended September 30, 2015, one customer of the Electronic Materials segment represented 10% of combined sales, and total sales to two other customers within that segment represented 12% of our combined sales.

Accounting Policies

The accounting policies of the segments are the same as those described in Note 2, Major Accounting Policies. We evaluate the performance of segments based upon reported segment operating income. Intersegment sales are not material and are recorded at selling prices that approximate market prices. Corporate costs allocated from Air Products are included in the Corporate segment.

Business Segment

	Electronic Materials	Performance Materials	Corporate		Segment Total
2015
Sales	$1,009.3	$1,077.7	$9.4		$2,096.4
Operating income (loss)	265.8	213.9	(32.8)		446.9
Depreciation and amortization	57.5	26.4	.6		84.5
Equity affiliates’ income	1.0	1.2	—		2.2
Expenditures for long-lived assets	20.2	79.8	—		100.0
Investments in net assets of and advances to equity affiliates	12.6	3.3	—		15.9
Total assets (liabilities)	860.3	815.0	(6.8	)(A)	1,668.5

2014
Sales	$942.5	$1,123.2	$9.6		$2,075.3
Operating income (loss)	184.7	197.4	(33.2)		348.9
Depreciation and amortization	59.3	26.1	.6		86.0
Equity affiliates’ income	1.7	.8	—		2.5
Expenditures for long-lived assets	33.8	25.5	—		59.3
Investments in net assets of and advances to equity affiliates	14.1	3.7	—		17.8
Total assets	982.6	769.1	14.8	(A)	1,766.5

2013
Sales	$852.8	$1,017.4	$8.8		$1,879.0
Operating income (loss)	106.3	175.7	(34.4)		247.6
Depreciation and amortization	62.2	26.1	.5		88.8
Equity affiliates’ income	2.0	.8	—		2.8
Expenditures for long-lived assets	33.3	15.6	—		48.9
Investments in net assets of and advances to equity affiliates	14.1	3.5	—		17.6
Total assets	1,003.3	757.5	67.1	(A)	1,827.9

(A)	Total assets includes LIFO inventory reserves.

Below is a reconciliation of segment total operating income to combined operating income:

	2015	2014	2013
Operating Income
Segment total	$446.9	$348.9	$247.6
Business restructuring and cost reduction actions	(34.8)	(2.0)	(137.4)

Combined Total	$412.1	$346.9	$110.2

Geographic Information

	2015	2014	2013
Sales to External Customers
United States	$927.5	$914.6	$861.6
Europe	326.2	354.8	323.5
Asia, excluding Taiwan and South Korea	386.1	393.6	357.1
Taiwan	236.3	228.0	212.0
South Korea	220.3	184.3	124.8

Total	$2,096.4	$2,075.3	$1,879.0

	2015	2014	2013
Long-Lived Assets(A)
United States	$283.5	$241.4	$241.9
Europe	15.3	18.0	19.2
Asia, excluding Taiwan and South Korea	62.8	83.0	94.0
Taiwan	38.9	43.7	43.1
South Korea	98.8	117.4	122.4

Total	$499.3	$503.5	$520.6

(A)	Long-lived assets include plant and equipment, net.

Geographic information is based on country of origin. Included in United States revenues are export sales to third-party customers of $167.3 in 2015, $173.6 in 2014, and $178.5 in 2013. The Europe region operates principally in Germany, Italy, the Netherlands, and the U.K. The Asia region operates principally in China, Japan, Singapore, South Korea, and Taiwan.

17.	SUBSEQUENT EVENTS

In December 2015, we sold our investment in Daido Air Products Electronics, Inc. for $15.9, which resulted in a before-tax gain of $.7. The carrying value at time of sale included a $12.8 investment in net assets of and advances to equity affiliates and a $2.4 foreign currency translation loss that had been deferred in accumulated other comprehensive loss. The income tax provision will include an expense of $5.3 as a result of the sale.

In fiscal 2015, we recorded $1.0 of equity affiliates’ income in our Electronic Materials segment related to this investment.

SCHEDULE II

COMBINED

VERSUM, A BUSINESS OF AIR PRODUCTS AND CHEMICALS, INC,

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended September 30, 2015, 2014, and 2013

	Balance at Beginning of Period	Change Charged to Expense	Other Changes(A)	Balance at End of Period
	(in millions of dollars)
Year Ended September 30, 2015
Allowance for doubtful accounts	$2	$—	$(1)	$1
Allowance for deferred tax assets	6	1	—	7

Year Ended September 30, 2014
Allowance for doubtful accounts	$8	$—	$(6)	$2
Allowance for deferred tax assets	11	(4)	(1)	6

Year Ended September 30, 2013
Allowance for doubtful accounts	$8	$2	$(2)	$8
Allowance for deferred tax assets	9	2	—	11

(A)	Primarily write-offs of uncollectible trade receivable accounts. Includes impact of foreign currency translation adjustments.